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As filed with the Securities and Exchange Commission on September 30, 2003

Registration No. 333-102800

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 4

TO

FORM F-3
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

DURBAN ROODEPOORT DEEP, LIMITED
(Exact Name of Registrant as Specified in its Charter)

N/A
(Translation of Registrant's Name into English)

Republic of South Africa	N/A
(State of other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

45 Empire Road
Parktown, Johannesburg
South Africa, 2193
(27-11) 381-7800

(Address and telephone number, of registrant's principal executive offices)

CT Corporation System
111 Eighth Avenue
New York, New York 10011
(212) 590-9200

(Name, address, and telephone number, of agent for service)

Copies to
 Steven I. Suzzan, Esq.
Fulbright & Jaworski L.L.P.
666 Fifth Avenue
New York, New York 10103
Tel. (212) 318-3000
Fax (212) 318-3400

(cover continued on next page)

        Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

        If the only securities being registered on this Form are to be offered pursuant to dividend or interest reinvestment plans, please check the following box.     ☐

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☒

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling securityholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated September 30, 2003

Durban Roodepoort Deep, Limited
$66,000,000
6% Senior Convertible Notes due 2006

Ordinary Shares and American Depositary Shares
which will be issued upon conversion of the Notes

        We issued the notes in a private placement in November 2002. Selling securityholders will use this prospectus to resell their notes and the ordinary shares or American Depositary Shares, or ADSs, issuable upon conversion of the notes. The notes are not listed on any securities exchange or included in any automated quotation system. The notes which were offered in reliance on Rule 144A are eligible for trading on the PORTAL Market of the National Association of Securities Dealers, Inc. Our ordinary shares are listed on the JSE Securities Exchange, South Africa, or JSE, under the symbol "DUR" and our ADSs, in the form of American Depositary Receipts, or ADRs, are quoted on the Nasdaq SmallCap Market under the symbol "DROOY". Our ordinary shares are also listed on the London Stock Exchange, the Paris Bourse, the Brussels Bourse and the Australian Stock Exchange. Our ordinary shares also trade on the "over-the-counter" markets in Frankfurt, Berlin and Stuttgart.

        We pay interest on the notes at the rate of 6% per year on May 12 and November 12 of each year. The first interest payment was made on May 12, 2003. The notes were offered at 100% of the principal amount plus accrued interest, if any. The yield-to-maturity of the notes is 6.557% per year, computed on a semi-annual bond equivalent basis and calculated from November 12, 2002. On or before the fifth business day immediately following maturity, we will pay 102.5% of the principal amount, or the full accreted amount of the notes, and all accrued interest thereon.

        The notes are:

  •
  unsecured;

  •
  unsubordinated;

  •
  due on November 12, 2006;

  •
  convertible, at the option of the holder at any time prior to November 12, 2006 or their redemption or repurchase, into

  —
  our ordinary shares or

  —
  at your option in specified circumstances, our ADSs, representing ordinary shares, at an exchange ratio, subject to adjustment, equal to one ordinary share.

          Each $1,000 principal amount of notes may be converted into 266.6667 ordinary shares, subject to adjustment upon the occurrence of specified events. The notes are also:

  •
  redeemable by us for cash on or after November 12, 2005 under specified circumstances; and

  •
  redeemable at the option of holders under specified change of control events as described in this prospectus.

        On August 31, 2003, the last reported sale price for our ordinary shares on the Johannesburg Stock Exchange was R18.75 per share, and the last reported sale price on August 31, 2003 for our ADSs on the Nasdaq Small Cap Market was $2.53 per ADS. Each ADS represents one ordinary share.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

        See "Risk Factors" beginning on page 11 of this prospectus to read about important factors you should consider before buying the notes or our ordinary shares or ADSs.

The date of this prospectus is September    , 2003

TABLE OF CONTENTS

Prospectus

        There are restrictions on the offer and sale of the notes in the United Kingdom. All applicable provisions of the Financial Services Act 1966, the Financial Services and Markets Act 2000 and the Public Offers of Securities Regulations 1995 with respect to anything done by any person in relation to the notes, the ordinary shares and the ADSs in, from or otherwise involving the United Kingdom must be complied with.

        There are restrictions on the offer for subscription or sale of the notes to the public in the Republic of South Africa in terms of the Companies Act, 1973 (as amended) and to South African resident shareholders and purchasers in general in terms of the Exchange Control Regulations, 1961 (as amended) promulgated under the Currency and Exchange Act, 1933 (as amended).

        No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the notes and ordinary shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The distribution of this prospectus and the offer or sale of the notes, ordinary shares and ADSs in certain jurisdictions may be restricted by law. This prospectus does not constitute an offer or invitation to sell the notes, ordinary shares or ADSs in any jurisdiction in which such offer or invitation would be unlawful and we do not accept any responsibility for any violation by any person of any such restrictions. The information contained in this prospectus is current only as of its date.

i

About this Prospectus

        This prospectus constitutes part of a registration statement on Form F-3 that we filed with the SEC using a "shelf" registration process. Under this shelf process, any selling securityholder may sell any combination of the securities described in this prospectus in one or more negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices. This prospectus provides you with a general description of the securities the selling securityholders may offer. We may also add, update or change information contained in this prospectus in a prospectus supplement to be delivered by the selling securityholder along with this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading "Available Information" and "Incorporation of Documents by Reference."

        This prospectus summarizes certain documents and other information, and we refer you to the actual documents for a more complete understanding of what we discuss in this prospectus. We will make copies of the actual documents available to you upon request.

        In this prospectus, references to "dollars," "U.S.$" and "$" are to U.S. dollars and references to "we", "our", "us" or "the Company" refer to Durban Roodepoort Deep, Limited and its subsidiaries as appropriate in the context.

Cautionary Statement Concerning Forward-Looking Statements

        In addition to historical information, this prospectus, and the filings with the SEC incorporated by reference herein, contain statements relating to our future business and/or results. These statements include certain projections and business trends which are "forward-looking" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these statements by the use of words like "may", "will", "could", "should", "project", "believe", "anticipate", "expect", "plan", "estimate", "forecast", "potential", "intend", "continue" and variations of these words or comparable words. Forward-looking statements do not guarantee future performance and involve risks and uncertainties. Actual results will differ, and may differ materially, from projected results as a result of certain risks and uncertainties. These risks and uncertainties include, without limitation, those described under "Risk Factors" in this prospectus and those detailed from time to time in our filings with the SEC.

Summary

        This summary highlights the material information appearing elsewhere in, or incorporated by reference into, this prospectus, and may not contain all of the information that is important to you. You should read the following summary together with the information set forth in this prospectus under the heading "Risk Factors" and the documents incorporated into this prospectus by reference under the heading "Incorporation of Documents by Reference".

Our Business

        We are a gold mining company engaged in underground and surface gold mining including exploration, extraction, processing and smelting. Our operations consist of the North West Operations, the Blyvoor Section and the Crown Section, all in South Africa, and the Tolukuma Section in Papua New Guinea. We also have exploration projects in South Africa, Papua New Guinea and Australia, though our principal focus is on our operations in South Africa.

        Our operational focus is to increase production, improve productivity and reduce costs. Our cash costs have decreased from an average of $267 per ounce of gold in fiscal 2000 to $209 per ounce of gold in fiscal 2002. Since 1997, our production has increased from less than 170,000 ounces per year to in excess of one million ounces in fiscal 2002. We currently process approximately 0.3 million tons of ore per month from underground operations with an average recovery of 0.215 ounces of gold per ton of ore. Surface production is derived from tailings dams and waste rock of approximately 1.8 million tons per month with an average recovery of 0.017 ounces of gold per ton of ore processed.

        Available proven and probable reserves as of June 30, 2002 were estimated at 16.3 million ounces of gold, as compared to approximately 14.4 million ounces at June 30, 2001, representing a 13% increase. We seek to increase our reserves through development, and to acquire additional new reserves through acquisitions. Our metallurgical plants have a combined throughput capacity of 24 million tons per annum.

        We also own a development project in the southern down-dip extension of the Central Rand gold field known as the Argonaut Project. We suspended this project in August 1999 since we did not have sufficient cash resources at that time to continue exploration. However, we are re-evaluating the feasibility of recommencing this project due to the increase in the price of gold.

        We have had a number of changes in management and in the composition of our board of directors during the last year. Our reorganized management team has made important changes to our business, most notably a major restructuring of our hedge book. We have embraced the South African government's drive for black empowerment and concluded a transaction with Khumo Bathong Holdings (Pty) Ltd, or KBH, involving the sale of a 60% share of our interest in Crown Gold Recoveries (Pty) Ltd. We also took positive steps to start growing our asset base and making our production profile more sustainable. For example, we accelerated our exploration programs at the Tolukuma and Harties Sections. We re-commissioned the No. 6 shaft at the Harties Section and, through a new decline, accessed additional reserves. The expansion program at the Blyvoor Section has resulted in new mining areas being accessed and the ore reserves increasing.

        We were formed on February 16, 1895. Our registered office and business address is 45 Empire Road, Parktown, Johannesburg, South Africa, 2193. The postal address is P.O. Box 390, Maraisburg 1700, South Africa. Our telephone number is (+27 11) 381-7800 and our facsimile number is (+27 11) 482-4641. We are registered under the South African Companies Act, 1973 (as amended) under registration number 1895/000926/06.

Our Strategy

        The major components of our business strategy include:

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  Increase Gold Production. Increase gold production from our existing operations through capital expenditures designed to improve gold output and extend the lives of our mines;

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  Conduct Exploration Activities. Conduct brownfields exploration programs to expand our ore reserves and increase gold production, including an examination of the deep-level gold deposit we refer to as the Argonaut Project;

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  Acquire Gold Producing Assets. Acquire gold producing businesses or companies that complement our existing operations and offer attractive financial returns;

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  Reduce Production Costs. Reduce production costs by continuing to employ rigorous cost controls and management of working capital, and reducing administrative costs by flattening our management structure;

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  Exposure to Gold Price. Offer our securityholders a high level of exposure to the gold price while employing prudent safeguards against a decrease in the gold price; and

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  Corporate Governance. Our reorganized management team intends to stay vigilant in our corporate governance, continuing to comply with international standards and maintaining regular and substantive communications with all stakeholders.

Our Ore Reserves

        The international mining consulting firm of Resource Service Group has reviewed the 2002 ore reserves, to the extent of our current mining plans. This included initial site visits, a full independent review of each of our operations and the preparation of a reserve statement. Our attributable proven and probable reserves as of June 30, 2002 and June 30, 2001 are set forth in the table below. The reserve figures as of June 30, 2002 were based on the then prevailing gold price of $320 per ounce (R102,882 per kilogram) and the then prevailing exchange rate of R10 to $1.00. The reserve figures as of June 30, 2001 were based on the then prevailing gold price of $270 per ounce (R68,143 per kilogram) and the then rate of R7.85 to $1.00. This 51% increase in the Rand gold price per kilogram resulted in a 13% increase in our total proven and probable reserves, indicating the sensitivity of our reserves to the Rand gold price. At June 30, 2003, the Rand gold price per kilogram was R83,097.

	June 30,
	2002			2001
	Tons (mt)	Grade (g/t)	Gold ('000 ozs.)	Tons (mt)	Grade (g/t)	Gold ('000 ozs.)
Underground
Harties Section
-Proven Reserves	19.27	7.19	4,396	9.7	5.59	1,751
-Probable Reserves	13.54	6.0	2,610	16.2	5.27	2,745
Buffels Section
-Proven Reserves	3.11	6.4	636	0.6	4.95	103
-Probable Reserves	1.71	6.2	342	2.3	5.48	401
Blyvoor Section
-Proven Reserves	19.23	6.9	4,261	15.3	7.68	3,769
-Probable Reserves	15.47	5.5	2,725	18.1	5.17	3,008
Tolukuma Section
-Proven Reserves	0.064	16.7	34	0.05	18.00	28
-Probable Reserves	0.098	13.9	44	0.07	13.00	30

Total Underground
-Proven Reserves	41.69	7.0	9,324	25.8	6.82	5,652
-Probable Reserves	30.81	5.8	5,723	36.7	5.25	6,185

Total Underground Reserves	72.50	6.5	15,047	62.4	5.90	11,836

Surface
Harties Section
-Proven Reserves	—	—	—	—	—	—
-Probable Reserves	2.26	0.7	352	2.63	0.93	78
Buffels Section
-Proven Reserves	—	—	—	—	—	—
-Probable Reserves	18.55	0.6	54	14.0	0.75	338
Blyvoor Section
-Proven Reserves	7.33	1.1	249	8.9	1.12	321
-Probable Reserves	—	—	—	—	—	—
West Wits Section
-Proven Reserves	—	—	—	11.27	0.46	165
-Probable Reserves	—	—	—	1.08	1.19	41
Crown Section(1)
-Proven Reserves	19.57	0.6	403	39.6	0.75	959
-Probable Reserves	5.82	0.7	133	32.3	0.60	620

Tolukuma Section
-Proven Reserves	—	—	—	0.003	34.00	3
-Probable Reserves	—	—	—	0.003	29.00	3
Total Surface
-Proven Reserves	26.90	0.8	652	59.9	0.75	1,448
-Probable Reserves	26.63	0.6	539	50.1	0.67	1,080

Total Surface Reserves(1)	53.53	0.7	1,191	110.0	1.42	2,528

Open Pit
Harties Section
-Proven Reserves	—	—	—	—	—	—
-Probable Reserves	0.52	1.5	25	—	—	—
Buffels Section
-Proven Reserves	—	—	—	—	—	—
-Probable Reserves	—	—	—	—	—	—

Total Open Pit
-Proven Reserve	—	—	—	—	—	—
-Probable Reserve	0.52	1.5	25	—	—	—
Total Open Pit Reserves	0.52	1.5	25	—	—	—

Total Proven and Probable Reserves(1)(2)	126.50	4.0	16,263	172.4	2.59	14,366

(1)
Total proven and probable reserves for 2002 reflects our attributable 40% interest in the Crown Section, subsequent to our sale of 60% of the Crown Section with effect from July 1, 2002.

(2)
The reserves listed in the above table are estimates of what can be legally and economically recovered from operations and, as stated, are estimates of mill delivered tons, including all mining dilutions and gold losses except mill recovery. Metallurgical recovery factors have not been applied to the reserves.

        The approximate metallurgical factors for the 2002 reserves shown in the above table are as follows: Harties Section—96%; Buffels Section—96%; Blyvoor Section—95%; Crown Section—62%; and Tolukuma Section—88%.

        The approximate metallurgical factors for the 2001 reserves shown in the table were as follows: Harties Section—96%; Buffels Section—96%; Blyvoor Section—94%; West Wits—68.5%; Crown Section—53%; and Tolukuma Section—88%. There were no proven or probable reserves for the Durban Deep Section for fiscal 2001.

        The following table shows the average drill/sample spacing (rounded to the nearest foot) for each category of reserves at our mines:

Mine	Proven Reserves	Probable Reserves
Harties Section	20 ft. by 27 ft.	246 ft. by 787 ft.
Buffels Section	20 ft. by 39 ft.	131 ft. by 164 ft.
Blyvoor Section	16 ft. by 24 ft.	98 ft. by 492 ft.
Crown Section	328 ft. by 328 ft.	328 ft. by 328 ft.
Tolukuma Section	7 ft. intervals	7 ft. intervals

        In fiscal 2002, the pay-limit approach was applied to the mineralized material database of our various shafts or business units in order to determine the tonnage and grade available for mining. In fiscal 2001, we used the cut-off approach to select ore for mining.

        The pay-limit approach is based on the minimum in situ grade of ore blocks, for which the total cash costs, which includes all overhead costs, including head office charges, are equal to a projected gold price per ounce for that year. This calculation also considers the previous year's mining and milling efficiencies, which includes metallurgical and other mining factors and the production plan for the next twelve months. Only blocks above the pay-limit value are considered for mining. The pay-limit grade is higher than the cut-off grade.

        The cut-off approach is based on the minimum in situ grade of ore blocks for which the total cash costs, excluding overhead costs are equal to a projected gold price per ounce for that year. The calculation also considers the previous year's mining and milling efficiencies and the production plan for the next 12 months. The cut-off grade is lower than the pay-limit grade.

        When delineating the economic limits to the orebodies we adhere to the following guidelines:

  •
  The potential ore to be mined is well defined by an externally verified and approved geological model created in our mining software.

  •
  The potential ore, which is legally allowed to be mined, is also confined by the mine's lease boundaries.

  •
  A full life of mine plan is constructed to mine the orebody from existing infrastructure.

        The underground reserves quoted as of June 30, 2002 are sensitive to operating costs and gold price assumptions as shown in the table below. These sensitivities are presented to give an indication of changes in reserves relative to the gold price assumptions used. All sensitivities have been calculated using the then prevailing exchange rate of R10 to $1.00.

	US$286/oz			US$320/oz			US$352/oz			US$385/oz
Operation	Tonnes	Grade	Gold	Tonnes	Grade	Gold	Tonnes	Grade	Gold	Tonnes	Grade	Gold
	Mt	g/t	'000 ozs	Mt	g/t	'000 ozs	Mt	g/t	'000 ozs	Mt	g/t	'000 ozs
Blyvoor Section
Proved	17.1	7.5	4,124	19.2	6.9	4,261	21.3	6.5	4,448	23.1	6.2	4,625
Probable	12.0	5.9	2,284	15.5	5.5	2,725	18.2	5.2	3,023	21.4	4.9	3,369
Total	29.1	6.9	6,408	34.7	6.3	6,986	39.4	5.9	7,471	44.5	5.6	7,994
Buffels Section
Proved	3.0	6.4	611	3.1	6.4	636	3.2	6.3	654	3.4	6.2	676
Probable	1.5	6.4	316	1.7	6.2	342	1.8	6.2	355	1.8	6.1	362
Total	4.5	6.4	926	4.8	6.3	978	5.0	6.2	1,009	5.3	6.1	1,038
Harties Section
Proved	18.9	7.2	4,358	19.2	7.1	4,396	20.2	6.9	4,502	20.7	6.8	4,547
Probable	13.4	6.0	2,590	13.5	6.0	2,610	14.5	5.8	2,718	15.5	5.7	2,816
Total	32.3	6.7	6,949	32.7	6.7	7,006	34.7	6.5	7,220	36.2	6.3	7,363
Total *
Proved	39.0	7.3	9,093	41.5	7.0	9,293	44.7	6.7	9,604	47.2	6.5	9,848
Probable	26.9	6.0	5,190	30.7	5.8	5,677	34.4	5.5	6,096	38.7	5.3	6,547
Total	65.9	6.7	14,283	72.2	6.4	14,970	79.1	6.2	15,700	85.9	5.9	16,395
*
Attributable South African operations only

        At different gold prices, alternative mining strategies may be pursued to optimally exploit the orebody. Due to the re-processing nature of our surface operations, those reserves are not sensitive to the price of gold and are included in our reserve statement provided that the gold price per ounce exceeds the per ounce cost of processing the materials. Also, due to the limited life of mine and the nature of the orebody at the Tolukuma Section, the reserves at that section are not sensitive to the price of gold. Therefore, reserves attributable to our surface operations and to our Tolukuma Section are not included in the above table.

The Offering

        The following summary contains basic information about the notes. It may not contain all the information that is important to you. For a more complete understanding of the terms of the notes, please refer to the section of this prospectus entitled "Description of the Notes."

Securities Offered	$66,000,000 aggregate principal amount of 6% Senior Convertible Notes due 2006.
Maturity	November 12, 2006, with actual payment to be made on or before five business days following maturity.
Payment of Principal on Maturity
On or before the fifth business day immediately following maturity, we will pay 102.5% of the principal amount, or the full accreted amount of the notes, and all accrued interest thereon. Accordingly, the notes were issued with original issue discount. On or before the fifth business day immediately following the maturity date of the notes, at our option but subject to obtaining all required regulatory approvals and unless an Event of Default has occurred and is continuing, instead of paying the full accreted amount of the notes in cash, we may pay the full accreted amount of the notes in our ordinary shares, or ADSs or in a combination of cash and ordinary shares or ADSs, such ordinary shares to be valued at 90% of the 30 trading day volume weighted average price of the ordinary shares or ADSs on the Nasdaq SmallCap Market or a substitute national securities exchange upon which such ordinary shares or ADSs may then be listed for each of the thirty consecutive trading days ending with the third trading day prior to the repayment date. We may only pay the accreted amount of the notes in ordinary shares or ADSs if the conditions provided in the Indenture designed to ensure that such shares will be freely transferable are satisfied.
Offering Price
100% of the principal amount of the notes plus accrued interest, if any, from November 12, 2002. The notes were issued with original issue discount attributable to the premium payable by us upon the redemption or repayment of the notes at maturity.
Interest	We will pay interest on the notes semi-annually in arrears on May 12 and November 12 of each year, commencing May 12, 2003.
Conversion
The notes are convertible at the option of the holder into ordinary shares at a conversion rate of 266.6667 ordinary shares per $1,000 principal amount of the notes, which is equivalent to a conversion price of approximately $3.75 per share. The conversion rate is subject to adjustment. Upon conversion we will issue, or cause to be issued, our ordinary shares or, at your option, ADSs representing our ordinary shares. Until either (a) the note being converted has been transferred pursuant to an effective registration statement or (b) the note is not otherwise a "restricted security" within the meaning of Rule 144(a)(3) under the Securities Act, however, you may only receive ordinary shares upon conversion of the notes and not ADSs.

You may convert the notes at any time on or before the close of business on the maturity date, unless we have previously redeemed or repurchased the notes; provided, however, that if a note is called for redemption or repurchase, you will be entitled to convert the note at any time before the close of business on the date immediately preceding the date fixed for redemption or repurchase, as the case may be.
Ranking; Security
The notes rank pari passu, or on equal terms without preference, to all present and future indebtedness of Durban Roodepoort Deep, Limited. The notes are effectively subordinated to present and future secured indebtedness of Durban Roodepoort Deep, Limited to the extent of the value of any security underlying such indebtedness. The notes are unsecured. The notes are structurally subordinated in right of payment to all indebtedness and other liabilities of our subsidiaries. As of June 30, 2003, Durban Roodepoort Deep, Limited had R94.5 million ($12.7 million) indebtedness and other liabilities (excluding the notes) and our subsidiaries had R862.2 million ($115.4 million) of indebtedness and other liabilities outstanding. The indenture under which the notes were issued does not restrict our incurrence of indebtedness, including secured indebtedness or our subsidiaries' incurrence of indebtedness.
Yield-to-Maturity of Notes	6.557% per year, computed on a semi-annual bond equivalent basis and calculated from November 12, 2002.
Original Issue Discount
The notes were offered with original issue discount for U.S. federal income tax purposes equal to the stated redemption price at maturity of the note less the issue price to investors. U.S. holders will be required to include original issue discount in income as it accrues regardless of their method of tax accounting. See "Material Income Tax Consequences — United States."
Global Note; Book-Entry System
The notes were issued only in fully registered form without interest coupons and in minimum denominations of $1,000. The notes are represented by one or more permanent global notes in fully registered form without coupons. The Rule 144A global note was deposited with a custodian for and registered in the name of a nominee of DTC, in New York, New York. The Regulation S global note was deposited with, and registered in the name of a nominee for, a common depositary for Euroclear and Clearstream.

Provisional Redemption
We may redeem the notes, in whole or in part, at any time after November 12, 2005, at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued original issue discount, plus accrued and unpaid interest, if any, to, but excluding, the date of redemption on giving not less than 30 nor more than 60 days notice if (1) the closing price of our ADSs on the Nasdaq SmallCap Market or substitute national securities exchange has exceeded 150% of the conversion price then in effect for at least 20 trading days within a period of 30 consecutive trading days ending on the trading day immediately before the date of mailing of the provisional redemption notice and (2) the registration statement covering the resale of the notes and the ordinary shares and ordinary shares underlying the ADSs issuable upon conversion of the notes is effective and available for use and is expected to remain effective and available for use for 30 days following the provisional redemption date, unless registration is no longer required.
Redemption for Tax Reasons	We may redeem the notes prior to maturity in certain cases in the event of the imposition of withholding taxes. See "Description of the Notes —Redemption for Changes in South African Tax Law".
Repurchase at Option of Holders Upon a Change in Control
Upon a Change in Control, as that term is defined in this prospectus, you will have the right, subject to certain conditions and restrictions, to require us to repurchase your notes, in whole or in part, at 101% of their principal amount, plus accrued original issue discount, plus accrued and unpaid interest to the repurchase date. The repurchase price is payable in cash or, at our option, in our ordinary shares or our ADSs. However, we, or the successor entity in the Change in Control transaction, may pay the repurchase price in ordinary shares or ADSs only if the conditions provided in the indenture designed to ensure that such shares will be freely transferable are satisfied. If the repurchase price is paid in ordinary shares, the ordinary shares will be valued on substantially the same basis as the ordinary shares and ADSs would be valued if ordinary shares or ADSs were used to repay the notes at maturity. See " — Payment of Principal on Maturity." Our ability to repurchase the notes will also be conditional upon receipt of required regulatory approvals.
Registration Rights
Pursuant to a Registration Rights Agreement, we have agreed to file with the SEC within 90 days after the date of the initial issuance of the notes, and to use our reasonable best efforts to cause to become effective within 180 days after the date of the initial issuance of the notes, the shelf registration statement with respect to the resale of the notes and the resale of the ordinary shares underlying the ADSs issuable upon conversion of the notes of which this prospectus is a part. If we fail to comply with certain of our obligations under the Registration Rights Agreement, we will be required to pay liquidated damages on the notes.

Trading
Trading of the notes on the PORTAL Market of the Nasdaq Stock Market, Inc. to date has been extremely limited. We have been advised by the initial purchaser of the notes that it does not intend to make a market for the notes and we cannot predict whether a more active trading market for the notes will develop or, if such market develops, how liquid it will be. Our ordinary shares are listed on the JSE under the symbol "DUR", which constitutes the principal non-United States trading market for those shares. Our ordinary shares also trade on the London Stock Exchange (symbol: DBNR), Paris Bourse (symbol: DUR), Brussels Bourse (symbol: DUR) and Australian Stock Exchange (symbol: DRD). The ordinary shares also trade on the "over the counter" markets in Berlin, Stuttgart and Frankfurt. Our ADSs trade on the Nasdaq SmallCap Market under the symbol "DROOY", in the form of ADRs.
Tax Status
All payments in respect of the notes will be made without withholding of, or deduction for, or on account of, taxation unless the withholding or deduction is required by law. If we are required by law to withhold or deduct for South African taxes with respect to a payment to noteholders, we will (subject to customary exceptions) pay such additional amounts as may be necessary so that the net amount received by noteholders after the withholding or deduction will be not less than the amount that would have been received in the absence of such withholding or deduction. There are certain U.S. federal income tax consequences associated with purchasing, holding and disposing of the notes, the ordinary shares and the ADSs. Please refer to "Material Income Tax Consequences—United States."
Risk Factors	You should read "Risk Factors" beginning on page 12 of this prospectus, so that you understand the risks associated with an investment in the notes.
Securities outstanding	184,222,073 ordinary shares. This amount does not include:
• outstanding options to purchase 6,276,682 ordinary shares;
• 21,356,628 shares available for issuance under our share options scheme.
Governing Law	The notes and the indenture governing the notes are governed by the laws of the State of New York.

Risk Factors

        In addition to the other information included in or incorporated by reference into this prospectus, the considerations listed below could have a material adverse effect on our business, financial condition or results of operation, resulting in a decline in the trading price of our notes, ordinary shares or ADSs. The risks set forth below comprise all material risks currently known to us. However, there may be additional risks that we do not currently know of or that we currently deem immaterial based on information available to us.

Risks Relating to Us

We have a history of losses and may continue to incur losses in the future.

        We incurred net losses of $51,709,000 for fiscal 2002 and $6,789,000 for fiscal 2001. We may continue to incur substantial losses in the future. Furthermore, the net losses that we incurred during fiscal 2002 would have been greater had we not experienced a 2% rise in gold prices and a 27% devaluation of the Rand against the Dollar during fiscal 2002, factors which were beyond our control. Our revenues and income are dependent on many factors such as:

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  changes in the market price of gold;

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  changes in the Rand/Dollar exchange rate;

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  our levels of gold production;

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  our ability to control production costs;

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  the emergence of unforeseen liabilities; and

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  changes in market interest rates.

Changes in the market price for gold, which in the past has fluctuated widely, affect the profitability of our operations and the cash flows generated by those operations.

        Substantially all of our revenues come from the sale of gold. Thus, the market price of gold has a significant effect on our results of operations, our ability to pay dividends and undertake capital expenditures, and the market price of our notes, ordinary shares and ADSs.

        Historically, the gold price has fluctuated widely and is affected by numerous industry factors over which we have no control, including:

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  the demand for gold for industrial uses and for use in jewelry;

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  actual, expected or rumored purchases and sales of gold bullion holdings by central banks or other large gold bullion holders or dealers;

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  speculative trading activities in gold;

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  the overall level of forward sales by other gold producers;

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  the overall level and cost of production of other gold producers;

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  international or regional political and economic events or trends;

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  the strength of the Dollar (the currency in which gold prices generally are quoted) and of other currencies;

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  financial market expectations regarding the rate of inflation; and

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  interest rates.

        The following table shows the average, high and low London Bullion market price of gold in dollars during the last three fiscal years:

	Year ended June 30,
	2003	2002	2001
Average	$334	$296	$269
High	382	327	291
Low	302	265	260

        In addition, the current demand for and supply of gold affects the price of gold, but not necessarily in the same manner, as current demand and supply affect the prices of other commodities. Since the potential supply of gold (including quantities held by governments and others) is large relative to mine production in any given year, normal variations in current production will not necessarily have a significant effect on the supply of gold or the gold price.

        We do not intend to enter into forward sales of gold. Therefore, we will not be protected against decreases in the gold price. If the gold price should fall below our cost of production and remain at such levels for any sustained period, we may experience losses and may be forced to curtail or suspend some or all of our operations. In addition, we might not be able to recover any losses we may incur during that period or maintain adequate gold reserves for future exploitation.

Because we operate primarily in South Africa and most of our production costs are in Rand, while gold is generally sold in Dollars, our operating results or financial condition could be materially harmed by an appreciation in the value of the Rand.

        Gold is sold throughout the world principally in Dollars, but our operating costs are incurred principally in Rand. As a result, any significant and sustained appreciation of the Rand against the Dollar may, in Dollar terms, materially increase our costs and reduce revenues.

        The Rand has experienced significant depreciation against the Dollar in recent years and continued to weaken against the Dollar throughout calendar 2001, with the Rand depreciating by approximately 58.6%. The long-term trend of depreciation of the Rand against the Dollar may not continue. If the depreciation trend for the Rand reverses, this change could increase our costs and reduce our revenues and profitability. During calendar 2002, the Rand appreciated by approximately 29% against the Dollar which has increased our costs and reduced our revenues and profitability. During the first six months of calendar 2003, the Rand increased by approximately 13.1% against the dollar.

        Since the determination of the exchange rate of the Rand is primarily tied to market forces, its value at any time cannot be considered a true reflection of underlying value so long as the exchange controls implemented by the South African government exist. We have no foreign exchange hedging contracts to offset currency fluctuations.

Because we rely on three mining operations for substantially all of our revenues and cash flow, our business will be harmed if one or more of those operations are negatively impacted.

        Gold production at our Harties, Buffels and Blyvoor operations together accounted for approximately 77% of our total gold production in fiscal 2002 and 78% in fiscal 2001. These mines are regarded as older, higher cost, lower-grade gold producers. Our ability to identify ore reserves that can be mined economically and to maintain sufficient controls on production and other costs will have a material influence on the future viability of these mines. On July 21, 2003, we entered into a sixty day review period on the North West Operations designed to restore that section to profitability and on August 25, 2003 we announced our plan to avoid closure of the North West operations. This plan included a reduction in gold output, closure of portions of the infrastructure and a possible reduction of the workforce. Although we cannot predict the form in which this plan will ultimately be implemented, we anticipate reducing our workforce by 2,954 employees. These actions will force us to incur significant retrenchment expenses and will adversely affect our cash flows and results of operations.

        Negative developments affecting these operations (such as seismic events, underground fires and labor interruptions) could cause our results of operations, cash flows and the price of our securities to decline.

We may incur increased costs or lose opportunities for gains as a result of our agreement with Eskom.

        In October 2000, we entered into a five year contract to buy electricity from Eskom. Under the terms of our agreement, we pay Eskom a standard electricity tariff for all energy we consume, including the 75 GWh per month specified in the contract. In addition, every 12 month-period starting in October we adjust the cost incurred in that period in accordance with an established formula based on the gold price.

        If the price of gold rises significantly in Rand terms, it could deprive us of an opportunity to recognize revenue gains and could increase the cost of electricity to us. Significant increases in the costs of our electricity would increase our production costs and decrease our profitability.

Because we do not use forward contracts to protect against low gold prices with respect to most of our production, we are exposed to the impact of any significant drop in the gold price.

        Other than our agreement with Eskom, we do not intend to enter into new forward contracts to reduce our risk of exposure to volatility in the gold price. A forward contract is an agreement where one party promises to buy an asset from another party at some specified time in the future at some specified price. No money changes hands until settlement date, which normally takes place at maturity date. These contracts can be either physically settled by delivering the underlying asset or net cash settled. Accordingly, generally, if the gold price decreases significantly we will realize reduced revenues.

Following the sale of 60% of our interest in Crown Gold Recoveries (Pty) Ltd, or CGR, we no longer have full management control over the operations at the Crown Section.

        On July 1, 2002, we sold 60% of our interest in CGR for R105 million ($10 million). Prior to the sale, CGR was wholly-owned by Crown Consolidated Gold Recoveries Ltd, or Crown, our wholly-owned subsidiary. Accordingly, we no longer exercise full management control over the Crown Section and cannot unilaterally cause CGR to adopt a particular budget, pay dividends or repay its indebtedness, including debt held by us. Because we do not have management control over CGR, its current management may not continue to manage CGR in a manner that is favorable to us. Management decisions which reduce gold production, revenues or profitability at CGR, over which we have no control, may serve to reduce our cash flows and decrease our profitability.

The acquisition of East Rand Proprietary Mines Ltd, or ERPM, by CGR, our 40% owned company, is subject to risks and uncertainties which could have a material adverse effect on CGR and, accordingly, on our results of operations.

        In October 2002, CGR purchased ERPM, a South African mining company. CGR acquired ERPM as is, without indemnification for any disclosed or undisclosed liabilities, which could ultimately have a material adverse effect on CGR's results of operation and financial condition by requiring CGR to incur significant financial obligations to satisfy any liability. ERPM is exposed to all the risks applicable to a mining operation in the ordinary course. In particular, ERPM has recently experienced some labor unrest during which several striking contract workers were wounded and two workers were killed by employees of a private security company. ERPM's business could suffer if such activities are repeated. Additionally, there is a regular ingress of water into the underground workings of ERPM, and the failure of the mine's pumping operations or the installed plugs could result in significant flooding. This flooding could result in ERPM incurring significant financial liability which would increase its costs and reduce its profitability.

        Additionally, Jetvac CC has instituted proceedings against ERPM claiming R21.5 million ($2.0 million) in a dispute under a stope vacuuming contract. If Jetvac CC is successful in its claim,

payment of this amount to Jetvac CC could reduce ERPM's profitability. Because we own an interest in ERPM through CGR, the occurrence of these events could also reduce our profitability.

Our production costs may fluctuate and have an adverse effect on our results of operations.

        Our historical production costs have varied significantly and we cannot predict what our production costs may be in the future. Production costs are affected by, among other things:

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  labor stability, lack of productivity and increases in labor costs;

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  unforeseen changes in ore grades and recoveries;

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  unexpected changes in the quality or quantity of reserves;

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  unstable or unexpected ground conditions with seismicity;

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  technical issues;

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  environmental and industrial accidents;

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  permitting requirements;

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  gold theft;

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  environmental factors; and

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  pollution.

        Any material increase in our production costs will likely reduce our profitability which would have a negative impact on our results of operations.

We may experience problems in managing new acquisitions and integrating them into existing operations which could have a material adverse effect on us.

        Our objective is to grow our business by improving our existing operations as well as through acquisitions. Our success at completing any acquisitions will depend on a number of factors, including, but not limited to:

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  identifying acquisitions which fit our strategy;

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  negotiating acceptable terms with the seller of the business to be acquired; and

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  obtaining approval from regulatory authorities in South Africa and the jurisdiction of the business to be acquired.

        If we do make any acquisitions, any positive effect on our results will depend on a variety of factors including:

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  assimilating the operations of an acquired business in a timely and efficient manner;

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  maintaining our financial and strategic focus while integrating the acquired business;

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  implementing uniform standards, controls, procedures and policies at the acquired business; and

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  to the extent that we make an acquisition outside of markets in which we have previously operated, conducting and managing operations in a new operating environment.

        As a marginal producer, we tend to acquire marginal mines with high production costs and low returns. We may not be able to reduce these production costs or increase the returns on these mines in the short to medium term due to:

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  high employment costs;

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  accessibility of reserves on an economically feasible basis;

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  unexpected technical difficulties; and

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  inability to extend life of mine.

        Acquiring additional businesses could place increased pressure on our cash flow if such acquisitions are accomplished by applying cash. The integration of our existing operations with any acquired business will require significant expenditures of time, attention and funds. Achievement of the benefits expected from consolidation will require us to incur significant costs in connection with, among other things, implementing financial and planning systems. We may not be able to integrate the operations of the recently acquired subsidiary companies or restructure our previously existing operations without encountering difficulties. In addition, this integration and restructuring may require significant attention from our management team, which may detract attention from our day-to-day business. Over the short-term, difficulties associated with integration and restructuring could result in decreased production, increased costs and decreased profitability. Also, if we are unable to successfully acquire additional businesses, we may have to continue to rely on our Harties, Buffels and Blyvoor operations, which are regarded as older, higher cost, lower-grade gold producers, for substantially all of our revenues and cash flows.

Flooding at our operations may cause us to incur liabilities for environmental damage.

        Like a number of other mining companies in South Africa, we have received financial assistance from the South African government for the pumping of extraneous water from underground mine workings in the past. However, the South African government withdrew their pumping subsidy effective April 1, 1998. With the withdrawal of the pumping subsidy, and due to the low gold price, we made the decision to cease underground operations at the Durban Deep and West Wits Sections in August 2000. During fiscal 1998 we received $1.0 million in pumping subsidies and $0.8 million in fiscal 1997, compared to total revenue of $157.7 million in fiscal 1998 and $61.7 million in 1997. We expect that the progressive flooding of both the western and central basin, where these operations are located, will eventually cause the discharge of polluted water to the surface and to local water sources. Flooding of the central basin and the western basin in the area where we have ceased mining operations may cause environmental damage for which we and other parties may be liable. We cannot estimate the amount of any potential liability to us. However, in the event of joint and several liability the amounts could be significant. The incurence of significant financial liability could increase our costs and reduce our profitability.

If we are unable to attract and retain key personnel our business may be harmed.

        The success of our business will depend, in large part, upon the skills and efforts of a small group of management and technical personnel, including Mark Wellesley-Wood, our Chairman and Chief Executive Officer. Factors critical to retaining our present staff and attracting additional highly qualified personnel include our ability to provide these individuals with competitive compensation arrangements, equity participation and other benefits. If we are not successful in retaining or attracting highly qualified individuals in key management positions, our business may be harmed. We do not maintain "key man" life insurance policies on any members of our executive team. The loss of any of our key personnel could prevent us from executing our business plans. If we are unable to execute our business plans, our production may decrease, costs may increase and profitability may be reduced.

Our insurance coverage may prove inadequate to satisfy potential claims.

        We may become subject to liability for pollution or other hazards against which we have not insured or cannot insure, including those in respect of past mining activities. Our existing property and liability insurance contains exclusions and limitations on coverage. We have coverage in the amount of R5,929 million ($572 million) for assets and R2,795 million ($270 million) for loss of profits due to business interruption. These policies are limited by initial deductible amounts covering loss of surface and underground assets, losses due to seismic events and machinery breakdown. Business interruption is only covered after an initial period. The deductible amounts vary, between $1 million and $2 million for each type of loss. Claims for each and every event are limited by South African insurers to $24 million (except engineering which is limited to $48 million) and by overseas insurers in a range from $9.6 million to $96 million. In addition, we have experienced large increases in our insurance premiums recently, and insurance may not continue to be available at economically acceptable premiums. As a result, in the future our insurance coverage may not cover the extent of claims against us, including claims for environmental or industrial accidents or pollution, for which coverage is not available. If we are required to meet claims which exceed our insurance coverage, our costs may increase which could decrease our profitability.

AIDS poses risks to us in terms of productivity and costs.

        Acquired Immune Deficiency Syndrome, or AIDS, represents a very serious threat to us and the mining industry in South Africa as a whole in terms of the potential reduced productivity and increased medical costs. The exact extent of infection in our workforce is not known at present. However, it is estimated by the industry that the prevalence of HIV, the virus that causes AIDS, in the mining industry workforce in South Africa is approximately 37%. Reductions in productivity and increases in medical costs would reduce our production and profitability.

Risks Related to Our Industry and to Doing Business in South Africa and Papua New Guinea

Our gold reserve figures are estimates based on a number of assumptions and may yield less gold under actual production conditions than we currently estimate.

        Our ore reserves figures are estimates which may not reflect actual reserves or future production. Reserve estimates require revisions based on actual production experience or new information. Should we encounter mineralization or formations different from those predicted by past drilling, sampling and similar examinations, reserve estimates may have to be adjusted and mining plans may have to be altered in a way that might ultimately cause our results of operations and financial condition to decline. Moreover, if the price of gold declines, or stabilizes at a price that is lower than recent levels, or if our production costs increase or recovery rates decrease, it may become uneconomical to recover ore reserves containing relatively lower grades of mineralization. Under these circumstances, we would be required to re-evaluate our ore reserves. Additionally, short-term operating factors relating to the ore reserves, such as the need for sequential development of ore bodies and the processing of new or different grades, may increase our production costs and decrease our profitability in any particular period.

The exploration of mineral properties is highly speculative in nature, involves substantial expenditures, and is frequently unproductive.

        Exploration for gold is highly speculative in nature. Our future growth and profitability will depend, in part, on our ability to identify and acquire additional mineral rights, and on the costs and results of our continued exploration and development programs. Many exploration programs, including some of ours, do not result in the discovery of mineralization and any mineralization discovered may not be of sufficient quantity or quality to be mined profitably. Our mineral exploration rights may not contain commercially exploitable reserves of gold. Uncertainties as to the metallurgical recovery of any gold discovered may not warrant mining on the basis of available technology. Our operations are subject to all of the operating hazards and risks normally incidental to exploring for and developing mineral properties, such as:

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  encountering unusual or unexpected formations;

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  environmental pollution;

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  personal injury and flooding; and

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  decrease in reserves due to a lower gold price.

        If we discover a viable deposit, it usually takes several years from the initial phases of exploration until production is possible. During this time, the economic feasibility of production may change. Moreover, we will use the evaluation work of professional geologists, geophysicists, and engineers for estimates in determining whether to commence or continue mining. These estimates generally rely on scientific and economic assumptions, which in some instances may not be correct, and could result in the expenditure of substantial amounts of money on a deposit before it can be determined whether or not the deposit contains economically recoverable mineralization. As a result of these uncertainties, we may not successfully acquire additional mineral rights, or identify new proven and probable reserves in sufficient quantities to justify commercial operations in any of our properties.

        If management determines that capitalized costs associated with any of our gold interests are not likely to be recovered, we would incur a writedown on our investment in that interest. All of these factors may result in losses in relation to amounts spent which are not recoverable.

        In particular, we estimate that approximately R7.5 billion ($711 million) will be required to complete the first stage of the Argonaut Project, known as the Central Shaft. The current exploration and feasibility study will require approximately R500 million ($47.4 million) to complete which includes R200 million ($19 million) needed to complete the initial seismic survey. We may not be able to raise the finances required to complete these activities.

        Depending on the capital required, we may seek third party financing to fund the development of our exploration projects that we believe have the potential to be profitable. Our ability to obtain outside financing will depend upon the price of gold and the industry's perception of gold's future price and other factors outside of our control. Such third party financing may not be available to us on acceptable terms, or at all.

Due to the nature of mining and the type of gold mines we operate, we face a material risk of liability, delays and increased production costs from environmental and industrial accidents and pollution.

        The business of gold mining in South Africa by its nature due to deep underground mining as compared to other gold mining countries, involves significant risks and hazards, including environmental hazards and industrial accidents. In particular, hazards associated with our underground mining operations include:

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  rock bursts;

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  seismic events;

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  discharges of gases and toxic chemicals;

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  underground fires and explosions, including those caused by flammable gas;

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  cave-ins or falls of ground;

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  releases of radioactive materials;

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  flooding;

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  sinkhole formation and ground subsidence;

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  other accidents and conditions resulting from drilling, blasting and removing and processing material from an underground mine; and

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  accidents associated with transportation.

        Hazards associated with our open pit mining operations include:

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  flooding of the open pit;

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  collapses of the open pit walls;

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  accidents associated with the operation of large open pit mining and rock transportation equipment;

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  accidents associated with the preparation and ignition of large scale open pit blasting operations;

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  production disruptions due to weather; and

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  hazards associated with processing, such as groundwater and waterway contamination.

        Hazards associated with our rock dump mining and tailings disposal include:

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  accidents associated with operating a rock dump and rock transportation;

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  production disruptions due to weather;

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  collapses of tailings dams; and

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  ground and surface water pollution.

        We are at risk of experiencing any and all of these environmental or other industrial hazards. In particular, due to the extreme depth of the Argonaut Project we could face heightened risks due to heat, seismicity and rock stresses. The occurrence of any of these hazards could delay production, increase production costs and result in liability for us.

Government policies aimed at vesting the custodianship of mineral resources in the State in South Africa may adversely impact our operations and profits.

  Surface Right Permits

        In South Africa, surface right permits are not property but are statutory rights issued under repealed mining legislation to use an area of the surface of the land for a specific purpose incidental and ancillary to mining which supercedes the rights of third party ownership of the surface. To the extent that rights to any surface infrastructure or surface use is not held by us or any of our subsidiaries under a surface right permit then we will have to rely on surface ownership or we must reach an agreement with the owner of the surface for such surface use or surface infrastructure.

  Government regulation and legal proceedings

        Our activities are subject to extensive laws and regulations controlling not only the mining of and exploration for mining properties, but also the possible effects of such activities upon the environment. Permits from a variety of regulatory authorities are required for many aspects of mine operations and reclamation. Future legislation and regulations could cause additional expense, capital expenditures, restrictions and delays in the development of our properties. The extent of the adverse financial impact cannot be predicted.

  The Mineral and Petroleum Resources Development Act, 2002

        Our rights to own and exploit our mineral reserves and deposits are governed by the laws and regulations of the jurisdictions in which the mineral properties are located. Currently, a significant portion of our mineral reserves and deposits are located in South Africa.

        In October 2002, the President of South Africa assented to the Mineral and Petroleum Resources Development Act, 2002, or the Act, which was passed by parliament in June 2002. The Act will come into operation on a date to be proclaimed by the President which is expected to be during or shortly after June 2003. Until then, the existing regulatory regime for mineral rights will remain in place whereby the holder of mineral rights is entitled to mine on obtaining a mining authorization from the State.

        The Act vests custodianship of South Africa's mineral resources in the State which will issue prospecting rights or mining rights to applicants in the future. The existing common law prospecting, mining and mineral rights will cease to exist but transitional arrangements are provided in order to give holders of existing rights the opportunity to acquire new rights.

        Where we hold mineral rights and mining authorizations and conduct mining operations on the date on which the Act comes into effect, we will be able, within five years from the date of effectiveness of the Act, to submit the old rights and authorizations for conversion to a new mining right. We will need to submit a mining work program to substantiate the area and period of the new right, and also to comply with the requirements of the Charter discussed below. A similar procedure applies where we hold prospecting rights and a prospecting permit and conduct prospecting operations, but we must apply for a conversion to a new prospecting right within the two years from the date of effectiveness of the Act for which purpose a prospecting work program must be submitted. Where we hold unused rights however, we will have one year to apply for new prospecting rights or mining rights, the requirements in regard to which are more stringent than for conversion, and involve non-concentration of resources, fair competition, no exclusionary effects, and proof of financial and technical ability.

        If we do not acquire new rights under the Act, we would be entitled to claim compensation from the State if we can prove that thereby our property has been expropriated as provided for under the Constitution of South Africa. Whether mineral rights constitute property and whether the Act does bring about an expropriation are both aspects which are the subject of legal debate and which are likely to be settled ultimately by litigation. The factors in determining compensation include not only fair market value but also history of acquisition and use and aspects of redress and reform which could have the effect of reducing the compensation.

        Even where the new rights are obtained under the Act, these rights will not be equivalent to the existing rights. The area covered by the new rights may be reduced by the State if it finds that the prospecting or mining work programs submitted by an applicant do not substantiate the need to retain the area covered by the old right. The duration of the new rights will no longer be perpetual but rather, in the case of new mining rights, a maximum of 30 years with renewals of up to 30 years each and in the case of prospecting rights, up to five years with one renewal of up to three years. The Act provides for a retention period after prospecting of up to three years with one renewal of up to two years, subject to certain conditions, such as non-concentration of resources, fair competition, and non-exclusion of others. In addition, the new rights will be transferable subject to the approval of the Minister of Mines, or the Minister. Mining or prospecting must be conducted continuously and actively thereafter.

        The implementation of the Act may result in significant adjustments to our property ownership structure, which could have a material adverse effect on our financial condition and results of operation.

        The new rights can be suspended or cancelled by the Minister on breach or, in the case of mining rights, on non-optimal mining in accordance with the mining work program.

        The new rights will be subject to a State royalty calculated on gross revenue as proposed in the draft Mineral and Petroleum Money Bill, 2003, which was released in March 2003 for comment, and which proposes a quarterly royalty payment of three percent of gross revenue in the case of gold. As proposed, royalty payments will commence upon the conversion and granting of a new mining right.

        The Act calls for a charter, or Charter, to be developed by the Minister within five years of commencement of the Act, but the content of which has largely been agreed with mining industry representatives (including us), and with representatives of other stakeholders. The Charter's stated objectives include;

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  expansion of opportunities for persons disadvantaged by unfair discrimination under the previous political dispensation,

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  expansion of the skills base of such persons, the promotion of employment and advancement of the social and economic welfare of mining communities, and

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  promotion of beneficiation.

        The Charter requires that each mining company achieve 15 percent ownership by historically disadvantaged South Africans of its South African mining assets within five years and 26 percent ownership within ten years. It contemplates that this will be achieved by, among other methods, disposals of assets by mining companies to historically disadvantaged persons on a willing seller—willing buyer basis at fair market value. In addition, the Charter requires mining companies to formulate plans for achieving employment equity at management level with a view to achieving 40 percent participation by historically disadvantaged persons in management and ten percent participation by women in the mining industry, each within five years. When considering applications for the conversion of existing rights, the State will take a "scorecard" approach, evaluating the commitments of each company to the different facets of promoting the objectives of the Charter. The draft scorecard was published by the government in February 2003. Failure to comply with the requirements of the Charter could result in the suspension or cancellation of one or more of our licenses or cause us to be subject to fines.

        The loss of any rights or the refusal of a substituted right could prevent us from continuing to mine at an operation. This could reduce our production capacity and profitability.

Since our labor force has substantial trade union participation, we face the risk of disruption from labor disputes and new South African labor laws.

        We currently employ and contract approximately 21,000 people in South Africa, of whom, approximately 70% are members of trade unions or employee associations. This includes all employees of CGR but excludes employees at ERPM. Accordingly, we are at risk of having our production stopped for indefinite periods due to strikes called by unions and other labor disputes. In South Africa, in addition to strikes, on occasion we experience work stoppages based on national trade union "stay away" days regardless of the state of our relations with workforce. We have entered into various agreements regulating wages and working conditions at our South African mines through June 30, 2003 at which time we will need to re-negotiate these agreements. Significant labor disruptions may reduce our production and cause us to incur significant costs which could reduce our profitability. We are not able to predict whether we will experience significant labor disputes in the future.

        In recent years, labor laws in South Africa have significantly changed in ways that affect our operations. In particular, laws that provide for mandatory compensation in the event of termination of employment for operational reasons and that impose large monetary penalties for non-compliance with the administrative and reporting requirements of affirmative action policies could result in significant costs to us. In addition, future South African legislation and regulations relating to labor may further increase our costs or alter our relationship with our employees.

Our operations in South Africa and Papua New Guinea are subject to extensive regulations which could impose significant costs and burdens.

  Environmental

        Our South African operations are subject to various environmental laws and regulations including, for example, those relating to water management, waste treatment, emissions and disposal, and must comply with permits or standards governing, among other things, tailings dams and waste disposal areas, water use, air emissions and water discharges. We may, in the future, incur significant costs to comply with the South African environmental requirements imposed under existing or new legislation, regulations or permit requirements or to comply with changes in existing laws and regulations or the manner in which they are applied. Also, we may be subject to litigation and other costs as a result of environmental rights granted to individuals under South Africa's Constitution or other sources of rights. These costs could reduce our profitability.

        The Blyvoor Section has its own unique environmental risks, due to its dolomitic geology, sinkholes and subsidences which require remediation using appropriate cost-effective filling techniques.

        Additionally, two of our operations have to pump mine water to the surface. The consequence of this pumping could be that ground water, streams and wetlands become polluted. Also, dolomitic rock will be dissolved, resulting in an increased risk of sinkholes and possible pollution of fresh water resources stored in dolomitic formations. As the water reaches the surface, there will be an increased risk of damage to municipal services, foundations of buildings and properties. We have not conducted an assessment of the full scope of such potential environmental damage, nor are we aware to what extent we may be liable for such damage, if any, resulting from continued or previous flooding of our mines, including the affected mines or other mines not currently experiencing flooding problems.

        The Argonaut Project will, if it is developed, be situated below the Johannesburg metopolitan area. Recently, local opposition groups in South Africa have managed to delay or prevent operations of other extractive enterprises. Because of this, it is possible that public opposition to the project could delay our application for necessary permits or prevent the implementation of the project.

        The Tolukuma Section in Papua New Guinea also has site specific environmental risks associated with its operations. Tailings are routinely discharged into the Auga/Angabanga river system in accordance with a permit issued by the Papua New Guinea Department of the Environment. Due to the elevated concentrations of heavy metals naturally occurring in the ore, in particular lead, mercury and arsenic, discharges are monitored closely in accordance with the terms of an environmental monitoring program. Cyanide associated with the tailings deposited is detoxified and cyanide levels are monitored daily. However, should we be unable to control the cyanide, the increased levels of cyanide could pose potential adverse health risks to the surrounding communities and may result in us violating our mining permit conditions under the PNG Environmental Act 2000 and Regulations 2000 and may expose us to civil and criminal liability when this legislation comes into effect. However, we have encountered local opposition from indigenous people and landowners regarding our discharge of tailings. This opposition could cause delays or stoppages which could reduce our production capacity and results of operations.

        South African mining companies are required by law to undertake rehabilitation works as part of their ongoing operations. In addition, during the operational life of their mines, they must provide for the cost of mine closure and post-closure rehabilitation and monitoring once mining operations cease. We fund these environmental rehabilitation costs by making contributions into environmental trust funds established for each of the operations, which amounts are approved by the authorities. As of June 30, 2002, we had contributed a total of $12.1 million to the funds. Changes in legislation or regulations (or the approach to enforcement of them) or other unforeseen circumstances may cause us to incur additional future environmental expenditures or increase the level or accelerate the timing of our provisioning for these expenditures.

        In the future, compliance with the Mine Health and Safety Act, 1996 (as amended) and the Compensation for Occupational Injuries and Diseases Act, 1993 (as amended), may require significant expenditures which could reduce our profitability.

  Land Claims

        Our privately held land and mineral rights in South Africa could be subject to land restitution claims under the Restitution of Land Rights Act, 1994 (as amended), or Land Rights Act. Under the Land Rights Act, any person who was dispossessed of rights in land in South Africa as a result of past racially discriminatory laws or practices is granted certain remedies, including the restoration of the land. The initial deadline for such claims was December 31, 1998. We have not been notified of any land claims, but it is possible that administrative delays in the processing of claims could have delayed such notification. Any claims of which we are notified in the future could have a material adverse effect on our right to the properties to which the claims relate and prevent us using that land and exploiting any mineral reserves located there.

Political or economic instability in South Africa or regionally may reduce our production and profitability.

        We are incorporated and own significant operations in South Africa. As a result, political and economic risks relating to South Africa could reduce our production and profitability. Large parts of the South African population do not have access to adequate education, health care, housing and other services, including water and electricity. Government policies aimed at alleviating and redressing the disadvantages suffered by the majority of citizens under previous governments may increase our costs and reduce our profitability. In recent years, South Africa has experienced high levels of crime and unemployment. These problems have impeded fixed inward investment into South Africa and have prompted emigration of skilled workers. As a result, we may have difficulties attracting and retaining qualified employees.

        Recently, the South African economy has been growing at a relatively slow rate, inflation and unemployment have been high by comparison with developed countries, and foreign reserves have been relatively low. In the late 1980s and early 1990s, inflation in South Africa reached record highs. This increase in inflation resulted in considerable year on year increases in operational costs. In recent years, the inflation rate has decreased and as of June 2003 the inflation rate stood at 6.7%. A return to significant inflation in South Africa, without a concurrent devaluation of the Rand or an increase in the price of gold, could result in an increase in our costs which could reduce our profitability.

        There has been regional political and economic instability recently in neighboring Zimbabwe. Any similar political or economic instability in South Africa could have a negative impact on our ability to manage and operate our South African operations which could result in an increase in our costs and a decrease in our production and profitability.

Our ability to conduct business outside South Africa could be materially constrained by South African exchange control regulations.

        South Africa's exchange control regulations restrict the export of capital from South Africa, the Republic of Namibia, and the Kingdoms of Lesotho and Swaziland, known collectively as the Common Monetary Area. Transactions between South African residents (including companies) and non-residents of the Common Monetary Area are subject to exchange controls enforced by the South African Reserve Bank. As a result, our ability to raise and deploy capital outside the Common Monetary Area is restricted. In particular, we are:

  •
  generally not permitted to export capital from South Africa or to hold foreign currency without the approval of the South African Reserve Bank;

  •
  generally required to repatriate to South Africa profits of our foreign operations; and

  •
  limited in our ability to utilize the income of one foreign subsidiary to finance the operations of another foreign subsidiary.

        These restrictions could prevent us from obtaining adequate funding on acceptable terms for our acquisitions and exploration projects outside South Africa.

An acquisition of non-South African shares or assets, or South African shares or assets from a non-South African, by South African resident purchasers is subject to exchange control regulations and may not be granted regulatory approval.

        Potential acquisitions of non-South African shares, or assets or South African shares or assets from a non-South African by South African resident purchasers, are subject to prior approval by the South

African Reserve Bank, or SARB, pursuant to South African exchange control regulations. The SARB may refuse to approve such proposed acquisitions by us in the future. As a result, our management may be limited in its ability to consider strategic options and our shareholders may not be able to realize the premium over the current trading price of our ordinary shares which they might otherwise receive upon such an acquisition.

Risks Related to this Offering

Because the notes are unsecured and structurally subordinated, there may not be sufficient assets to satisfy our obligations under the notes in the event of our bankruptcy, liquidation or reorganization or other events.

        The notes will rank pari passu to all present and future indebtedness of Durban Roodepoort Deep, Limited. The notes will be effectively subordinated to present and future secured indebtedness of Durban Roodepoort Deep, Limited to the extent of the value of any security underlying such indebtedness. The notes will be unsecured. The notes will be structurally subordinated in right of payment to all indebtedness and other liabilities of our subsidiaries. Substantially all of our operations and our assets are held in our subsidiaries. As of June 30, 2003, Durban Roodepoort Deep, Limited had R94.5 million ($12.7 million) of indebtedness and other liabilities (excluding the notes) and our subsidiaries had R862.2 million ($115.4 million) of indebtedness and other liabilities outstanding. The indenture under which the notes will be issued will not restrict our incurrence of indebtedness, including secured indebtedness or our subsidiaries' incurrence of indebtedness. There may not be sufficient assets to satisfy our obligations under the notes in the event of our bankruptcy, liquidation or reorganization or other events.

The notes were issued at a discount from their stated redemption price at maturity and will therefore trigger certain U.S. federal income tax consequences for U.S. holders of the notes.

        The notes were issued at a discount of 2.439% from their stated redemption price at maturity. The amount of such discount is $25 per $1,000 principal amount of the notes. Consequently, the notes will be treated as issued with original issue discount for U.S. federal income tax purposes and U.S. holders will be required to include such original issue discount in income as it accrues for U.S. federal income tax purposes in advance of receipt of any payment on the notes to which the original issue discount is attributable.

We have issued a substantial number of ordinary shares in recent years, and our shares are subject to further dilution upon the exercise of the substantial number of outstanding options and upon the conversion of the notes.

        As of June 30, 2003, we had an aggregate of 300,000,000 ordinary shares, no par value, authorized to be issued and at that date an aggregate of 184,222,073 ordinary shares were issued and outstanding. We may issue additional securities, including our ordinary shares, in connection with future acquisitions or financings or in settlement of certain liabilities. In addition, we have a share option plan authorizing an aggregate of 15% of our ordinary shares to be issued. We had issued and outstanding at June 30, 2003, options to purchase a total of 6,276,682 ordinary shares at exercise prices varying between R4.52 to R36.08 pursuant to this plan.

        Upon conversion, the notes will entitle their holders to receive, in the aggregate ordinary shares or ADSs as described in this prospectus. Conversion of the notes would further dilute the equity interests of shareholders. The issuance of the ordinary shares or ADSs upon conversion of the notes could reduce the market price of the ordinary shares and ADSs.

A market for the notes may not develop.

        Prior to the sale of the notes, there was no public market for any of the notes. The development of an active trading market for the notes will depend on a number of factors including prevailing interest rates, the market for similar securities, the market price of our securities and our performance. If a market for the notes develops:

  •
  the market may not be liquid;

  •
  the holders may not be able to sell their notes; or

  •
  the holders may not receive a price equal to or above the conversion price upon the sale of their notes.

        The initial purchaser of the notes has advised us that it does not intend to make a market in the notes. If such a market were to exist, the notes could trade at prices that may be higher or lower than the principal amount or purchase price, depending on many factors, including, our current share price, our perceived credit quality, prevailing interest rates, the market for similar notes and our financial performance. We do not presently intend to apply for the listing of the notes on any securities exchange.

The trading prices of our ordinary shares and ADSs have been subject to significant fluctuations and may continue to be volatile in the future.

        The trading prices of our ordinary shares and ADSs have been volatile and may continue to be volatile in the future. Factors including changes in the market price of gold, the depth and liquidity of the market for our ordinary shares and ADSs, investor perceptions of us and general economic conditions in the United States and worldwide may cause the trading prices of our ordinary shares or ADSs to fluctuate significantly. The ordinary shares or ADSs obtained upon conversion of a note may not trade at or above their conversion price due to these factors.

We may not be able to refinance the notes if required or if we so desire.

        We may need or desire to refinance all or a portion of the notes at maturity. We may not be able to refinance the notes on commercially reasonable terms, if at all due to the marginal nature of our mines or a lower gold price over an extended period of time. If we are not able to refinance the notes on terms favorable to us, we may not have sufficient funds to satisfy our obligations under the notes.

Investors in the United States may have difficulty bringing actions, and enforcing judgments, against us, our directors and our executive officers based on the civil liabilities provisions of the federal securities laws or other laws of the United States or any state thereof.

        We are incorporated in South Africa. Substantially all of our directors and executive officers (and certain experts named herein) reside outside of the United States. Substantially all of the assets of these persons and substantially all of our assets are also located outside the United States. As a result, it may not be possible for investors to effect service of process on these persons or us within the United States, or to enforce a judgment obtained in a United States court predicated upon the civil liability provisions of the federal securities or other laws of the United States or any state thereof against these persons or us. A foreign judgment is not directly enforceable in South Africa, but constitutes a cause of action which will be enforced by South African courts provided that:

  •
  the court which pronounced the judgment had jurisdiction to entertain the case according to the principles recognized by South African law with reference to the jurisdiction of foreign courts;

  •
  the judgment is final and conclusive (that is, it cannot be altered by the court which pronounced it);

  •
  the judgment has not been prescribed;

  •
  the recognition and enforcement of the judgment by South African courts would not be contrary to public policy, including observance of the rules of natural justice which require that the documents initiating the United States proceeding were properly served on the defendant and that the defendant was given the right to be heard and represented by counsel in a free and fair trial before an impartial tribunal;

  •
  the judgment was not obtained by fraudulent means;

  •
  the judgment does not involve the enforcement of a penal or revenue law; and

  •
  the enforcement of the judgment is not otherwise precluded by the provisions of the Protection of Business Act, 1978 (as amended), of South Africa.

It is the policy of South African courts to award compensation for the loss or damage actually sustained by the person to whom the compensation is awarded. Although the award of punitive damages is generally unknown to the South African legal system, that does not mean that such awards are necessarily contrary to public policy. Whether a judgment was contrary to public policy depends on the facts of each case. Exorbitant, unconscionable, or excessive awards will generally be contrary to public policy. South African courts cannot enter into the merits of a foreign judgment and cannot act as a court of appeal or review over the foreign court. South African courts will usually implement their own procedural laws and, where an action based on an international contract is brought before a South African court, the capacity of the parties to the contract will usually be determined in accordance with South African law. An original action based on United States federal securities laws cannot be brought before South African courts. A plaintiff who is not resident in South Africa may be required to provide security for costs in the event of proceedings being initiated in South Africa. Furthermore, the Rules of the High Court of South Africa require that documents executed outside South Africa must be authenticated for the purpose of use in South African courts.

Ratio of Earnings To Fixed Charges

        The table below sets forth the ratio of our earnings to fixed charges in thousands of Dollars on a historical basis for each of the periods indicated.

			Six months ended December 31, 2002	Year ended June 30,
	Year ended June 30, 2003	Nine months ended March 31, 2003
				2002	2001	2000	1999	1998
Earnings(1) (restated†)	47,047	62,297	48,047	(94,573)	(91,744)	(172,467)	(10,310)	(36,492)
Fixed charges(2)	4,370	2,695	1,127	2,385	5,573	4,501	2,333	172
Ratio of earnings to fixed charges	12:1	24:1	44:1	n/a	n/a	n/a	n/a	n/a

†
See note 10 to the accompanying Unaudited Restated Condensed Consolidated Financial Statements.

        The ratio of earnings to fixed charges is computed by dividing (1) income from continuing operations before income taxes and minority interest, plus fixed charges, less equity income in unconsolidated affiliates, capitalized interest and minority interest by (2) fixed charges, comprising interest expense on all indebtedness (including amortization of deferred financing costs). Ratios for the years ended June 30, 1999 through June 30, 2002 are not shown because earnings for those years were negative. The full amount of the deficiency was $2.4 million for the year ended June 30, 2002, $5.6 million for the year ended June 30, 2001, $4.5 million for the year ended June 30, 2000, and $2.3 million for the year ended June 30, 1999, and $0.2 million for the year ended June 30, 1998. The information in the above table for the year ended June 30, 2003 is taken from our published unaudited financial results for that period which were prepared in accordance with U.S. GAAP.

Capitalization
(in thousands)

        The following table sets forth our short-term debt and capitalization as of August 31, 2003 and shows the effect of our sale of the notes and the application of the net proceeds from that sale. This table should be read in conjunction with the information on our financial condition and results of operations and our consolidated financial statements and notes thereto contained in our annual report on Form 20-F/A (Amendment No. 4) for the year ended June 30, 2002, incorporated herein by reference.

August 31, 2003
(Actual)
Short term debt	3,949
Long term debt
Former hedging counterparties	—
Other Long Term Debt	4,508
6% Senior Convertible Notes due 2006	63,580

Total long term debt	72,037

Shareholders' equity
Share capital	360,440
Additional paid in capital	38,021
Accumulated losses	(307,794)
Other	(45,190)

Total shareholders' equity	45,477

Total capitalization	117,514

Use of Proceeds

        We will not receive any of the proceeds from the sale by any of the selling securityholders of the notes or the ordinary shares or ADSs which may be issued upon conversion of the notes. We received net proceeds of approximately $62.7 million from the sale of the notes. We expect to use approximately $15 million for capital expenditures to upgrade and improve our metallurgical plants and expand our mining operations; approximately $15 million for the acquisition of gold producing businesses or companies; approximately $15 million for mineral exploration and resource evaluation in South Africa, including the Argonaut Project; approximately $7.5 million for capital expenditures designed to reduce administrative and production costs; and the remainder for general corporate purposes, including working capital.

        As of June 30, 2003, we have spent approximately $10.8 million on the acquisition through a series of open market purchases of a 19.81% stake in Emperor Mines Limited; approximately $4.7 million on capital expenditures at our mining operations, approximately $0.2 million on mineral exploration and evaluation in South Africa, including the Argonaut Project, and approximately $27.5 million for general corporate purposes, including working capital.

Price Range of Ordinary Shares and American Depositary Shares

Market Information

        Our ordinary shares trade on the JSE under the symbol "DUR" and our ADSs trade on the Nasdaq SmallCap Market in the form of ADRs under the symbol "DROOY". Our ordinary shares also trade on the LSE (symbol: DBNR), Paris Bourse (symbol: DUR), Brussels Bourse (symbol: DUR) and Australian Stock Exchange (symbol: DRD). The ordinary shares also trade on the "over the counter"

markets in Berlin, Stuttgart and Frankfurt. The following tables set forth, for the periods indicated, the high and low sales prices and average daily trading volumes of our ordinary shares on the JSE and ADRs.

					Average Daily Trading Volume
	Price Per Ordinary Share Rand		Price Per ADR $
Year Ended					Ordinary Shares
	High	Low	High	Low		ADRs
June 30, 1999	22.50	10.10	3.72	1.56	59,875	286,549
June 30, 2000	14.40	6.70	2.38	0.94	219,120	671,956
June 30, 2001	10.70	4.40	1.40	0.59	141,868	593,520
June 30, 2002	55.00	6.50	5.59	0.79	246,934	2,085,179
June 30, 2003	49.20	15.60	4.72	2.11	245,634	2,809,445
		Price Per Ordinary Share Rand		Price Per ADR $		Average Daily Trading Volume
Year Ended	Quarter	High	Low	High	Low	Ordinary Shares	ADRs
June 30, 2001	Q1 Q2 Q3 Q4	8.40 7.35 8.60 10.70	6.30 4.40 4.80 7.30	1.19 1.06 1.13 1.40	0.94 0.59 0.66 0.88	84,560 129,260 151,865 203,547	389,700 639,416 606,303 738,865
June 30, 2002	Q1 Q2 Q3 Q4	11.00 17.10 39.00 55.00	6.50 9.40 16.00 37.35	1.39 1.45 3.58 5.59	0.79 1.07 1.36 3.37	144,134 150,426 362,608 335,649	711,759 638,327 2,369,105 4,531,973
June 30, 2003	Q1 Q2 Q3	48.00 45.00 38.50	23.80 25.80 17.00	4.56 4.54 4.38	2.31 2.87 2.11	259,772 279,442 224,280	3,224,087 3,067,297 2,776,048
	Q4	23.75	15.60	2.93	2.18	181,448	2,160,115
	Price Per Ordinary Share Rand		Price Per ADR $		Average Daily Trading Volume
Month Ended
	High	Low	High	Low	Shares	ADRs
March 31, 2003	29.90	17.00	3.69	2.11	237,154	3,270,124
April 30, 2003	21.50	15.60	2.88	2.18	148,787	2,029,544
May 31, 2003	23.75	16.20	2.93	2.26	143,852	2,366,178
June 30, 2003	21.95	18.30	2.83	2.28	251,950	2,084,623
July 31, 2003	20.30	16.80	2.76	2.23	124,233	2,517,804
August 31, 2003	21.00	16.51	2.76	2.28	89,241	3,737,285

        On August 31, 2003, the closing price for our ordinary shares on the JSE was R18.75 and the closing price for our ADRs on the Nasdaq SmallCap Market was $2.53.

        The notes are eligible for trading on the PORTAL Market of the Nasdaq Stock Market, Inc. However, we do not believe that an active trading market exists for the notes.

Selected Consolidated Historical Financial Information
(in thousands, except per share and per ounce data)

        The following selected historical consolidated financial data have been derived from our unaudited consolidated financial statements for the six month periods ended December 31, 2002 and 2001 and the related notes, which appear elsewhere in this prospectus. The financial data have been prepared in accordance with US GAAP. The selected historical consolidated financial data does not purport to indicate results of operations as of any future date or for any future period.

	Unaudited Six months ended December 31,
	2002	2001
	As restated(1)
Income Statement Data
Revenues	133,109	150,374
Total Costs	84,596	274,475
Profit/(Loss) before taxes and minority interest	48,513	(124,101)
Income tax (expense)/benefit	(10,866)	36,227
Minority interest	—	—
Net profit/(loss) attributable to common shareholders	37,647	(87,874)
Basic earnings/(loss) per share	20.6	(55.9)
Diluted earning/(loss) per share	19.5	(55.9)
Number of shares in issue	183,511,834	160,093,307
Other Non-US GAAP Financial Data
Cash costs per ounce	267	208
Total costs per ounce	202	517
Balance Sheet Data
Net assets/(liabilities)	38,490	(79,044)
Cash and cash equivalents	86,967	10,340
Working capital	58,305	(9,089)
Total assets	217,072	104,158
Long term liabilities	(73,724)	(3,527)
Shareholders' (equity)/deficit	(38,490)	79,044
Total liabilties and shareholders equity	(217,072)	(104,158)

(1)
See note 10 to the accompanying Restated Unaudited Condensed Consolidated Financial Statements.

Total Costs and Cash Costs

        Total costs is a non-U.S. GAAP measurement that represents the full amount of costs incurred and represents the difference between revenues from gold bullion and related by-products delivered to refineries and profits or losses before taxation. Total costs per ounce are calculated by dividing total costs by ounces of gold produced.

        Cash costs are costs incurred directly in the production of gold and include labor costs, contractor and other related costs, inventory costs and electricity costs. Although described as "cash" costs, this measure is computed under the accrual method of accounting required under U.S. GAAP, but excludes certain non-cash amounts, such as depletion, depreciation and amortization, which are required to be included in measures computed under U.S. GAAP. Cash costs per ounce are calculated by dividing cash costs by ounces of gold produced. Cash costs have been calculated on a consistent basis for all periods presented.

        Cash costs should not be considered by investors as an alternative to net operating income or net profit applicable to common stockholders or as an alternative to other GAAP measures and may not be comparable to other similarly titled measures of other companies. However, we believe that cash costs in total and per ounce are useful indicators to investors and management of the performance of individual mines and our operations as a whole, as they provide:

  •
  an indication of a mine's profitability and efficiency;

  •
  the trend in costs as the mine matures;

  •
  a measure of a mine's gross margin per ounce, by comparison of the cash costs per ounce by mine to the price of gold;

  •
  an internal benchmark of performance to allow for comparison against other mines; and

  •
  a basis for benchmarking against other mining companies with similar assets.

        During the annual planning process, cash cost per ounce targets are set for each month by our board of directors. These targets are adjusted for changes in exchange rates on a monthly basis. Variances are analyzed monthly, taking into account volume changes, production and labor efficiencies, price variances and changes of scope. For negative variances, a plan of action is agreed upon by management to address the situation.

        The following table lists the components of cash costs for each of the periods set forth below:

	Six months ended December 31,
Costs
	2002	2001
Labor	42%	41%
Contractor Services	22%	21%
Inventory	25%	26%
Electricity	11%	12%

        Cash costs do not include certain factors that bear on our overall financial performance, including gains and losses on financial instruments, depreciation and amortization and selling, administration and general charges.

        A reconciliation of cash costs to total costs for each of the periods included in the table above is presented below. In addition, the table also provides a reconciliation of cash costs per ounce to total costs per ounce for each of those periods.

	Unaudited Six months ended December 31,
	2002		2001
	$000's	$ per ounce	$000's	$ per ounce
Total costs, as restated(1)	84,596	202	274,475	517
Adjustments
Finance costs	(1,127)	(3)	(2,300)	(4)
Non-operating income	4,532	11	2,890	5
Selling, administration and general charges	(4,681)	(11)	(4,460)	(8)
Other operating income/(costs), as restated(1)	28,535	68	(160,305)	(302)

Cash costs	111,855	267	110,300	208

Total Ounces produced	419,019		531,001

(1)
See note 10 to the accompanying Restated Unaudited Condensed Consolidated Financial Statements.

        Cash costs per ounce for the six months ended December 31, 2002 increased by 28% to $267 per ounce compared to a cash cost of $208 per ounce for the six months ended December 31, 2001. This increase was due to an increase in labor costs as a result of an increased labor force for the expansion projects at the Blyvoor and North West Sections and annual wage increases, as well as inflationary increases in our costs caused by the depreciation of the Rand in the 2001 fiscal year.

        Our total cost per ounce of gold produced decreased to $202 per ounce for the six months ended December 31, 2002 from $517 per ounce for the six months ended December 31, 2001. This decrease was mainly attributable to the profit on financial instruments of $44 million for the six months ended December 31, 2002 compared to a loss on financial instruments of $149.1 million for the six months ended December 31, 2001. The profit on the sale of the Crown Section of $8.4 million also reduced the total cost per ounce for the six months ended December 31, 2002.

Operating and Financial Review and Prospects

        The following commentary should be read in conjunction with the financial statements and related notes included elsewhere in this prospectus. Our discussion contains forward looking statements based upon current expectations that involve risks and uncertainties, such as our plans, objectives and intentions. Our actual results may differ from those indicated in such forward looking statements.

Overview

        We are a gold mining company engaged in underground and surface gold mining including exploration, extraction, processing and smelting. Our operations consist of the North West Operations, the Blyvoor Section and Crown Section, all in South Africa, and the Tolukuma Section in Papua New Guinea. We own a 40% interest in the Crown Section and manage its operations pursuant to a management agreement. We also have exploration projects in South Africa, Papua New Guinea and Australia, though our principal focus is on our operations in South Africa.

        Since 1997, we have expanded from a single operation at the Durban Deep Section that produced 165,996 ounces of gold for the fiscal year 1997 to an independent gold producer that has increased production to 1,027,440 ounces of gold in fiscal year 2002. Our strategy for growth has generally been to acquire existing under-performing mines and turn them into profitable business units by introducing low-cost mining methods and reducing costs through employing our experience in managing marginal gold mines to more efficiently utilize existing infrastructures.

        We have had a number of changes in management and in the composition of our board of directors during the last year. Our new management team has made important changes to our business, most notably a major restructuring of our hedge book. We have embraced the South African government's drive for black economic empowerment and concluded a transaction with KBH involving the sale of a 60% share of our interest in CGR. We also took positive steps to start growing our asset base and making our production profile more sustainable. For example, we accelerated our exploration programs at the Tolukuma and Harties Sections. We re-commissioned the No. 6 shaft at the Harties Section and, through a new decline, accessed additional reserves. The expansion program at the Blyvoor Section has resulted in new mining areas being accessed and the ore reserves increasing.

Critical Accounting Policies

        Our significant accounting policies are described in note 2 to our consolidated financial statements contained in our Annual Report on Form 20-F/A (Amendment No. 4) for the year ended June 30, 2002, which is incorporated herein by reference. Some of our accounting policies require the application of significant judgment by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty and are based on our historical experience, terms of existing contracts, management's view on trends in the gold mining industry and information from outside sources.

        Management believes the following critical accounting policies, among others, affect its more significant judgments and estimates used in the preparations of our consolidated financial statements and could potentially impact our financial results and future financial performance.

Mining Assets

        Mining exploration costs including property acquisitions and mineral and surface rights relating to exploration stage properties are expensed as incurred.

        Development costs relating to major programs at existing mines are capitalized. Development costs consist primarily of expenditures to expand the capacity of operating mines. Production costs are expensed.

        Initial development and pre-production costs relating to a new orebody are capitalized once our directors consider that the likelihood of the properties being profitably exploited is probable and until the orebody is brought into production at which time the costs are then amortized as set out below.

        Land is recorded at cost and not depreciated. Buildings and other non-mining fixed assets are recorded at cost less accumulated depreciation.

        Actual expenditures incurred for mineral property interests, mine development costs, mine plant facilities and equipment are capitalized to the specific mine to which that the cost relates. Amortization is calculated on a mine-by-mine basis (i.e. the cost pools are the individual mines) using the units of production method. Under the units of production method, we estimate the amortization rate based on actual production over total proven and probable reserves of the particular mine. This rate is then applied to actual costs incurred to date to arrive at the amortization expense for the period. Proven and probable reserves of the particular mine reflect estimated quantities of economically recoverable reserves that can be recovered in the future from known mineral deposits that are presently accessible.

        We do not have significant open-pit operations. Any stripping costs are expensed in the period in which they are incurred.

        Recoverability of our long-term assets, which include development costs, are reviewed whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. To determine whether a long-term asset may be impaired, the estimate of future un-discounted cash flows, calculated on a "mine-by-mine" basis, is compared to its carrying value.

        If an impairment exists on this basis, a reduction in the carrying value of the long-term asset is recorded to the extent the carrying value exceeds the estimate of future discounted cash flows calculated on mine-by-mine basis. Management's estimate of future cash flows is subject to risk and uncertainties. It is therefore reasonably possible that changes could occur which may affect the recoverability of our mining assets.

Rehabilitation costs

        Estimated future rehabilitation costs, which are based on our interpretation of current environmental and regulatory requirements, are accrued and charged over the expected operating lives of the mines using the unit of production method based on estimated proven and probable reserves. The estimated costs of rehabilitation are reviewed annually and adjusted as appropriate for changes in legislation, technology or other circumstances.

        Based on current environmental regulations and known rehabilitation requirements, management has included its best estimate of these obligations in its rehabilitation accrual. However, it is reasonably possible that our estimates of our ultimate rehabilitation liabilities could change as a result of changes in regulations or cost estimates.

        Annual contributions are made to dedicated trust funds to fund the estimated cost of rehabilitation during and at the end of the life of the relevant mine.

Financial instruments

        Statement of Financial Accounting Standards 133 ("SFAS 133"), Accounting for Derivative Instruments and Hedging Activities has been issued and was adopted by us with effect from July 1, 2000.

        Prior to the adoption of SFAS 133, gains and losses on derivative instruments, which effectively established minimum prices for designated future production were recognized in revenue when planned production was delivered. Derivatives that were not designated to future production, were accounted for on a mark-to-market basis and the associated gains and losses were recognized in the results of operations.

        Under SFAS 133, all derivative instruments are recognized on the balance sheet at their fair value, unless they meet the criteria for the normal purchase normal sale exception. On the date a derivative contract is entered into, the derivative is designated as (1) a hedge of the fair value of a recognized asset or liability (fair value hedge), (2) a hedge of a forecasted transaction (cash flow hedge), or (3) a hedge of a net investment in a foreign entity. Our derivative transactions, while providing effective economic hedges under the our risk management policies, do not qualify for hedge accounting. Derivative instruments are not entered into for trading purposes.

        On adoption of SFAS 133, none of our derivatives qualified for hedge accounting as they did not meet the hedging requirements of SFAS 133. A cumulative effect adjustment of $78 million was recorded in Accumulated Other Comprehensive Income on July 1, 2000. The cumulative effect adjustment was required to record the fair value of those derivative instruments on the balance sheet, which previously qualified for hedge accounting and were not recorded on the balance sheet.

        Recognition of derivatives which meet the criteria for the normal purchase normal sale exemption under SFAS 133 are deferred until settlement. However, we have no positions that meet the criteria for the normal purchase normal sale exemption under SFAS 133.

        Subsequent to the adoption of SFAS 133, changes in the fair value of derivatives that do not qualify for hedge accounting are recognized in the income statement.

Pension plans and other employee benefits

        Pension plans, which are multi-employer plans in the nature of defined contribution plans, are funded through annual contributions.

        In addition, we make long service bonus payments (long-service awards) for certain eligible employees, based on qualifying ages and levels of service, and accrue the cost of such liabilities over the service life of the employees on an actuarial basis.

        We contribute to a defined contribution medical fund for current employees and certain retirees on an annually determined contribution basis. No contributions are made for employees retiring after December 31, 1996. A liability for retirees and their dependants prior to this date has been accrued in full based on an actuarial valuation.

Stock-based compensation plans

        We have adopted the disclosure only provisions of SFAS 123 and apply Accounting Principles Board Opinion No. 25 (APB No. 25) and related interpretations accounting for our employee based compensation plan.

Reclamation and Closure Costs

        In June 2001, the Financial Accounting Standards Board issued SFAS 143, Accounting for Asset Retirement Obligations, or SFAS 143. SFAS 143, which comes into effect for fiscal years beginning after June 15, 2002, requires that the fair value of liabilities for asset retirement obligations be recognized in the period in which they are incurred. A corresponding increase to the carrying amount of the related asset, where one is identifiable, will be recorded and will be depreciated over the life of the asset. Where a related asset is not easily identifiable with a liability, the change in fair value over the course of the year is expensed. The amount of the liability will be subject to re-measurement at each reporting period. This differs from the current practice which involves accruing for the estimated reclamation and closure liability through annual charges to earnings over the estimated life of the mine. We adopted the new policy on July 1, 2002. The cumulative effect of the change in policy on the balance sheet at that date is to increase property, plant and equipment by $0.55 million and increase Rehabilitation liabilities by $0.7 million with a cumulative effect of change in accounting principle adjustment charge to net earnings of $0.15 million in the first half of fiscal 2003.

Investments in Associates

        Investments in associated undertakings are accounted for by the equity method of accounting. These are undertakings over which we exercise significant influence, but which we do not control. Provisions are recorded for long-term impairment in value.

        Equity accounting involves recognizing in the income statement our share of the associate's profit or loss for the year after tax. Our associate is carried in the balance sheet at an amount that reflects our share of the net assets of the associate.

OPERATIONS

        We currently focus on four operations:

•
North West Operations

        The North West Operations consist of the Buffels Section and Harties Section which lie adjacent to each other within the Klerksdorp goldfield on the northwest rim of the Witwatersrand Basin. This operation is our largest producer of gold and produced 255,565 ounces, or 61% of our total gold production, for the six months ended December 31, 2002 from underground and surface sources. We own 100% of the North West Operations through our wholly-owned subsidiary, Buffelsfontein Gold Mines Ltd, or Buffels. Buffels acquired the majority of the assets and liabilities of the Harties mining operation on August 16, 1999.

        Due to the recent increase in the price of gold, we have decided to mine previously unprofitable areas of the Buffels and Harties Sections below a cut-off grade of 7.96 g/t at Buffels Section and 6.45 g/t at Harties Section. These areas are called the "medium grades' and carry no additional overhead costs. This strategy has increased the life of the mines from seven years to 24 years. The North West Operations have approximately 14,902 employees including contractors. The operation produced 212,097 ounces of gold from underground areas. Gold production from surface areas for the six months ended December 31, 2002 amounted to 43,468 ounces.

•
Blyvoor Section

        The Blyvoor Section is situated in the Carletonville goldfields on the northwestern edge of the Witwatersrand Basin. This section was established in 1937 and gold production commenced in 1942. It was the first mine in the "West Wits" line and our wholly-owned subsidiary, Blyvoor, acquired the company which owned the adjacent Doornfontein mine as a wholly owned subsidiary in December 1995. We own 100% of the Blyvoor Section through our wholly-owned subsidiary, Blyvooruitzicht Gold Mining Ltd, or Blyvoor. We acquired Blyvoor on September 15, 1997.

        The mine has approximately 5,908 employees, including contractors. The Blyvoor Section has two main gold bearing horizons, the Carbon Leader Reef, which is one of the principal orebodies in the goldfield, and the Middelvlei Reef which is situated approximately 246 feet vertically above the Carbon Leader Reef horizon. The processing of surface rock dumps also takes place at the Blyvoor Section. We believe that production from surface sources at the Blyvoor Section will progressively decrease from 180,000 tons per month during fiscal 2002 to 110,000 tons per month while production from underground operations will increase in a corresponding manner to match the plant capacity of approximately 228,000 tons per month.

        We implemented the Blyvoor Expansion Project in fiscal 2001 to realize the full potential of the Blyvoor ore reserves, thus introducing the mining of the lower grade Middelvlei Reef reserves as well as the reclamation of "old gold" in worked out areas. Low cost mining of the Middelvlei Reef is achievable because of the extensive pre-development work done and the extensive mining of the Carbon Leader Reef which has resulted in the Middelvlei Reef being situated in a geologically stable mining environment and thereby resulting in lower mining cost. The expansion project has increased the current life of mine plan from 12 to 26 years.

        Underground gold production has increased from 101,597 ounces for the six months ended December 31, 2001 to 102,946 ounces for the six months ended December 31, 2002. Surface gold production decreased from 27,134 for the six months ended December 31, 2001 to 23,084 ounces for the period ended December 31, 2002.

•
Crown Section

        On July 1, 2002, we sold a 60% interest in the Crown Section leaving us with 40% of the Crown Section through our wholly-owned subsidiary, Crown Consolidated Gold Recoveries Ltd, or Crown. We will account financially for our interest in the Crown Section under the equity method commencing July 1, 2002. We acquired Crown on September 14, 1998.

        The Crown Section is involved in the clearing of old slime and sand dumps and the environmental clean-up of land across Central Johannesburg. The Crown Section has three operating plants situated at Crown Mines, City Deep and Knights, with an installed capacity to treat 11 million tonnes of sand and tailings per annum. Subsequent to cessation of underground operations and until recently, the Crown Section also operated the West Wits gold plant for the processing of sand dumps. However, in June 2002, we entered into an agreement to sell the West Wits plant and related surface rights to Bophelo Trading (Pty) Limited, or BTL for R25 million ($2.4 million).

        Gold production was 73,883 ounces during the for the six months ended December 31, 2002. The operation has approximately 819 employees including contractors.

        On October 10, 2002, CGR entered into an agreement to purchase 100% of the issued share capital and shareholders claims of ERPM. ERPM is located close to Boksburg, east of Johannesburg. There is one processing plant servicing the three operating shafts. The other shafts are used for transport and pumping. Gold production at ERPM during the fiscal year ended December 2001 was 100,374 ounces. Gold production for the two months ended December 31, 2002 was 12,346 ounces. There are approximately 3,253 persons employed at the excavations of which 400 were skilled workers employed directly by ERPM and the rest were contract workers employed by Circle Labor Hire, a labor broker.

•
Tolukuma Section

        The Tolukuma Section is situated approximately 100 kilometers north of Port Moresby in Papua New Guinea, at an elevation of 5,085 feet. We acquired Dome Resources (Pty) Ltd, or Dome, in the first half of 2000, our objective being to re-engineer and further develop the operation.

        Total production for the six months ended December 31, 2002 amounted to 30,480 ounces of gold. The Tolukuma Section has approximately 507 employees, including contractors. The Tolukuma Section is situated in a remote area of Papua New Guinea, which requires all transport to and from the mine to be carried out by helicopter. As a result, 25% of the total cost of the mine is spent on transportation costs. We own 100% of the Tolukuma Section through our wholly-owned subsidiary Dome. We completed our acquisition of the entire share capital of Dome in June 2001.

Revenue

        Substantially all our revenues are derived from the sale of gold. As a result our operating results are directly related to the price of gold.

        The profitability of our operations, and the cash flows generated by those operations, are impacted by changes in the market price for gold, which in the past has fluctuated widely. As a general rule, we sell the gold we produce at market prices to obtain the maximum benefit from prevailing gold prices, although we have previously entered into hedging arrangements such as forward sales or other derivatives which establish a price in advance for the sale of our future gold production. During fiscal 2002, we undertook a major restructuring of our hedge book designed to reduce our hedging contracts.

        The gold price in Dollars received by us has declined during each of the last three fiscal years. However, we have seen an increase in the price of gold received by us during the 2003 fiscal year caused in part by our hedge restructuring. We have retained some protection, such as our "gold for electricity' contract with Eskom, against a decrease in the price of gold and we will consider protecting our marginal production and capital programs as appropriate. As a result of this protection, we have an exposure to opportunity loss as a result of increasing gold prices.

        Under the terms of our agreement, we pay Eskom standard electricity tariff for all energy we consume, including the 75 GWh per month specified in the contract. In addition, every 12 month-period starting in October we adjust the cost incurred in that period in accordance with an established formula based on gold price.

        The gold price adjustment is based on the notional amount of 15,000 ounces of gold multiplied by the difference between the contracted gold price (that is the price that was agreed on the date of the transaction for a determined period) and the arithmetic average of London PM fix for each business day in the calculation period. This contract expires in September 2005.

        At December 31, 2002 when the gold price was $347.20 per ounce and the Rand/Dollar exchange rate was $R8.6585, the fair value of our Eskom position was a negative $61.9 million.

        The following table sets out the average, high and low London Bullion market price of gold in Dollars during the last four fiscal years.

	Year ended June 30,
	2003	2002	2001	2000
Average	$334	296	269	281
High	382	327	291	326
Low	302	265	260	253

        As a result of our hedging program, the actual cash proceeds from the sale of gold amounted to $253 per ounce in fiscal 2002 compared to $264 per ounce in fiscal 2001 and $289 per ounce in fiscal 2000. For the six months ended December 31, 2002 the actual price that we received per ounce of gold sold was $317 compared to $255 per ounce for the six months ended December 31, 2001.

Production Costs

        Cash costs typically make up over 89% of our total costs. The remainder of costs consist primarily of exploration costs, selling, administrative and general charges and depreciation and amortization. For a discussion of total costs and cash costs see Summary—Ore Reserves. Our aim is to reduce total unit cost per ounce produced by maintaining low total cost structure at existing operations and implementing this low-cost structure at the new mining operations we acquire.

        We have been able to reduce total costs by implementing a management structure and philosophy that is focused on reducing management and administrative costs, implementing an ore reserve management system that allows for greater grade control and acquiring higher grade reserves. Our ore reserve management system relies on a detailed geological understanding of the ore backed up by closely-spaced sampling and an emphasis on grade control. We have also reduced our total costs by removing excess layers of management at our operating sections.

Income and Mining Tax

        We pay tax on mining income and non-mining income. The amount of mining income tax is calculated on the basis of a formula which takes into account total revenue and profits from, and capital expenditures for, mining operations.

  South Africa

        In South Africa, the amount of income subject to taxation is calculated by subtracting capital expenditures from operating profit. The amount by which the adjusted profit figures exceeds 5% of revenue constitutes taxable mining income adjusted for any historical tax loss. We and each of our subsidiaries each make our own calculation of taxable income.

        The tax rate applicable to the mining and non-mining income of a gold mining company depends on whether that company has elected to be exempt from the Secondary Tax on Companies, or STC. STC is a tax on dividends declared which is payable by the company declaring the dividend, and, at present, the STC tax rate is equal to 12.5%. In 1993, all existing gold mining companies had the option to elect to be exempt from the STC. If the election was made, a higher tax rate would apply for both mining and non-mining income. In 2002, 2001 and 2000, the tax rates for taxable mining and non-mining income for companies that elected the STC exemption were 46% and 38%, respectively. During those same years, the tax rates for companies that did not elect the STC exemption were 37%, and 30%, respectively. In 1993, we elected not to be exempt from the STC tax as this would have meant that we would have been subject to normal taxation at the higher rates at 46% for mining income and 37% for non-mining income. However, with the exception of Blyvoor, all of our subsidiaries elected the STC exemption. Any dividends paid by Blyvoor, being a wholly-owned subsidiary of ours, would be exempt from STC. To the extent that we receive dividends, such dividends are offset against the amount of dividends paid for purposes of calculating the amount subject to the 12.5% STC tax.

        Deferred taxation has been calculated at the non-mining tax rate of 30% as a result of the uncertainty created by fluctuations in the mining tax rate as determined by the mining tax formula. In our case, a non-mining tax rate of 42.5% (including STC of 12.5%) has been applied. Valuation allowances are provided on deferred tax assets arising out of assessed losses and unredeemed capital expenditures where these are unlikely to be utilized in the foreseeable future.

  Papua New Guinea

        Prior to the 2002 fiscal year, the corporate tax rate in Papua New Guinea was 35%. Currently, corporate tax rates on non-mining, non-petroleum taxable income in Papau New Guinea are 25% for resident companies and 48% for non-resident companies. Taxable income from mining operations is assessed at the rate of 30% for resident companies and 48% for non-resident companies. Additional profit tax is raised on resource projects at a rate of 20 - 25%. Tolukuma Gold Mines Ltd, our subsidiary which owns the Tolukuma Section, is a resident company for tax purposes.

Results of Operations

Restatement of financial statements

        During the year ended June 30, 1998, we purchased and capitalized the Argonaut mineral rights and subsequently amortized their carrying value. On January 29, 2003, we filed a registration statement on Form F-3 with the United States Securities and Exchange Commission. In the course of the registration process, we determined that the appropriate accounting treatment was to have expensed the cost of the mineral rights on acquisition, in the year ended June 30, 1998. We continue to be intent on exploiting the Argonaut mineral rights and applied for a prospecting permit from the Department of Minerals and Energy on January 22, 2003. To date, approval of the application is still pending. The financial information contained herein has been restated to reflect the immediate expense on acquisition of the Argonaut mineral rights during the year ended June 30, 1998.

        We also determined that a receivable from Rawas that arose from a loan made during the year ended June 30, 2000 and fully provided for in the year ended June 30, 2001, should have been written off in the year ended June 30, 2000. The financial information contained herein has been restated to reflect the write off of the receivable from Rawas in the year ended June 30, 2000.

Six Months ended December 31, 2002 and 2001

Revenue

        Revenue for the six months ended December 31, 2002 decreased by 11.5% to $133.1 million from $150.3 million for the six months ended December 31, 2001. We produced 419,019 ounces of gold from 6.6 million tons treated at an average yield of 0.064 ounces per ton for the six months ended December 31, 2002. For the six months ended December 31, 2001, we produced 531,001 ounces of gold from 13.9 million tons treated at an average yield of 0.038 ounces per ton. Effective July 1, 2002, in a transaction consistent with our black empowerment strategy, we sold 60% of our interest in CGR to KBH. As a result of this transaction, the Crown Section is no longer consolidated into our results, with our remaining 40% interest now being accounted for using the equity method. For the six months ended December 31, 2002, the Crown Section produced 73,883 ounces of gold and for the six months ended December 31, 2001, the Crown Section produced 68,545 ounces of gold.

        Despite the decrease in production due to the sale, the effect of the decrease was mitigated by a 12% increase in the average gold price received, before taking into account the effects of our hedging, from $283 per ounce for the six months ended December 31, 2001 to $318 per ounce for the six months ended December 31, 2002.

Cash Costs

        The following table sets out our total amount of gold produced in ounces, our total cost per ounce of gold and our cash cost per ounce of gold for the six month periods ended December 31, 2002 and December 31, 2001:

	Six months ended December 31,
	2002		2001
	(oz)	($/oz)	(oz)	($/oz)
North West Operations
Surface operations	43,468	223	53,081	150
Underground operations	212,097	288	231,035	226

Weighted average cash cost per ounce		277		212
Total Cost per ounce of gold ($)		286		588

Blyvoor Section
Surface operations	23,084	202	27,134	174
Underground operations	102,946	241	101,597	194

Weighted average cash cost per ounce		234		190
Total Cost per ounce of gold ($)		83		680

Crown Section	—	—	68,545	213
Total Cost per ounce of gold ($)		—		276

West Wits Section	6,944	344	11,285	314
Total Cost per ounce of gold ($)		389		389

Tolukuma Section	30,480	297	38,324	192
Total Cost per ounce of gold ($)		343		275

Total ounces produced	419,019		531,001
Total production costs ($'000)		111,855		110,300
Weighted average cash cost		267		208
Total cost per ounce of gold, as restated(1) ($)		202		517

(1)
See note 10 to the accompanying Unaudited Restated Condensed Consolidated Financial Statements.

        Cash costs per ounce for the six months ended December 31, 2002 increased by 28% to $267 per ounce compared to a cash cost of $208 per ounce for the six months ended December 31, 2001. This increase was due to an increase in labor costs as a result of an increased labor force for the expansion projects at the Blyvoor and North West Sections and annual wage increases, as well as inflationary increases in our costs following by the depreciation of the Rand in the 2001 fiscal year.

        Cash costs for the six months ended December 31, 2002 consisted of 42% for labor costs, 22% for contractor services and other related costs, 25% for inventory costs and 11% for electricity costs. Cash costs for the six months ended December 31, 2001 consisted of 41% for labor costs, 21% for contractor services and other related costs, 26% for inventory costs and 12% for electricity costs.

        Our total cost per ounce of gold produced decreased to $202 per ounce for the six months ended December 31, 2002 from $517 per ounce for the six months ended December 31, 2001. This decrease was mainly attributable to the profit on financial instruments of $24.5 million for the six months ended December 31, 2002 compared to a loss on financial instruments of $149.1 million for the six months ended December 31, 2001. The profit on the sale of the Crown Section of $8.4 million also reduced the total cost per ounce for the six months ended December 31, 2002.

Depreciation and amortization

        Depreciation and amortization charges were $3.9 million for the six months ended December 31, 2002 as compared to $8.1 million for the six months ended December 31, 2001. This reduction was due to the decrease in the asset base as a result of the sale of 60% of our interest in CGR effective July 1, 2002 and an extension of the life of mine of our current operations.

Employment termination costs

        Employment termination costs decreased to nil for the six months ended December 31, 2002 from $0.3 million for the six months ended December 31, 2001. The costs incurred in 2001 related to the closure of operations at the West Wits Section.

Impairment of assets

        During the six months ended December 31, 2001 we recorded a impairment charge of $0.6 million against the residential property at the Durban Deep Section. There was no impairment charge for the six months ended December 31, 2002.

Selling, administration and general charges

        The selling, administration and general charges increased slightly for the six months ended December 31, 2002 to $4.7 million from $4.5 million for the six months ended December 31, 2001. The increase was mainly attributable to inflationary increases in these costs.

Profit/(loss) on financial instruments

        The profit on financial instruments for the six months ended December 31, 2002 increased to $24.5 million from a loss of $149.1 million for the six months ended December 31, 2001.

        The appreciation of the Rand to R8.70 to $1 at December 31, 2002 from R12.1 to $1 at December 31, 2001 and the close-out of our hedge positions during fiscal 2002 resulted in a sharp decrease in the fair value adjustment of our remaining hedge positions, leading to a reversal of the loss on financial instruments recorded for the six months ended December 31, 2001, and the resultant increase in the profit on financial instruments.

        The average price of gold received by us for the six months ended December 31, 2002 was $317 per ounce compared to an average spot gold price of $310 per ounce. For the six months ended December 31, 2001, the average price of gold received by us was $255 per ounce compared to the average spot price for the period of $270 per ounce.

Profit on sale of subsidiary

        On July 1, 2002, in a transaction consistent with our black empowerment strategy, we sold 60% of our interest in CGR for a total cash consideration of $10.2 million. We realized a profit of $8.4 million on the transaction.

Interest expense

        Interest expense decreased to $1.1 million for the six months ended December 31, 2002 as compared to $2.3 million for the six months ended December 31, 2001. This decrease was due primarily to the settlement of the loan from Western Areas Ltd during December 2001.

Income from Associate

        With the sale of a 60% interest in CGR on July 1, 2002, our remaining 40% interest in CGR is equity accounted as an investment in an associate. For the six months ended December 31, 2002 our share of the after tax results of CGR was $0.5 million.

Income and Mining Tax

        For the six months ended December 31, 2002 the tax charge was 23% of our consolidated profit compared to the six months ended December 31, 2001, when the tax benefit was 29% of our consolidated loss.

        This increase in the tax charge is mainly attributable to the tax effect of the increased profit from financial instruments which increased to a profit of $24.5 million for the six months ended December 31, 2002 from a loss of $149.1 million for the six months ended December 31, 2002.

Provision for Environmental Rehabilitation

        A total of $15.0 million was invested in our various environmental trust funds at December 31, 2002 as compared to $9.6 million at December 31, 2001. This increase is attributable to the strengthening of the Rand against the Dollar from December 2001 to December 2002. As of December 31, 2002 we estimate our total rehabilitation liability to be $20.3 million compared to $15.5 million at December 31, 2001. The shortfall will be financed by ongoing financial contributions.

Liquidity and Capital Resources

        As of December 31, 2002, we had cash and cash equivalents of $86.9 million, and working capital of $58.3 million. Our board of directors believes that due to the favorable Rand gold price, the restructuring of our hedge positions, the debt facilities currently in place and our strong cash and cash equivalents balance, that our working capital resources are sufficient to fund our currently foreseeable requirements.

Operations

        Cash of $4.4 million was generated for the six months ended December 31, 2002 compared to cash utilized of $27.2 million for the six months ended December 31, 2001. This increase for the six months ended December 31, 2002 was due primarily to the improved gold price actually received by us for the six months ended December 31, 2002 as compared to the six months ended December 31, 2001 as a result of the restructuring of our hedge book during the second half of fiscal 2002.

Investing

        Cash generated from investing activities was $0.6 million for the six months ended December 31, 2002 compared to $6.1 million generated for the six months ended December 31, 2001. The decrease for the six months ended December 31, 2002 was due to increased additions to mining assets and the decrease in the proceeds from the sale of investments as compared to the six months ended December 31, 2001. This decrease was mitigated by the proceeds on the sale of 60% of our interest in CGR during the six months ended December 31, 2002.

Financing

        Cash generated from financing activities increased to $48.5 million for the six months ended December 31, 2002 compared to cash utilized of $4.5 million for the six months ended December 31, 2001. The increase for the six months ended December 31, 2002 was primarily due to the issue of our 6% Senior Convertible Notes on November 12, 2002, amounting to $66 million.

Capital expenditures

        Capital expenditures for the six months ended December 31, 2002 were $6.5 million compared to $5.2 million for the six months ended December 31, 2001. Capital expenditures were predominantly on ore reserve development at the Blyvoor and Harties Sections, and underground services and upgrading of underground infrastructure at the Blyvoor, Harties and Buffels Sections. Redundant capital equipment amounting to $0.1 million was sold during the six months ended December 31, 2002 compared to $0.8 million during the six months ended December 31, 2001.

        For fiscal 2003, we have budgeted $14.7 million for capital expenditures. Included in this amount is $2.7 million for exploration, $3.9 million for upgrading existing underground operations, $1.4 million for upgrading metallurgical plants, $4.3 million on mining equipment and development and $2.4 million on other capital projects.

        For fiscal 2003, North West has budgeted $5.1 million for capital expenditure, Blyvoor $3.8 million and Tolukuma $5.8 million. We plan to finance the capital expenditures from cash flows generated by operations.

        The approved capital expenditure for the Blyvoor Expansion Project for the fiscal year ended June 30, 2003, is $3.8 million. Of the total projected capital expenditure, $1.2 million will be spent on exploiting the medium grade Middelvlei Reef ore reserves at the No. 6 shaft. These reserves, which were previously deemed to be unavailable, can now be mined profitably at current gold prices by using innovative low cost mining methods. Additionally, $1.0 million will be used to upgrade infrastructure on surface and underground at Nos. 5 and 6 shafts to facilitate more efficient operations. The balance will be used to upgrade slime dams and provide general upgrading of the surface infrastructure.

        As of March 31, 2003, $9 million of the total projected capital expenditure has been approved by our board.

Effects of Inflation

        Inflation has decreased in recent years and has had little effect on our operations. However, a return to significant inflation in South Africa without a concurrent devaluation in the Rand or an increase in the price of gold could have a material adverse effect on our operating results and financial condition.

Research and Development, Patents and Licenses, Etc.

        We are not involved in any research and development and have no registered patents or licenses.

Dividend Policy

        We have not paid cash dividends since December 2, 1986 with respect to our ordinary shares. We declared a final preferred dividend on December 31, 1997. The preferred ordinary shares were converted into ordinary, no par value, shares on May 27, 1998.

        Our board of directors periodically reviews the ability and desirability relating to the payment of dividends. In the event that we have sufficient profits to permit the payment of dividends, the board may determine to pay dividends on our ordinary shares. The 5,000,000 outstanding cumulative preference shares, par value R0.1 per share, issued carry the right, in priority to our ordinary shares, to receive a dividend equal to 3% of the gross future revenue generated by the exploitation or the disposal of the mineral rights represented by the Argonaut Project.

Description of the Notes

        The notes were issued under a document called the "Indenture." The Indenture is a contract between us and The Bank of New York, which acts as trustee. Because this section is a summary, it does not describe every aspect of the notes. This summary is subject to and qualified in its entirety by reference to all of the provisions of the Indenture, including the definitions of some terms that are used in the Indenture and which we use in this section. The Indenture was previously filed as an exhibit to our Annual Report on Form 20-F for the year ended June 30, 2002, which is incorporated herein by reference. We describe the meaning for only the more important terms, and wherever we refer to particular defined terms, those defined terms as they are used in the Indenture are incorporated by reference here. In this section, references to "DRD," "we," "us" or "our" refer solely to Durban Roodepoort Deep, Limited and not our subsidiaries.

  General

        The notes are our general, senior, unsecured obligations. The notes are limited to $66,000,000 aggregate principal amount. We are required to repay 102.5% of the principal amount of the notes plus all accrued interest thereon on or before the fifth business day immediately following November 12, 2006, unless they are converted or required to be redeemed or repurchased on an earlier date by their terms.

        All references to "principal amount" in this prospectus shall refer to 100% of the offering price of the notes, and shall not include any original issue discount. All references to "accreted amount" in this prospectus shall refer to 100% of the offering price of the notes, plus accrued original issue discount.

        We will pay interest on the notes at the annual rate shown on the front cover of this prospectus from the date of issuance of the notes. We will pay interest twice a year in Dollars, on each May 12 and November 12 (each, an interest payment date), beginning May 12, 2003, until the principal is paid or made available for payment or the notes have been converted, redeemed or repurchased. We will pay interest to the persons in whose name the note is registered at the close of business on the immediately preceding May 1 or November 1, as the case may be (each, a regular record date). Interest will continue to accrue on the principal amount of the notes following the maturity date at the per annum rate of 6.557%.

        Interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months. In the event that any date on which interest is payable on the notes is not a Business Day (a day other than Saturday, Sunday or any other day on which banking institutions in New York City are permitted or required by applicable law, regulation or executive order to close), then payment of the interest otherwise due on such date will be made on the next succeeding day that is a Business Day (and without any interest or other payment in respect of any such delay), in each case with the same force and effect as if made on such date. Interest payments will be made in an amount equal to the interest accrued from and including the immediately preceding interest payment date in respect of which interest has been paid or duly made available for payment (or from and including the date of issue, if no interest has been paid or duly made available for payment) to but excluding the applicable interest payment date or maturity date, as the case may be.

        The notes were offered at a discount from their stated redemption price at maturity. Consequently, the notes will be treated as issued with original issue discount for U.S. federal income tax purposes and U.S. holders will be required to include such original issue discount in income as it accrues for U.S. federal income tax purposes in advance of receipt of any payment on the notes to which the original issue discount is attributable. See "Material Income Tax Consequences—United States" for a more detailed discussion of the U.S. federal Income Tax Consequences to the holders of the notes of the purchase, ownership and disposition of the notes.

        The notes are represented by one or more global notes in registered form without interest coupons. Notes sold in transactions outside the United States in compliance with Regulation S under the U.S. Securities Act of 1933, as amended, or the Securities Act, are represented by interests in the "Regulation S global note." We refer to these notes as "Regulation S notes." Notes which are sold pursuant to Rule 144A under the Securities Act, or Rule 144A, are represented by interests in the "Rule 144A global note." We refer to these notes as the "Rule 144A notes." The Regulation S global note and the Rule 144A global note are referred to together in this section as the "global notes." Interests and transfers of interests in the global notes are shown on and effected only through the book-entry systems operated by DTC, Euroclear or Clearstream and their respective participants.

        You may convert the notes into our ordinary shares or, subject to the terms and conditions described below, ADSs representing our ordinary shares, initially at the conversion rate stated on the front cover of this prospectus at any time before the close of business on the maturity date, unless the notes have been previously converted, redeemed or repurchased. Until either (a) the note being converted has been transferred pursuant to an effective registration statement or (b) the note is not otherwise a "restricted security" within the meaning of Rule 144(a)(3) under the Securities Act, however, you may only convert the notes into our ordinary shares and not ADSs. The conversion rate may be adjusted upon the occurrence of certain events which change the number of our ordinary shares outstanding or provide for distributions of our ordinary shares, as described below under "—Conversion Rights."

        We may redeem some or all of the notes at any time after November 12, 2005 and prior to maturity at a redemption price of 100% of the full accreted amount of notes, plus accrued and unpaid interest, if any, to, but excluding, the redemption date, by giving not less than 30 nor more than 60 days notice if (1) the closing price of our ADSs on the Nasdaq SmallCap Market (or a substitute national securities exchange) has exceeded 150% of the conversion price then in effect for at least 20 trading days within a period of 30 consecutive trading days ending on the trading day immediately before the date of mailing of the provisional redemption notice and (2) the registration statement covering the resale of the notes and the ordinary shares and ordinary shares underlying the ADSs issuable upon conversion of the notes is effective and available for use and is expected to remain effective and available for use for 30 days following the provisional redemption date, unless registration is no longer required. If there is a Change in Control, holders of the notes may have the right to require us to repurchase their notes, as described below under "—Repurchase at Option of Holders Upon a Change in Control."

        We will pay you any cash amounts to which you may be entitled under the terms of the notes in respect of the principal of, accrued original issue discount on and any accrued interest on the notes at maturity (including upon our repurchase or redemption of the notes) in U.S. dollars.

        The principal corporate trust office of the trustee in the City of New York is designated as the principal paying agent. We may at any time designate additional paying agents or rescind the designation of any paying agents or approve a change in the office through which any paying agent acts.

        So long as the notes are represented by global notes, payment of interest on and, if applicable, principal of the notes will be made in immediately available funds.

  Obligations to Direct Holders

        Our obligations under the notes, as well as the obligations of the trustee and those of any third parties employed by us or the trustee, run only to persons who are registered as holders of notes. We do not have obligations to you if you hold in street name or other indirect means, either because you choose to hold notes in that manner or because the notes are issued in the form of global notes as described below. For example, once payment is made to the person with whom the global note is deposited, we do not have any further responsibility for the payment even if that holder is legally required to pass the payment along to you as a street name customer but does not do so.

        In the remainder of this description "you" means direct holders and not street name or other indirect holders of notes.

  Repayment of the Accreted Amount of Notes in Ordinary Shares or ADSs

        On or before the fifth business day immediately following the maturity date of the notes, at our option, but subject to obtaining all required regulatory approvals and unless an Event of Default has occurred and is continuing, instead of paying the accreted amount of the notes in cash, we may pay the accreted amount of the notes in our ordinary shares, or ADSs, or in a combination of cash and ordinary shares or ADSs representing such ordinary shares, such ordinary shares to be valued at 90% of the 30 trading day volume weighted average price of the ordinary shares or ADSs on the Nasdaq SmallCap Market or a substitute national securities exchange upon which such ordinary shares or ADSs may then be listed for each of the 30 consecutive trading days ending with the third trading day prior to the repayment date. We may only pay the accreted amount of the notes in ordinary shares if the conditions provided in the Indenture designed to ensure that such shares will be freely transferable are satisfied. No fractional ordinary shares or ADSs will be issued to the holders of notes, but, in lieu thereof, we will make an equitable cash payment. To exercise the share payment option, we must give not less than 30 days' and not more than 60 days' prior notice of such election to the trustee and the affected noteholders.

        All references to "volume weighted average price" in this prospectus refer to the volume weighted average price for our ordinary shares or ADSs on The Nasdaq SmallCap Market (or, if not listed on The Nasdaq SmallCap Market, such other national securities exchange upon which the ordinary shares or ADSs may then be listed or otherwise in the over-the-counter market, as applicable), as reported by Bloomberg, LP using the AQR function on the date of determination.

  Form, Exchange and Transfer

        The Rule 144A notes and the Regulation S notes are each represented by one or more global notes in registered form, without coupons. The global notes are issued in denominations that in the aggregate equal the outstanding principal amount of notes represented thereby. The notes will have denominations of $1,000 or even multiples of $1,000. The Rule 144A global note was deposited with a custodian for and registered in the name of Cede & Co., as nominee of DTC. The Regulation S global note was deposited with, and registered in the name of a nominee for, a common depositary for Euroclear and Clearstream.

        You may have your notes broken into more notes of smaller denominations or combined into fewer notes of larger denominations, as long as the total principal amount is not changed.

        If definitive registered notes are issued in the special situations described under "—Special Situations in Which a Global Note Will Be Terminated" below, you may exchange or transfer your notes at the office of the trustee. The trustee acts as our agent for registering notes in the names of holders and transferring registered notes. We may change this appointment to another entity or perform the service ourselves. The entity performing the role of maintaining the list of registered holders is called the "security registrar." It will also register transfers of the registered notes. You may not, however, exchange registered notes for bearer notes.

        You will not be required to pay a service charge to transfer or exchange notes, but you may be required to pay any tax or other governmental charge associated with the exchange or transfer. The transfer or exchange of registered notes will only be made if the security registrar is satisfied with your proof of ownership.

        We may designate additional transfer agents. We may cancel the designation of any particular transfer agent. We may also approve a change in the office through which any transfer agent acts.

  Special Situations in which a Global Note will be Terminated

        In a few special situations described below, a global note will terminate and interests in it will be exchanged for physical certificates representing definitive registered notes. After that exchange, the choice of whether to hold notes directly or in street name will be up to the investor. Investors must consult their own bank or brokers to find out how to have their interests in notes transferred to their own name so that they will be direct holders.

        The special situations for termination of a global note are:

  •
  In the case of the Rule 144A global note or a global note issued in connection with an effective registration statement as described below under "The Registration Rights Agreement", when DTC notifies the trustee that it is unwilling, unable or no longer qualified to continue holding the global note or notes, and we do not appoint a successor within 120 days.

  •
  In the case of the Regulation S global note, when either Euroclear or Clearstream is closed for business for a continuous period of 14 days, other than public holidays, or permanently ceases business or announces an intention to do so.

  •
  When we elect to exchange the global notes representing such notes for physical certificates representing such notes in registered form.

  •
  When an event of default on the notes has occurred and has not been cured, if requested by the holder of a book-entry interest in the notes. Defaults on notes are discussed below under "—Events of Default."

        In addition, if instructions have been given to transfer a beneficial interest in one global note to a person who would otherwise take delivery in the form of an interest in another global note, and such other global note has previously been exchanged for definitive registered notes, then the transferee will receive its interest in the form of definitive registered notes.

        No definitive notes in bearer form will be issued. Definitive notes issued in exchange for book-entry securities will be issued in registered form only, without coupons. They will be registered in the name or names instructed by the registrar based on the instructions of DTC, Euroclear and Clearstream.

  Payment and Paying Agents

        We will pay interest to you if you are a direct holder listed in the trustee's records at the close of business on May 1 or November 1, as applicable, in advance of each interest payment date, even if you no longer own the security on the interest payment date. That particular day is called the "regular record date." We will pay interest, principal and any other money due on global notes to the registered holder thereof by wire transfer of same-day funds. For a discussion of payments with respect to book-entry securities issued in respect of global notes, see "—Payments" below. Payments on definitive registered notes, if any, will be made at the corporate trust office of the trustee in New York City. That office is currently located at The Bank of New York, 101 Barclay Street, Floor 21 West, New York, New York, 10286, Attention: Global Finance Unit. You must make arrangements to have your payments picked up at or wired from that office. We may also choose to pay interest on definitive registered notes by mailing checks.

        Street name and other indirect holders should consult their banks or brokers for information on how they will receive payments.

        We may also arrange for additional payment offices, and may cancel or change these offices, including our use of the trustee's corporate trust office as a payment office. These offices are called "paying agents". We may also choose to act as our own paying agent. We must notify you of changes in the paying agents for the notes that you hold.

  Conversion Rights

        You may, at your option, convert any portion of the principal amount of (but not original issue discount on) a note in an even multiple of $1,000 into fully paid ordinary shares at any time before the close of business on the maturity date, unless the note has been previously converted, redeemed or repurchased. The initial conversion rate is equal to 266.6667 ordinary shares per $1,000 principal amount of notes, which is equivalent to an initial conversion price of approximately $3.75 per share. Upon conversion we will issue, or cause to be issued, our ordinary shares or, at your option, ADSs representing our ordinary shares. The conversion rate is subject to adjustment as described below. Until either (a) the note being converted has been transferred pursuant to an effective registration statement or (b) the note is not otherwise a "restricted security" within the meaning of Rule 144(a)(3) under the Securities Act, however, you may only receive ordinary shares upon conversion of the notes and not ADSs. Your right to convert a note called or delivered for redemption will terminate at the close of business on the business day (as defined in the Indenture) immediately preceding the redemption date for that note, unless we default in making the payment due upon redemption.

        You can convert a note by delivering the note at the corporate trust office of the trustee accompanied by a duly signed and completed notice of conversion, a copy of which may be obtained from DRD. If you prefer to receive ADSs upon conversion, you must so specify in your conversion notice. In the case of a global note, DTC will effect the conversion upon notice from the holder of a book-entry security in accordance with DTC's customary procedures. The conversion date will be the date on which the note and the duly signed and completed notice of conversion are so delivered. As promptly as practicable on or after the conversion date, and in any event within 14 days of such date, we will cause to be issued or delivered to the trustee a certificate or certificates for the number of fully paid ordinary shares or ADSs issuable upon conversion, together with a cash payment instead of any fraction of an ordinary share or ADS. We will instruct the registrar to deliver the certificates to you. Our ordinary shares issuable upon conversion of the notes will be fully paid and nonassessable and will also rank equally with our other ordinary shares outstanding from time to time. If the deposit agreement with respect to the ADSs is terminated for any reason and no successor deposit agreement is established, it will no longer be possible for us to deliver ADSs upon exchange.

        If you surrender a note for conversion on a date that is not an interest payment date, you will not be entitled to receive any interest for the period from the preceding interest payment date to the date of conversion, except as described below. However, if you are a holder of a registered note on a regular record date, including a note surrendered for conversion after the regular record date, you will receive the interest payable on that note on the next succeeding interest payment date. Accordingly, any notes surrendered for conversion during the period from the close of business on a regular record date to the opening of business on the next succeeding interest payment date must be accompanied by payment of an amount equal to the interest payable on such interest payment date on the principal amount of notes being surrendered for conversion. However, you will not be required to make that payment if you are converting a note, or a portion of a note, that we have called for redemption, or that you are entitled to require us to redeem, if your conversion right would terminate because of the redemption between the regular record date and the close of business on the next succeeding interest payment date.

        No other payment or adjustment for interest, original issue discount or, except as provided below, for any dividends on our ordinary shares, will be made upon conversion. If you receive our ordinary shares or ADSs upon conversion, you will not be entitled to receive any dividends payable to holders of our ordinary shares as of any record date before the close of business on the conversion date. You will be treated as if you were a holder of our ordinary shares as of the conversion date and therefore entitled to receive, in addition to the ordinary shares or ADSs, cash consideration equal to any dividends payable to holders of our ordinary shares as of any record date between the conversion date and the date on which the ordinary shares are issued to you. You will not be entitled to exercise any voting rights of such ordinary shares or ADSs if the relevant record date falls after the conversion date but before the date on which the ordinary shares or ADSs are issued to you.

        We will not issue fractional shares or ADSs upon conversion. Instead, we will pay an amount in cash based on the market price of our ordinary shares at the close of business on the conversion date.

        Any of our ordinary shares issued on conversion of the notes will be fully paid and will rank equally in all respects with our fully paid and issued ordinary shares on the conversion date, except that the issued ordinary shares will not be entitled to any dividend or other distribution declared or paid on our ordinary shares with respect to a record date prior to the conversion date.

        Street name and other indirect holders should consult their banks or brokers for information on how to direct the conversion of notes into ordinary shares or ADSs.

        If we distribute rights or warrants (other than those referred to in clause (2) below) pro rata to holders of ordinary shares, so long as any such rights or warrants have not expired or been redeemed by us, the holder of any note surrendered for conversion will be entitled to receive upon such conversion, in addition to the ordinary shares issuable upon such conversion (the "Conversion Shares"), a number of rights or warrants to be determined as follows:

  •
  if such conversion occurs on or prior to the date for the distribution to the holders of rights or warrants of separate certificates evidencing such rights or warrants (the "Distribution Date"), the same number of rights or warrants to which a holder of a number of ordinary shares equal to the number of Conversion Shares is entitled at the time of such conversion in accordance with the terms and provisions of, and applicable to, the rights or warrants, and

  •
  if such conversion occurs after such Distribution Date, the same number of rights or warrants to which a holder of the number of ordinary shares into which such note was convertible immediately prior to such Distribution Date would have been entitled on such Distribution Date in accordance with the terms and provisions of, and applicable to, the rights or warrants.

        If you deliver a note for conversion, you will not be required to pay any taxes or duties in respect of the issuance or delivery of ordinary shares on conversion. However, you will be required to pay any tax or duty that may be payable in respect of any transfer involved in the issuance or delivery of our ordinary shares in a name other than yours. You will also be required to pay any fees related to ADRs in connection with a conversion. We will not issue or deliver certificates representing ordinary shares unless the person requesting the issuance or delivery has paid to us the amount of any such tax or duty or has established to our satisfaction that no such tax or duty is payable.

        The conversion rate is subject to adjustment if, among other things:

  (1)
  there is a dividend or other distribution payable in ordinary shares on any class of our capital stock,

  (2)
  we issue to all holders of ordinary shares rights, options or warrants entitling them to subscribe for or purchase ordinary shares at less than the then current market price, calculated as described in the Indenture, of our ordinary shares; however, if those rights, options or warrants are only exercisable upon the occurrence of specified triggering events, then the conversion rate will not be adjusted until the triggering events occur,

  (3)
  we subdivide, reclassify or consolidate our ordinary shares,

  (4)
  we distribute to all holders of our ordinary shares evidences of our indebtedness, shares of capital stock, cash or assets, including securities, but excluding those dividends, rights, options, warrants and distributions referred to in paragraphs (1), (2), (5) and (6),

  (5)
  we make a distribution to all holders of ordinary shares consisting exclusively of cash, in which case the conversion price shall be reduced by the per share amount of such cash distribution and the conversion rate will be adjusted accordingly,

  (6)
  a tender or exchange offer is successfully completed by us or any of our subsidiaries for our ordinary shares that involves aggregate consideration that, together with (A) any cash and the fair market value of other consideration payable in a tender or exchange offer by us or any of our subsidiaries for our ordinary shares concluded within the 365-day period preceding the completion of such tender or exchange offer in respect of which no adjustment has been made and (B) the aggregate amount of any such all cash distributions referred to in paragraph (5) above to all holders of ordinary shares within the 365-day period preceding the expiration of such tender or exchange offer in respect of which no adjustments have been made, exceeds 10% of our market capitalization on the expiration of such tender or exchange offer, or

  (7)
  if an offer is made to all or some of our shareholders (other than the offeror or parties acting in concert with it (as defined in Section 440A of the South African Companies Act, 1973 (as amended)) to acquire the whole or part of our issued share capital or if any person proposed a scheme of arrangement with regard to such acquisition and such offer or scheme, as the case may be, becomes or is declared to be unconditional, and the offeror acquires 50% or more of the voting rights in our ordinary share capital.

        We will not be required to make any adjustment to the conversion rate until the cumulative required adjustments amount to 1.0% or more of the conversion rate. We will compute any adjustments to the conversion rate and give notice to the holders of any such adjustments. Any adjustment that would otherwise be required to be made shall be carried forward and taken into account on any subsequent adjustment.

        If we merge with or into or consolidate with another person or sell, transfer or lease all or substantially all of our assets, each note then outstanding will, without the consent of the holder of any note, become convertible only into the kind and amount of securities, cash and other property receivable upon such consolidation, merger, sale or transfer by a holder of the number of ordinary shares into which the note was convertible immediately prior to the merger, consolidation, sale or transfer. This calculation will be made based on the assumption that the holder of ordinary shares failed to exercise any rights of election that the holder may have had to select a particular type of consideration. The adjustment will not be made for a merger that does not result in any reclassification, conversion, exchange or cancellation of our ordinary shares.

        We may, from time to time, increase the conversion rate by any amount for any period of at least 20 days if our board of directors has determined that such increase would be in our best interests. Any such determination will be conclusive. We will give holders of notes at least 15 days' notice of this increase in the conversion rate. No such increase will be taken into account for purposes of determining whether the closing price of the ordinary shares exceeds the conversion price by 105% in connection with an event which otherwise would be a Change in Control as discussed below.

        If at any time we make a distribution of property to our shareholders that would be taxable to them as a dividend for United States federal income tax purposes (for example, distributions of evidences of indebtedness or assets by us, but generally not stock dividends on ordinary shares or rights to subscribe for ordinary shares) and, pursuant to the anti-dilution provisions of the Indenture, the number of shares into which notes are convertible is increased, that increase may be deemed for United States federal income tax purposes to be the payment of a taxable dividend to holders of notes. For more details, see "Material Income Tax Consequences—United States."

  Ranking; Security

        The notes rank pari passu to all present and future indebtedness of Durban Roodepoort Deep, Limited. The notes will be effectively subordinated to present and future secured indebtedness of Durban Roodepoort Deep, Limited to the extent of the value of any security underlying such indebtedness. The notes will be unsecured. The notes will be structurally subordinated in right of payment to all indebtedness and other liabilities of our subsidiaries. Substantially all of our operations and our assets are held in our subsidiaries. As of June 30, 2003, Durban Roodepoort Deep, Limited had R94.5 million ($12.7 million) of indebtedness and other liabilities (excluding the notes) and our subsidiaries had R862.2 million ($115.4 million) of indebtedness and other liabilities outstanding.

        The Indenture does not limit our ability to incur indebtedness, including secured indebtedness, or the ability of any of our subsidiaries to incur indebtedness.

  Repurchase at Option of Holders Upon a Change in Control

        If a Change in Control (as defined below) occurs, you will have the right, at your option, to require us to redeem all of your notes not previously called for redemption, or any portion of the principal amount of your notes that is equal to $1,000 or any greater even multiple of $1,000. The price we are required to pay will be 101% of the principal amount of the notes, plus accrued original issue discount, plus accrued interest to the redemption date.

        At our option, instead of paying the repurchase price in cash, we, or the successor entity in the Change in Control transaction, may pay the repurchase price in ordinary shares, or in a combination of cash and ordinary shares such ordinary shares to be valued at 90% of the volume weighted average price of the ordinary shares or ADSs on the Nasdaq SmallCap Market or a substitute national securities exchange upon which ordinary shares or ASDs may be listed for each of the thirty consecutive trading days ending with the third trading day prior to the repurchase date. We may only pay the repurchase price in ordinary shares if the conditions provided in the Indenture designed to ensure that such shares will be freely transferable are satisfied. Because the number of ordinary shares to be delivered to holders of notes in payment of the repurchase price (should we elect such payment option) is determined on the basis of the market price of our ADSs after we have given notice of the occurrence of the Change in Control and prior to the repurchase date, the value of the ordinary shares on the date of delivery thereof to such holders may be more or less than the repurchase price had we elected to pay such price in cash. We may not repurchase the notes upon the occurrence of a Change in Control unless and until we obtain all necessary consents and approvals, including the approval of the South African Reserve Bank.

        Within 30 days after the occurrence of a Change in Control, we are obligated to give you notice of the Change in Control and of the redemption right arising as a result of the change in control. We must also deliver a copy of this notice to the trustee. To exercise your redemption right, you must deliver to the trustee, on or before the 30th day after the date of the notice to you, irrevocable written notice of your exercise of your redemption right, a form of which may be obtained from us, together with the notes with respect to which that right is being exercised. We are required to effect the redemption on the date that is 45 days after the date of the Change in Control notice, subject to all necessary consents and approvals, including the approval of the South African Reserve Bank.

        A "Change in Control" will be deemed to have occurred at any time after the notes are originally issued that any of the following occurs:

        (1) Any person, including any syndicate or group deemed to be a "person" under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, acquires beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of transactions, of shares of our capital stock entitling that person to exercise more than 50% of the total voting power of all shares of our capital stock entitled to vote generally in elections of directors; however, any acquisition by us, any subsidiary of ours or any employee benefit plan of ours will not trigger this provision.

        (2) We consolidate with or merge with or into any other person or another person mergers into us, except if the transaction satisfies any of the following: the transaction is a merger (A) that does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of our capital stock and (B) pursuant to which holders of our ordinary shares immediately prior to the transaction have, directly or indirectly, 50% or more of the total voting power of all shares of capital stock or other ownership interest or the continuing or surviving person entitled to vote generally in elections of directors of the continuing or surviving person immediately after the transaction, or the transaction is a merger effected only to change our jurisdiction of incorporation and it results in a reclassification, conversion or exchange of our outstanding shares only into ordinary shares of us or another corporation.

        (3) We convey, transfer, sell, lease or otherwise dispose of all or substantially all of our assets to another person.

        However, a Change in Control is deemed not to have occurred if the volume weighted average trading price per share of our ADSs for any five trading days within (1) the period of 10 consecutive trading days ending immediately after the later of the Change in Control and the public announcement of the Change in Control, in the case of a Change in Control under clause (1) above relating to an acquisition of capital stock not involving a merger or consolidation covered by clause (2) above, or (2) the period of 10 consecutive trading days ending immediately before the Change in Control, in the case of a Change in Control under clause (2) or (3) above, in each case, equals or exceeds 105% of the conversion price of the notes in effect on each of the those trading days.

        For purposes of these provisions:

  •
  the conversion price is equal to $1,000 divided by the conversion rate, and

  •
  whether a person is beneficial owner will be determined in accordance with Rule 13d-3 under the Exchange Act.

        Any repurchase of notes arising as a result of the Change in Control will be made in compliance with all applicable laws, rules and regulations, including, if applicable, Regulation 14E under the Exchange Act and the rules thereunder and all other applicable federal and state securities laws. To the extent the provisions of any securities laws or regulations conflict with the provisions of this covenant, our compliance with such laws and regulations shall not be deemed to cause a breach of our obligations under the Indenture.

        The definition of Change in Control includes a phrase relating to the conveyance, transfer, sale, lease or disposition of "all or substantially all" of our assets. There is no precise, established definition of the phrase "substantially all" under applicable law. Accordingly, your ability to require us to redeem your notes as a result of conveyance, transfer, sale, lease or other disposition of less than all of our assets may be uncertain.

        The foregoing provisions would not necessarily provide you with protection if we are involved in a highly leveraged or other transaction that may adversely affect you.

  Restrictions on Purchase and Redemption

        We and any of our subsidiaries, may, to the extent permitted by applicable law, including the requirements of any stock exchange on which the notes may be listed, at any time purchase notes in the open market or by tender at any price or by private agreement. Any note that we or any of our subsidiaries purchases may, at our option, be surrendered to the trustee for cancellation. None of the notes we or any of our subsidiaries purchases may be reissued or resold. All notes redeemed or converted will be canceled promptly.

        Our ability to redeem notes upon the occurrence of a Change in Control is subject to important limitations. We cannot assure you that we would have the financial resources, or would be able to arrange financing, to pay the redemption price for all the notes that might be delivered by holders of notes seeking to exercise the redemption right. If we were to fail to redeem the notes when required following a Change in Control, an event of default under the Indenture would occur. Any such default may, in turn, cause a default under our indebtedness.

        Street name and other indirect holders should consult their banks or brokers for information on how to direct the exercise of the option to require us to redeem the notes upon a change in control.

  Provisional Redemption

        We may redeem the notes, in whole or in part, at any time after November 12, 2005, at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued original issue discount, plus accrued and unpaid interest, if any, to, but excluding, the date of redemption on giving not less than 30 nor more than 60 days notice if (1) the closing price of our ADSs on the Nasdaq SmallCap Market or substitute national securities exchange has exceeded 150% of the conversion price then in effect for at least 20 trading days within a period of 30 consecutive trading days ending on the trading day immediately before the date of mailing of the provisional redemption notice and (2) the shelf registration statement of which this prospectus is a part, covering the resale of the notes and the ordinary shares and ordinary shares underlying the ADSs issuable upon conversion of the notes is effective and available for use and is expected to remain effective and available for use for 30 days following the provisional redemption date, unless registration is no longer required.

        The table below shows the redemption prices, together with accrued original issue discount, of a note that was called for redemption by us on the representative dates shown. The redemption prices reflect the principal amount of the notes plus accrued original issue discount to the date of redemption.

Redemption Date	Note Issue Price	Original Issue Discount	Cumulative Original Issue Discount	Redemption Price
	$	$	$	$
November 12, 2005	1,000	3.271	18.133	1,018.133
May 12, 2006	1,000	3.378	21.511	1,021.511
November 12, 2006	1,000	3.489	25.000	1,025.000

  Partial Redemption

        If fewer than all of the notes are to be redeemed, the Trustee will select the notes to be redeemed in principal amounts of $1,000 or integral multiples of $1,000, pro rata or by another method that the Trustee shall deem fair and appropriate. If a portion of a holder's notes is selected for partial redemption and that holder converts a portion of those notes prior to the redemption, the converted portion will be deemed, solely for purposes of determining the aggregate principal amount of the notes to be redeemed by us, to be of the portion selected for redemption.

        The Indenture requires us to give notice of redemption pursuant to this option between 30 and 60 days before the redemption date.

  Redemption for Changes in South African Tax Law

        In addition, we may redeem the notes, in whole but not in part, at our option for cash in United States dollars at any time upon not less than 30 days' nor more than 60 days' notice at a redemption price equal to $1,000 per $1,000 principal amount of the notes, plus accrued original issue discount, plus accrued and unpaid interest, if any, to, but excluding, the redemption date, in the event that we have become or would become obligated to pay, on the next date on which any amount would be payable under or with respect to the notes, any Additional Amounts (as defined below) as a result of any change in, or amendment to, the laws (or any regulations promulgated thereunder) of South Africa (or any political subdivision or taxing authority thereof or therein), or any change in, or amendment to, any official position regarding the application or interpretation of such laws or regulations, which change or amendment is announced or becomes effective on or after the date of this prospectus; provided that we determine, in our business judgment, that the obligation to pay such Additional Amounts cannot be avoided by the use of reasonable measures available to us (not including substitution of the obligor under the notes).

  Mergers and Sales of Assets

        We may not consolidate with or merge into any other person or convey, transfer, sell or lease our properties and assets substantially as an entirety to any person, and we may not permit any person to consolidate with or merge into us, unless each of the following requirements is met:

  •
  the person formed by the consolidation or merger or the person to which our properties and assets are conveyed, transferred, sold or leased, is a corporation, limited liability company, partnership or trust organized and existing under the laws of the Republic of South Africa, England and Wales, any member state of the European Union, Switzerland, the United States, any state thereof or the District of Columbia or Canada and, if other than us, shall expressly assume the due and punctual payment of the principal of, any premium, and interest on the notes and the performance of our other covenants under the Indenture;

  •
  immediately after giving effect to that transaction, no event of default, and no event which, after notice or lapse of time or both, would become an event of default, shall have occurred and be continuing; and

  •
  an officer's certificate and legal opinion confirming compliance with these conditions is delivered to the trustee.

  Taxation

        All payments in respect of the notes will be made without withholding of or deduction for taxation unless the withholding or deduction is required by law.

        The Indenture provides that if we are required to make any withholding or deduction for or on account of any South African taxes from any payment made under or with respect to the notes, we will pay such additional amounts of interest ("Additional Amounts"), as may be necessary so that the net amount received by each holder (including Additional Amounts) will not be less than the amount the holder would have received had such South African taxes not been withheld or deducted; except that no Additional Amounts will be payable with respect to a payment for or on account of:

  (i)
  any tax, duty, assessment or other governmental charge that would not have been imposed but for (a) the existence of any present or former connection, other than the holding of a note or the receipt of amounts payable in respect of a note, between the holder (or between a fiduciary, settlor, beneficiary, member or shareholder of, or possessor of a power over, the holder, if the holder is an estate, nominee, trust, partnership or corporation) and South Africa or any common monetary area for South Africa purposes, in other words, Lesotho, Namibia, Botswana and Swaziland, including, without limitation, the holder (or the fiduciary, settlor, beneficiary, member, shareholder or possessor) being or having been a citizen or resident thereof or being or having been present or engaged in trade or business therein or having or having had a permanent establishment therein or (b) the presentation of a note (where presentation is required) for payment on a date more than 30 days after the date on which the payment in respect of such note first became due and payable or provided for, whichever occurs later, except to the extent that the holder would have been entitled to such Additional Amounts had the note been presented for payment on the last day of that period of 30 days;

  (ii)
  any tax, duty, assessment or other governmental charge that is imposed or withheld by reason of the failure to comply by the holder or beneficial owner of the note with a request by us addressed to the holder or beneficial owner (a) to provide information, concerning the nationality, residence or identity of the holder or beneficial owner or (b) to make any declaration or other similar claim or satisfy any information or reporting requirement, which, in the case of (a) or (b), is required or imposed by a statute, regulation or administrative practice of the taxing jurisdiction as a precondition to exemption from all or part of such tax, duty, assessment or other governmental charge;

  (iii)
  any estate, inheritance, gift, sale, transfer, personal property or similar tax, duty, assessment or other governmental charge;

  (iv)
  any tax, duty, assessment or other governmental charge which is payable otherwise than by deduction or withholding from payment of principal of or interest on a note;

  (v)
  any tax, assessment, duty or other governmental charge imposed on a holder that is not the beneficial owner of a note to the extent that the beneficial owner would not have been entitled to the payment of any Additional Amounts had the beneficial owner directly held the note; or

  (vi)
  any combination of items (i), (ii), (iii), (iv) and (v) above.

        The Indenture also requires us to provide to each holder certified copies of tax receipts evidencing the payment by us of the applicable South African taxes within 30 days after the date of such payment.

  Further Undertakings

        We will agree, for so long as any notes are outstanding:

        (1) insofar as it is legally permissible, to keep enough ordinary shares available for issue to enable us to meet at any time our obligations in full for our ordinary shares issuable on conversion of outstanding notes; and

        (2) not to modify in any way the rights attaching to our ordinary shares with respect to voting, dividends or liquidation. This agreement, however, will not preclude: the issue of equity share capital to employees, including any of our executive officers, or directors or any of our subsidiaries or associated companies pursuant to any employees' or directors' share plan or option plan; any consolidation or subdivision of the ordinary shares; any modification of such rights which is not materially prejudicial to the interests of the holders of the notes; or any alteration to our articles of association in connection with or incidental to any of the above.

        These obligations may only be waived by the holders of a majority in principal amount of the outstanding notes or the consent of the trustee where, in the opinion of the trustee, it is not materially prejudicial to the interests of the noteholders to give such approval.

  Events of Default

        The following will be events of default under the Indenture:

  •
  failure to pay principal amount of any note when due (including upon any requirement that we redeem the notes);

  •
  failure to pay any interest on any note when due and that default continues for 30 days;

  •
  failure to give the notice required to be given in the event of a Change in Control;

  •
  failure to perform any other covenant in the Indenture and that failure continues for 60 days after written notice to us by the trustee or the holders of at least 25% in aggregate principal amount of outstanding notes;

  •
  failure to pay when due the principal of, or acceleration of, any indebtedness for money borrowed by us or any of our subsidiaries in excess of $6.0 million if the indebtedness is not discharged, or the acceleration is not annulled, within 30 days after written notice to us by the trustee or the holders of at least 25% in aggregate principal amount of the outstanding notes; and

  •
  events of our bankruptcy, insolvency or reorganization specified in the Indenture.

        Subject to the provisions of the Indenture relating to the duties of the trustee in case an event of default shall occur and be continuing, the trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the holders, unless such holders shall have offered to the trustee indemnity satisfactory to the trustee. Subject to the provisions for the indemnification of the trustee, the holders of a majority in aggregate principal amount of the outstanding notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee.

        If an event of default, other than an event of default arising from events of our bankruptcy, insolvency or reorganization, occurs and is continuing, either the trustee or the holders of at least 25% in principal amount of the outstanding notes may accelerate the maturity of all of the notes. After acceleration, but before a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of the outstanding notes may, under circumstances set forth in the Indenture, rescind the acceleration if all events of default, other than the nonpayment of principal of the notes which have become due solely because of the acceleration, have been cured or waived as provided in the Indenture. If an event of default arising from events of our bankruptcy, insolvency or reorganization occurs and is continuing, then the principal amount of, and accrued interest on, all of the notes will automatically become immediately due and payable without any declaration or other act on the part of the holders of notes or the trustee.

        Before you may take any action to institute any proceeding relating to the Indenture, or to appoint a receiver or a trustee, or for any other remedy, each of the following must occur:

  •
  you must have given the trustee written notice of a continuing event of default;

  •
  the holders of at least 25% of the aggregate principal amount of all outstanding notes must make a written request of the trustee to take action because of the default and must have offered indemnification satisfactory to the trustee against the cost, liabilities and expenses of taking such action; and

  •
  the trustee must not have taken action for 60 days after receipt of such notice and offer of indemnification.

        These limitations do not apply to a suit for the enforcement of payment of the principal of or any premium or interest on a note, or the redemption amount of a note, on or after the due dates for such payments or of the right to convert the note in accordance with the Indenture.

        We will furnish to the trustee annually a statement as to our performance of our respective obligations under the Indenture and as to any default in performance.

        Street name and other indirect holders should consult their banks or brokers for information on how to give notice or direction to or make a request of the trustee and to make or annul a declaration of acceleration.

  Modification and Waiver

        The consent of the holders of a majority in principal amount of the outstanding notes affected is required to make a modification or amendment to the Indenture. However, a modification or amendment requires the consent of the holder of each outstanding note affected if it would:

  •
  change the stated maturity of the principal or interest of a note;

  •
  reduce the principal amount, any premium or interest on any note or any additional amounts;

  •
  reduce the amount payable upon a redemption of a note;

  •
  modify the provisions with respect to the redemption rights of holders of notes in a manner adverse to the holders;

  •
  change the place or currency of payment on a note;

  •
  impair the right to institute suit for the enforcement of any payment on any note;

  •
  adversely affect the right to convert the notes;

  •
  reduce the percentage of holders whose consent is needed to modify or amend the Indenture;

  •
  reduce the percentage of holders whose consent is needed to waive compliance with certain provisions of the Indenture or to waive certain defaults; or

  •
  modify the provisions dealing with modification and waiver of the Indenture.

        The holders of a majority in principal amount of the outstanding notes must provide written consent to waive compliance by us with certain restrictive provisions of the Indenture. The holders of a majority in principal amount of the outstanding notes may waive any past default, except a default in the payment of principal, any premium, interest or redemption amounts.

        Noteholder consent will not be required in connection with the following amendments:

  •
  to cure any inconsistency, omission, defect or ambiguity in the Indenture;

  •
  to add to our covenants and agreements for the protection of the noteholders;

  •
  to assign the trustee's rights and duties to a qualified successor;

  •
  to evidence the succession of another person to us and the assumption by the successor of our obligations and our covenants, where the parties are amending the Indenture in a similar way;

  •
  to comply with the Securities Act, the Exchange Act, the Investment Company Act of 1940 or the Trust Indenture Act of 1939, each as amended; or

  •
  to modify, alter, amend or supplement the Indenture in any other manner that is not adverse to the holders of the notes.

        No amendment to the Indenture or the notes or the book-entry securities that affects DTC, Euroclear, Clearstream or the holders of book-entry securities in an adverse way will be allowed without the consent of DTC, Euroclear or Clearstream, as the case may be.

        Notes will not be considered outstanding if money for their payment or redemption has been deposited or set aside in trust for the holders.

        We will generally be entitled to set any day as a record date for the purpose of determining the holders of outstanding notes that are entitled to take any action under the Indenture. In limited circumstances, the trustee will be entitled to set a record date for action by holders. If a record date is set for any action to be taken by holders, such action may be taken only by persons who are holders of outstanding notes on the record date and must be taken within 180 days following the record date or such other period as we may specify (or as the trustee may specify, if it set the record date), this period may be shortened or lengthened (but not beyond 180 days) from time to time.

        Street name and other indirect holders should consult their banks or brokers for information on how approval may be granted or denied if we seek to modify or amend the Indenture or the notes or request a waiver.

  Meetings of Noteholders

        The Indenture contains provisions for convening meetings of the holders of notes for any of the following purposes:

  •
  to give any notice to us or the trustee, or to give any directions to the trustee, or to consent to the waiving of any default under the Indenture and its consequences, or to take any other action authorized to be taken by holders under the Indenture;

  •
  to remove the trustee and appoint a successor trustee; or

  •
  to consent to the execution of a supplemental Indenture.

        Notice of at least 21 days must be given of any meeting. A meeting must be called if requested in writing by the holders of at least one-tenth of the aggregate principal amount of the outstanding notes. The quorum for any meeting, other than an adjourned meeting, shall be the holders of at least one-third of the aggregate principal amount of the outstanding notes. No action at a meeting of holders will be effective unless approved by persons holding or representing notes in the aggregate principal amount required by the applicable provision of the Indenture. At any meeting of holders, each holder or proxy will be entitled to one vote for each $1,000 principal amount of outstanding notes held or represented. A proxy need not be a holder of the notes.

  Listing

        The notes are not admitted for trading on any stock exchange.

  Notices

        We will give notice to holders of notes by mail to the addresses of the holders as they appear in the security register. Notices will be deemed to have been given on the date of mailing. We will give holders of notes irrevocable notice that we are exercising our option to redeem the notes not less than 30 nor more than 60 days before the redemption date.

  Replacement of Notes

        We will replace, at the expense of the holders, notes that become mutilated, destroyed, stolen or lost upon delivery to the trustee of the mutilated notes or evidence of the loss, theft or destruction of the notes satisfactory to us and the trustee. In the case of a lost, stolen or destroyed note, indemnity satisfactory to the trustee and us may be required at the expense of the holder of the note before a replacement note will be issued.

  The Trustee

        The trustee for the holders of notes issued under the Indenture will be The Bank of New York. If an event of default occurs and is not cured, the trustee will be required to use the degree of care of a prudent person in the conduct of his own affairs in the exercise of its powers. Subject to these provisions, the trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any holders of notes, unless they shall have offered to the trustee security or indemnity satisfactory to the trustee.

  Governing Law and Consent to Jurisdiction and Service

        The Indenture and the notes are governed by New York law. We have appointed CT Corporation System as our agent for the service of process in any suit, action or proceeding with respect to the Indenture or the notes and for actions brought in a U.S. federal or state court in New York City under U.S. federal or state securities laws.

  Arrangements Relating to Notes in Global Form

        The Rule 144A global note was deposited with a custodian for, and registered in the name of, Cede & Co., as nominee of DTC. The Regulation S global note was deposited with, and registered in the name of a nominee for, a common depositary for Euroclear and Clearstream. The global note that will be issued upon the effectiveness of the shelf registration statement, of which this prospectus is a part, described below under "—The Registration Rights Agreement," which we refer to as the "registered resale global note," will on issue be deposited with a custodian for, and registered in the name of, Cede & Co., as nominee of DTC.

        You can hold a beneficial interest in the Rule 144A global note or the registered resale global note only directly through DTC or indirectly through participants or indirect participants in DTC. You can hold a beneficial interest in the Regulation S global note only directly through Euroclear or Clearstream or indirectly through participants or indirect participants in Euroclear or Clearstream. These beneficial interests may be held in such denominations as are permitted by DTC, Euroclear or

Clearstream, as applicable. Indirect participants are banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a participant. Beneficial interests in the global notes are called book-entry securities. Ownership of beneficial interests in the global notes will be in the form of book-entry securities.

        The ultimate beneficial owners of the global notes can only be indirect holders. We do not recognize this type of investor as a holder of notes and instead only deal with the registered holders of the global notes. As an indirect holder, an investor's rights and obligations relating to a global note will be governed by the account rules of DTC, Euroclear or Clearstream and the investor's financial institution. We, the trustee, any paying agent, the registrar and any of our or their agents will not be responsible for the obligations under the rules and procedures of DTC, Euroclear or Clearstream, any of their respective participants or an investor's financial institution.

        We have no responsibility for any aspect of the actions of any participant in DTC, Euroclear or Clearstream or for payments related to, or for its records of, ownership interests in the global notes. We also do not supervise the participants in DTC, Euroclear or Clearstream in anyway, nor will we govern payments, transfers, exchange and other matters relating to the investor's interest in the global notes.

  Payments

        Payments related to the notes will be made through the facilities of The Bank of New York, as principal paying agent to the nominee of DTC as the registered holder of the Rule 144A note and the registered resale global note and to the nominee of the common depositary as the registered holder of the Regulation S note. Payments to DTC's nominee and to the nominee of the common depositary will discharge our payment obligations in respect of the notes. Upon receipt, DTC, Euroclear and Clearstream have informed us that they will credit their participants' accounts on that date with payments in amounts proportionate to their respective ownership interests as shown on their respective records. Payments by participants in DTC, Euroclear or Clearstream to the owners of book-entry securities will be the participants' responsibility. We expect that payment by participants in DTC, Euroclear or Clearstream to the owners of interests in book-entry securities will be governed by standard customary practices, as is now the case with the securities held for the accounts of customers registered in street name.

        All payments will be made through the facilities of the paying agent or agents. Payments will be made subject to the deduction or withholding of any taxes, duties, assessments or other governmental charges required by applicable laws or regulations.

  Redemption

        If and when the global notes are redeemed, all amounts in respect of the redemption will be paid through the facilities of the paying agent or agents to the nominee of DTC or the nominee of the common depositary for Euroclear or Clearstream, as the case may be. The redemption price that will be paid for the book-entry securities will be equal to the amount paid to the depositary systems for the applicable global notes.

  Transfers and Transfer Restrictions

        Transfers of all or any portion of the global notes may be made only through the book-entry register. Until the book-entry securities are exchanged for definitive notes, the global notes may only be transferred as a whole by:

  •
  DTC to a nominee of DTC;

  •
  the common depositary to a nominee of the common depositary;

  •
  by a nominee of DTC to DTC or another nominee of DTC;

  •
  by a nominee of the common depositary to the common depositary or another nominee of the common depositary;

  •
  by DTC or any such nominee to a successor of DTC or a nominee of such successor; or

  •
  by the common depositary or any such nominee to a successor of the common depositary or a nominee of such successor.

        DTC, Euroclear and Clearstream, as the case may be, will record all transfers of the interests in book-entry securities using their respective book-entry systems. DTC, Euroclear and Clearstream will use their customary procedures in this regard.

  Clearance and Settlement

  General

        The notes will be held through the book-entry systems operated by DTC, Euroclear and Clearstream and their respective participants. These systems have established electronic securities and payment transfer, processing, depositary and custodial links among themselves and others, either directly or through custodians and depositaries. These links allow notes to be issued, held and transferred among these clearing systems without the physical transfer of certificates.

        The policies of DTC, Euroclear and Clearstream will govern payments, transfers, exchange and other matters relating to the investor's interest in notes held by them.

        We have no responsibility for any aspect of the actions of DTC, Clearstream or Euroclear or any of their direct or indirect participants. We have no responsibility for any aspect of the records kept by DTC, Clearstream or Euroclear or any of their direct or indirect participants. We also do not supervise these systems in any way.

        DTC, Euroclear and Clearstream and their participants perform these clearance and settlement functions under agreements they have made with one another or with their customers. You should be aware that they are not obligated to perform these procedures and may modify them or discontinue them at any time.

        The description of the clearing systems in this section reflects our understanding of the rules and procedures of DTC, Euroclear and Clearstream as they are currently in effect. These systems could change their rules and procedures at any time.

  Transfers of Beneficial Interests in the Global Notes

Trading between DTC participants

        Ownership of the Rule 144A global note or the registered resale global note may only be transferred in whole and may only be transferred to another nominee of DTC or to a successor of DTC or its nominee. A beneficial owner of an interest in the Rule 144A global note or the registered resale global note may hold its interest directly through DTC if such person is a participant in DTC, or indirectly through organizations which are direct DTC participants if such person is not a participant in DTC. Transfers between direct DTC participants will be effected in accordance with DTC's rules and will be settled using the procedures applicable to U.S. corporate debt obligations or depositary receipts, as the case may be, in DTC's SDFS system in same-day funds, if payment is made in U.S. dollars, or free of payment, if payment is not effected in US dollars. If payment is not made in U.S. dollars, separate payment arrangements outside DTC are required to be made between the DTC participants. Beneficial owners may also own interests in the global note held by DTC through banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship, either directly or indirectly, with a direct DTC participant.

Trading between participants in Euroclear and Clearstream

        Transfers between participants in Euroclear or Clearstream will be effected in accordance with the normal rules and operating procedures of Euroclear and Clearstream and will be settled using the procedures applicable to conventional eurobonds. Euroclear and Clearstream will hold interests in the Regulation S global note on behalf of their participants through customers' securities accounts in their respective names on the books of their common depositary. Euroclear and Clearstream have established an electronic bridge between their two systems across which their respective participants may settle trades with each other.

Trading between a DTC seller and a Euroclear or Clearstream purchaser

        When an interest in a global note held by DTC is to be transferred from the account of a DTC participant to the account of a Euroclear or Clearstream participant, the DTC participant must send to DTC a free of payment instruction at least two business days prior to the settlement date. DTC will in turn transmit this instruction to Euroclear or Clearstream, as the case may be, on the settlement date. Separate payment arrangements are required to be made between the DTC participant and the relevant Euroclear or Clearstream, Luxembourg participant. On the settlement date, DTC will debit the account of its participant and will instruct the paying and transfer agent to instruct Euroclear or Clearstream, as the case may be. In addition, on the settlement date, DTC will instruct the paying and transfer agent and the registrar to (1) decrease the amount of book-entry interests in the name of Cede & Co. representing interests in the global note held by DTC, and (2) increase the amount of book-entry interests registered in the name of the common depositary for the accounts of Euroclear and Clearstream and representing interests in the Regulation S global note.

Trading between a Euroclear or Clearstream seller and a DTC purchaser

        When interests in the Regulation S global note are to be transferred from the account of a Euroclear or Clearstream participant to the account of a DTC participant, the Euroclear or Clearstream participant must send to Euroclear or Clearstream a free of payment instruction at least one business day prior to the settlement date. Euroclear or Clearstream, as the case may be, will in turn transmit this instruction to DTC on the settlement date. Separate payment arrangements are required to be made between the DTC participant and the relevant Euroclear or Clearstream participant, as the case may be. On the settlement date, Euroclear or Clearstream, as the case may be, will debit the account of its participant and will instruct the paying and transfer agent to instruct DTC to credit the relevant account of Euroclear or Clearstream, as the case may be, at DTC. DTC will then debit its account, as the case may be, and will deliver such interests in the Regulation S global note, free of payment, to the relevant account of the DTC participant. In addition, Euroclear or Clearstream, as the case may be, shall on the settlement date instruct the paying and transfer agent and the registrar to (1) decrease the amount of the book-entry interests registered in the name of the common depositary for the account of Euroclear or Clearstream and representing interests in the Regulation S global note, and (2) increase the amount of the book-entry interests registered in the name of Cede & Co., and representing interests in the applicable global note held by DTC.

  Special Timing Considerations

        You should be aware that investors will only be able to make and receive deliveries, payments and other communications involving notes through Euroclear and Clearstream on days when those systems are open for business. Those systems may not be open for business on days when banks, brokers and other institutions are open for business in the United States.

        In addition, because of time-zone differences, there may be problems with completing transactions involving Euroclear and Clearstream on the same business day as in the United States. U.S. investors who wish to transfer their interests in the notes, or to receive or make a payment or delivery of notes, on a particular day, may find that the transactions will not be performed until the next business day in Brussels or Luxembourg, depending on whether Euroclear or Clearstream is involved.

  The Registration Rights Agreement

        We and the initial purchaser entered into the registration rights agreement. Pursuant to the registration rights agreement, we agreed to:

  (a)
  file a shelf registration statement within 90 days after the date of the Indenture with the SEC with respect to the offer and sale of the notes and the ordinary shares or ordinary shares underlying the ADSs issuable upon conversion of the notes, or Registrable Securities;

  (b)
  use our reasonable best efforts to cause the shelf registration statement to be declared effective under the Securities Act within 180 days after the date of the Indenture, although we may, upon notice to the holders, postpone the effectiveness of the shelf registration statement for up to 90 days if we possess material, non-public information; the disclosure of which would have a material adverse effect on us and our subsidiaries, taken as a whole; or if such information relates to an undisclosed proposal or pending transaction and, in our reasonable belief, its disclosure would impede our ability to consummate such transaction; and

  (c)
  keep the shelf registration statement continuously effective until the earliest of the sale of all the securities registered under the shelf registration statement; the expiration of the period referred to in Rule 144(k) under the Securities Act with respect to notes and the ordinary shares or ordinary shares underlying the ADSs issuable upon conversion of the notes held by non-affiliates of DRD; and two years from the date the shelf registration statement is declared effective.

        We will also take all reasonable steps to enable holders to use this prospectus forming part of the shelf registration statement to offer and sell notes or ordinary shares and ADSs issuable upon conversion of the notes, including identifying such holders who wish to be included as selling securityholders in the shelf registration statement of which this prospectus is a part. In this section, we refer to these holders as "electing holders." We refer to the notes and the ordinary shares that may be issued upon conversion of the notes and covered by the shelf registration statement collectively as the "covered securities."

        We will provide to each electing securityholder copies of this prospectus, notify each such holder when the shelf registration statement for the notes has become effective and take certain other actions as are required to generally permit unrestricted resales of the covered securities.

        We will have the right to suspend the use of the prospectus for up to 45 days in any 90-day period (extendible up to 75 days in any 90-day period in the circumstances described below) or an aggregate of 90 days in any 12-month period. We may only suspend the use of the prospectus if our board of directors has determined in good faith that because of valid reasons, including the acquisition or divestiture of assets, pending corporate developments and similar events, it is in our best interest to do so.

        We can extend the suspension to 75 days in any 90-day period if we possess material non-public information:

  •
  the disclosure of which would have a material adverse effect on us and our subsidiaries, taken as a whole; or

  •
  if such information relates to an undisclosed proposal or pending transaction and, in our reasonable belief, its disclosure would impede our or its ability to consummate such transaction;

        or otherwise with the prior written permission of the initial purchaser. We will provide notice of any such suspension in advance. The notice need not specify the nature of the event giving rise to the suspension.

        Covered securities will not be resold in an underwritten offering unless we agree in our sole discretion to do so. We will cover all expenses customarily borne by issuers in an underwritten offering to which we agree.

        We will be responsible for the costs of registration of offers and sales of the covered securities pursuant to the shelf registration statement. Under certain circumstances we may grant third parties "piggy-back" registration rights with respect to the shelf registration statement.

        Liquidated damages will accrue on the notes in the event that either of the following registration defaults occurs:

  •
  the shelf registration statement has not been filed with the SEC within 90 days of the date of the Indenture (a "filing default"); or

  •
  the shelf registration statement is not effective within 180 days (unless postponed as described above) of the date of the Indenture (an "effectiveness default").

        In the event of a filing default, liquidated damages will accrue (i) on the 91st day following the date of the Indenture at the rate of 1% of the principal amount of the notes and (ii) for so long as the shelf registration statement shall not have been declared effective, on each 30-day anniversary thereafter on or before the one-year anniversary of the Indenture, at the rate of 0.20% of the principal amount of the notes. In no event will the total liquidated damages under this paragraph exceed 2.6% of the principal amount of the notes.

        In the event of an effectiveness default without the occurrence of a filing default, liquidated damages will accrue (i) on the 181st day following the date of the Indenture at the rate of 1% of the principal amount of the notes and (ii) for so long as the shelf registration statement shall not have been declared effective, on each 30-day anniversary thereafter on or before the one-year anniversary of the Indenture, at the rate of 0.20% of the principal amount of the notes. In no event will (i) the total liquidated damages under this paragraph exceed 2.0% of the principal amount of the notes or (ii) liquidated damages accrue under both this paragraph and the immediately preceding paragraph. All accrued liquidated damages shall be payable on or before the 30th day following such accrual.

        We filed the shelf registration statement with the SEC on January 29, 2003. To date the shelf registration statement has not been declared effective by the SEC and liquidated damages in the amount of $660,000 accrued on May 12, 2003 and in the amount of $132,000 on each of June 11, 2003, July 11, 2003, August 10, 2003 and September 9, 2003.

Description of the Articles and Memorandum of Association and Ordinary Shares

        On March 31, 2003, we had 300,000,000 ordinary shares, no par value, and 5,000,000 cumulative preference shares, R0.1 par value, authorized for issuance. On that date, we had issued 184,078,834 ordinary shares and 5,000,000 cumulative preference shares.

        As of June 30, 2003 we had 300,000,000 ordinary shares, no par value and 5,000,000 cumulative preference shares, R0.1 par value, authorized for issuance. On that date, we had issued 184,222,073 ordinary shares and 5,000,000 cumulative preference shares.

        On August 14, 2003, we entered into an option agreement with Investec Bank (Mauritius) Limited, or Investec, granting Investec the option to acquire 18 million of our ordinary shares. The strike price per share of the option is 95% of the trade-weighted average price of our ADRs for the 30 days prior to exercise. The option expires on October 3, 2003. On September 5, 2003 the terms of the option were amended to increase the number of shares from 18 million to 27 million. This amount represents approximately 14.65% of our total issued and outstanding ordinary shares as of June 30, 2003. On September 8, 2003, we annouced that Investec exercised the option in respect of 18 million ordinary shares at a price of $2.3967 per ordinary share for a total consideration of approximately $43 million. On September 11, 2003 we announced that Investec had exercised the remaining portion of the option, acquiring an additional 9 million ordinary shares, at a price of $2.4242 per share for a total consideration of approximately $22 million.

        Set out below are brief summaries of certain provisions of our Articles of Association, or our Articles, the South African Companies Act, 1973 (as amended), or the Act, and the requirements of the JSE Securities Exchange South Africa, or JSE, all as currently in effect. The summary does not purport to be complete and is subject to and qualified in its entirety by reference to the full text of the Articles, the Act, and the JSE. Our Articles were amended on November 8, 2002 to reflect recent changes to applicable South African law. These changes are administrative in nature and will not have a material effect on the rights of our securityholders.

        We are registered in terms of the Act under registration number 1895/000926/06. As set forth in Section 4—Objects of our Memorandum of Association, our purpose is to explore and exploit mineral rights and establish and own mining enterprises.

Borrowing Powers

        Our directors may, at their discretion, raise or borrow or secure the payment of any sum or sums of money for our use as they see fit. For so long as we are a listed company, the directors shall so restrict our borrowings and exercise all voting and other rights or powers of control exercisable by us in relation to our subsidiary companies so that the aggregate principal amount outstanding in respect of us and any of our subsidiary companies, as the case may be, exclusive of inter-company borrowings, shall not, except with the consent of our shareholders at a general meeting, exceed R30 million or the aggregate from time to time of our issued and paid up capital, together with the aggregate of the amounts standing to the credit of all distributable and non-distributable reserves, any of our share premium accounts and our subsidiaries' share premium accounts certified by our auditors and which form part of our and our subsidiaries' financial statements, whichever is higher.

        However, the JSE listing requirements require that the issuance of the notes be approved by 75% of shareholders (excluding controlling shareholders) present at a meeting or represented by proxy. This approval can be in the form of a general or specific authority. At a meeting of shareholders held on October 21, 2002, 97% of our shareholders voted in favor of a resolution granting a general authority for the issuance of, inter alia, notes.

Share Ownership Requirements

        Our directors are not required to hold any shares to qualify or be appointed as a director.

Voting by Directors

        A director may authorize any other director to vote for him at any meeting at which neither he nor his alternate director appointed by him is present. Any director so authorized shall, in addition to his own vote, have a vote for each director by whom he is authorized.

        The quorum necessary for the transaction of the business of the directors may be fixed by the directors, and unless so fixed shall be not less than two.

        Directors are required to notify our board of directors of interests in companies and contracts which is noted at each meeting of directors. If a director's interest is under discussion, depending on the nature of the interest, he shall not be allowed to vote and shall not be counted, for the purpose of any resolution regarding his interest, in the quorum present at the meeting.

        The Code of Corporate Practices and Conduct of the King II Report on Corporate Governance for South Africa, 2002 sets out guidelines to promote the highest standards of corporate governance among South African companies. The board of directors believe that our business should be conducted according to the highest legal and ethical standards. In accordance with their practice, all remuneration of directors is approved by the remuneration committee.

        Under South African common law, directors are required to comply with certain fiduciary duties to the company and to exercise proper care and skill in discharging their responsibilities.

Age Restrictions

        There is no age limit for directors.

Election of Directors

        Directors may be appointed at a general meeting from time to time. The directors may appoint any eligible person as a director but he shall only hold office until the next annual general meeting when the relevant director shall be eligible for election. One third of our directors, on a rotating basis, are subject to re-election at each annual general shareholder's meeting. Retiring directors usually make themselves available for re-election.

General Meetings

        On the request of 100 shareholders or shareholders holding not less than one-twentieth of our share capital which carries the right of voting at general meetings, we shall within 14 days of the lodging of a request by such shareholders issue a notice to shareholders convening a general meeting for a date not less than 21 days and not more than 35 days from the date of the notice. Directors may convene general meetings at any time.

        Our annual general meeting and a meeting of our shareholders for the purpose of passing a special resolution may be called by giving 21 days advance written notice of that meeting. For any other general meeting of our shareholders, 14 days advance written notice is required.

        Our Articles provide that if at a meeting convened upon request by our shareholders a quorum is not present within one half hour after the time selected for the meeting, such meeting shall be dissolved. The necessary quorum is three members present in person or represented by proxy.

Voting Rights

        The holders of our ordinary shares are generally entitled to vote at general meetings and on a show of hands have one vote per person and on a poll have one for every share held. The holders of our cumulative preference shares are not entitled to vote at a general meeting unless any preference dividend is in arrears for more than 6 months at the date on which the notice convening the general meeting is posted to the shareholders. However, they will obtain voting rights once the Argonaut Project becomes an operational gold mine. Additionally, holders of cumulative preference shares may vote on resolutions which adversely affect their interests and on resolutions regarding the disposal of all or substantially all of our assets or mineral rights. When entitled to vote, holders of our cumulative preference shares are entitled to one vote per person on a show of hands and that portion of the total votes which the aggregate amount of the nominal value of the shares held by the relevant shareholder bears to the aggregate amount of the nominal value of all shares issued by us.

Dividends

        We may, in a general meeting or our directors may, from time to time, declare a dividend to be paid to the shareholders in proportion to the number of shares they each hold. No dividend shall be declared except out of our profits. Dividends may be declared either free or subject to the deduction of income tax or duty in respect of which we may be charged. Holders of ordinary shares are entitled to receive dividends as and when declared by the directors. Holders of cumulative preference shares are entitled to receive cumulative preferential dividends in priority to the holders of our ordinary shares equal to the prescribed portion of 3% of our future revenue generated by the exploitation or other application of the mineral rights represented by the Argonaut Project. All unclaimed dividends are forfeited back to us after a period of twelve years.

Ownership Limitations

        There are no limitations imposed by our Articles or South African law on the rights of shareholders to hold or vote on our ordinary shares or securities convertible into our ordinary shares.

Winding-up

        If we are wound-up, then the assets remaining after payment of all of our debts and liabilities, including the costs of liquidation, shall be applied to repay to the shareholders the amount paid up on our issued capital and thereafter the balance shall be distributed to the shareholders in proportion to their respective shareholdings. On a winding up, our cumulative preference shares rank, in regard to all arrears of preference dividends, prior to the holders of ordinary shares. To date, no such dividends have been declared. Except for the preference dividend and as described in this paragraph our cumulative preference shares are not entitled to any other participation in the distribution of our surplus assets on winding-up.

Reduction of Capital

        We may, by special resolution, reduce the share capital authorized by our Memorandum of Association, or reduce our issued share capital including, without limitation, any stated capital, capital redemption reserve fund and share premium account.

Amendment of the Articles of Association

        Our Articles may only be altered by the passing of a special resolution. A special resolution is passed when the shareholders holding at least 25% of the total votes of all the members entitled to vote are present or represented by proxy at a meeting and, if the resolution was passed on a show of hands, at least 75% of those shareholders voted in favor of the resolution and, if a poll was demanded, at least 75% of the total votes to which those shareholders are entitled were cast in favor of the resolution.

Consent of the Holders of Cumulative Preference Shares

        However, the rights and conditions attaching to the cumulative preference shares may not be cancelled, varied or added, nor may we issue shares ranking, regarding rights to dividends or on winding up, in priority to or equal with our cumulative preference shares, or dispose of all or part of our mineral rights without the consent in writing of the registered holders of our cumulative preference shares or the prior sanction of a resolution passed at a separate class meeting of the holders of our cumulative preference shares.

Distributions

        Under an amendment to the Articles on November 8, 2002, we are authorized to make payments in cash or in specie to our shareholders in accordance with the provisions of the Act and other consents required by law from time to time. We may, for example, in a general meeting, upon recommendation of our directors, resolve that any surplus funds representing capital profits arising from the sale of any capital assets and not required for the payment of any fixed preferential dividend, be distributed among our ordinary shareholders. However, no such profit shall be distributed unless we have sufficient other assets to satisfy our liabilities and to cover our paid up share capital. This amendment will only take effect once it has been registered by the South African Companies office. We are in the process of doing so.

Exchange Controls

        The following is a summary of the material South African exchange control measures, which has been derived from publicly available documents. The following summary is not a comprehensive description of all the exchange control regulations and does not cover exchange control consequences that depend upon your particular circumstances. We recommend that you consult your own advisor about the exchange control consequences in your particular situation. The discussion in this section is based on the current law and positions of the South African Government. Changes in the law may alter the exchange control provisions that apply to you, possibly on a retroactive basis. We have received approval from the South African Reserve Bank, or SARB for the issuance of the notes.

Introduction

        Dealings in foreign currency, the export of capital and/or revenue, payments by residents to nonresidents and various other exchange control matters in South Africa are regulated by the South African exchange control regulations, or the Regulations. The South African exchange control regulations form part of the general monetary policy of South Africa. The Regulations are issued in terms of section 9 of the Currency and Exchanges Act, 1933 (as amended). In terms of the Regulations, the control over South African capital and/or revenue reserves, as well as the accruals and spending thereof, is vested in the Treasury (Ministry of Finance), or the Treasury.

        The Treasury has delegated the administration of exchange controls to the Exchange Control Department of SARB, which is responsible for the day to day administration and functioning of exchange controls. SARB has wide discretion. Certain banks authorized by the Treasury to co-administer certain of the exchange controls, are authorised by the Treasury to deal in foreign exchange. Such dealings in foreign exchange by authorized dealers are undertaken in accordance with the provisions and requirements of the exchange control rulings, or Rulings, and contain certain administrative measures, as well as conditions and limits applicable to transactions in foreign exchange, which may be undertaken by authorized dealers. Non-residents have been granted general approval, in terms of the Rulings, to deal in South African assets, to invest and disinvest in South Africa.

        The Republic of South Africa's exchange control regulations provide for restrictions on exporting capital from a Common Monetary Area consisting of the Republic of South Africa, the Republic of Namibia, and the Kingdoms of Lesotho and Swaziland. Transactions between residents of the Common Monetary Area, on the other hand, are not subject to these exchange control regulations.

        There are many inherent disadvantages to exchange controls including distortion of the price mechanism, problems encountered in the application of monetary policy, detrimental effects on inward foreign investment and administrative costs associated therewith. The South African Finance Minister has indicated that all remaining exchange controls are likely to be dismantled as soon as circumstances permit. Since 1996, there has been a gradual relaxation of exchange controls. The gradual approach to the abolition of exchange controls adopted by the Government of South Africa is designed to allow the economy to adjust more smoothly to the removal of controls that have been in place for a considerable period of time. The stated objective of the authorities is equality of treatment between residents and non-residents with respect to inflows and outflows of capital. The focus of regulation, subsequent to the abolition of exchange controls, is expected to favor the positive aspects of prudential financial supervision.

        The present exchange control system in South Africa is used principally to control capital movements. South African companies are not permitted to maintain foreign bank accounts without SARB approval and, without the approval of SARB, are generally not permitted to export capital from South Africa or hold foreign currency. In addition, South African companies are required to obtain the approval of SARB prior to raising foreign funding on the strength of their South African balance sheets, which would permit recourse to South Africa in the event of defaults. Where 75% or more of a South African company's capital, voting power, power of control or earnings is directly or indirectly controlled by non-residents, such a corporation is designated an "affected person" by SARB, and certain restrictions are placed on its ability to obtain local financial assistance. We are not, and have never been, designated an "affected person" by SARB.

        Foreign investment and outward loans by South African companies are also restricted. In addition, without the approval of SARB, South African companies are generally required to repatriate to South Africa profits of foreign operations and are limited in their ability to utilize profits of one foreign business to finance operations of a different foreign business. South African companies establishing subsidiaries, branches, offices or joint ventures abroad are generally required to submit financial statements on these operations to SARB on an annual basis. As a result, a South African company's ability to raise and deploy capital outside the Common Monetary Area is restricted.

        Although exchange controls have been gradually relaxed since 1996, unlimited outward transfers of capital are not permitted at this stage. Some of the more salient changes to the South African exchange control provisions over the past few years have been as follows:

  •
  corporations wishing to invest in countries outside the Common Monetary Area, in addition to what is set out below, apply for permission to enter into corporate asset/share swap and share placement transactions to acquire foreign investments. The latter mechanism entails the placement of the locally quoted corporation's shares with long-term overseas holders who, in payment for the shares, provide the foreign currency abroad which the corporation then uses to acquire the target investment.

  •
  corporations wishing to establish new overseas ventures are permitted to transfer offshore up to R1,000 million to finance approved investments abroad and up to R2,000 million to finance approved new investments in African countries. However, the approval of SARB is required in advance. On application to SARB, corporations are also allowed to use part of their local cash holdings to finance up to 10% of approved new foreign investments where the cost of these investments exceeds the current limits. In addition, South African corporations may utilize part of their cash holdings in South Africa to repay up to 10% of outstanding foreign debt raised to finance foreign investments, provided the facility is for a minimum period of two years.

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  remittance of directors' fees payable to persons permanently resident outside the Common Monetary Area may be approved by authorized dealers, in terms of the Rulings.

        Authorized dealers in foreign exchange may, against the production of suitable documentary evidence, provide forward cover to South African residents in respect of fixed and ascertained foreign exchange commitments covering the movement of goods. Persons who emigrate from South Africa are entitled to take limited amounts of money out of South Africa as a settling-in allowance. The balance of the emigrant's funds will be blocked and held under the control of an authorized dealer. These blocked funds may only be invested in:

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  blocked current, savings, interest bearing deposit accounts in the books of an authorized dealer in the banking sector;

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  securities quoted on the JSE and financial instruments listed on the Bond Exchange of South Africa which are deposited with an authorized dealer and not released except temporarily for switching purposes, without the approval of SARB. Authorized dealers must at all times be able to demonstrate that listed or quoted securities or financial instruments which are dematerialised or immobilized in a central securities depository are being held subject to the control of the authorized dealer concerned;

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  mutual funds.

        Aside from the investments referred to above, blocked Rands may only be utilized for very limited purposes. Dividends declared out of capital gains or out of income earned prior to emigration remain subject to the blocking procedure. It is not possible to predict when existing exchange controls will be abolished or whether they will be continued or modified by the South African Government in the future.

Issue and Sale of Notes

        The notes may not be sold or transferred to South African residents without the prior approval of SARB.

Sale of Shares

        Under present Regulations, our ordinary shares and ADSs are freely transferable outside the Common Monetary Area between non-residents of the Common Monetary Area. In addition, the proceeds from the sale of ordinary shares on the JSE on behalf of shareholders who are not residents of the Common Monetary Area are freely remittable to such shareholders. Share certificates held by non-residents will be endorsed with the words "non-resident."

Dividends

        Dividends declared in respect of shares held by a non-resident in a company whose shares are listed on the JSE are freely remittable.

        Any cash dividends paid by us are expected to be paid in Rands. Holders of ADSs on the relevant record date will be entitled to receive any dividends payable in respect of the shares underlying the ADSs, subject to the terms of the deposit agreement. Subject to exceptions provided in the deposit agreement, cash dividends paid in Rand will be converted by the depositary to Dollars and paid by the depositary to holders of ADSs, net of conversion expenses of the depositary, in accordance with the deposit agreement. The depositary will charge holders of ADSs, to the extent applicable, taxes and other governmental charges and specifies fees and other expenses. Shareholders who are not residents of the Common Monetary Area who are in receipt of scrip dividends and who elect to dispose of the relevant shares may remit the proceeds arising from the sale of the relevant shares.

Voting rights

        There are no limitations imposed by South African law or by our Articles on the right of non-South African shareholders to hold or vote our ordinary shares.

Description of the American Depositary Shares and American Depositary Receipts

        The following is a summary of certain provisions of the deposit agreement, entered into by us, The Bank of New York, as depositary, and the owners, or Owners, and holders from time to time of ADRs issued thereunder. In this section, references to "we," "us," "our" refer solely to Durban Roodepoort Deep, Limited and not our subsidiaries.

        This summary does not purport to be complete and is subject to and qualified in its entirety by reference to the Deposit Agreement, including the form of ADR. For more complete information, you should read the entire deposit agreement and the form of ADR which contains the terms of your ADSs. We will make copies of the actual documents available to you upon request. Terms used herein and not otherwise defined will have the meanings set forth in the deposit agreement. Copies of the deposit agreement are available for inspection at the Corporate Trust Office of the depositary, currently located at 101 Barclay Street, New York, New York 10286, and at the principal office of the agent of the depositary, or the custodian, currently located at each of ABSA Bank Ltd, Standard Bank, First National Bank of South Africa and Nedcor Bank Limited. The depositary's principal executive office is located at One Wall Street, New York, New York 10286.

        The Bank of New York, as depositary, will issue the ADSs. Each ADS will represent ownership interest in one ordinary share, which we will deposit with the custodian under the deposit agreement among us, the depositary and yourself as an ADR holder. In the future, each ADS will also represent any securities, cash or other property deposited with the depositary but not distributed by it directly to you.

        You may hold ADSs either directly or indirectly through your broker or other financial institution. If you hold ADSs directly, you are an ADR holder. If you hold the ADSs through your broker or financial institution nominee, you must rely on the procedures of that broker or financial institution to assert the rights of ADR holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

        Because the depositary will actually hold the ordinary shares, you must rely on it to exercise the rights of a shareholder on your behalf. The obligations of the depositary and its agents are set out in the deposit agreement. The deposit agreement and the ADSs are generally governed by New York law.

The Depositary

Who is the depositary?

        The Bank of New York, a New York banking corporation, is a commercial bank offering a wide range of banking and trust services to its customers in the New York metropolitan area, throughout the United States and around the world.

Share Dividends and Other Distributions

How will I receive dividends and other distributions on the ordinary shares underlying my ADSs?

        The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of underlying ordinary shares your ADSs represent.

        Cash.    The depositary will convert any cash dividend or other cash distribution we pay on the shares into Dollars, if it can do so on a reasonable basis and can transfer the Dollars to the United States. If that is not possible or if any approval from the South African government is needed and can not be obtained, the agreement allows the depositary to distribute the foreign currency only to those ADR holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADR holders who have not been paid. It will not invest the foreign currency and it will not be liable for the interest.

        Before making a distribution, any withholding taxes that must be paid under South African law will be deducted. The depositary will distribute only whole Dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

        Shares.    The depositary may distribute new ADSs representing any shares that we may distribute as a dividend or free distribution, if we furnish it promptly with satisfactory evidence that it is legal to do so. The depositary will only distribute whole ADSs. It will sell shares which would require it to issue a fractional ADS and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, each ADS will also represent the new shares.

        Rights to receive additional shares.    If we offer holders of our ordinary shares any rights to subscribe for additional shares or any other rights, the depositary may make these rights available to you. We must first instruct the depositary to do so and furnish it with satisfactory evidence that it is legal to do so. If we do not furnish this evidence and/or give these instructions, and the depositary decides it is practical to sell the rights, the depositary will sell the rights and distribute the proceeds, in the same way as it does with cash. The depositary may allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

        If the depositary makes rights available to you, upon instruction from you, it will exercise the rights and purchase the shares on your behalf. The depositary will then deposit the shares and issue ADSs to you. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

        U.S. securities laws may restrict the sale, deposit, cancellation and transfer of the ADSs issued after exercise of rights. For example, you may not be able to trade the ADSs freely in the United States. In this case, the depositary may issue the ADSs under a separate restricted deposit agreement which will contain the same provisions as the agreement, except for the changes needed to put the restrictions in place.

        Other Distributions.    The depositary will send to you anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds in the same way as it does with cash or it may decide to hold what we distributed, in which case the ADSs will also represent the newly distributed property.

        The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADR holders. This means that you may not receive the distribution we make on its shares or any value for them if it is illegal or impractical for us to make them available to you.

        The depositary may not be able to convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price. We cannot assure you that any of such transactions can be completed within a specified time period.

Deposit, Withdrawal and Cancellation

How does the depositary issue ADRs?

        The depositary will issue ADRs if you deposit or your broker deposits ordinary shares or evidence of rights to receive ordinary shares with the custodian.

        Ordinary shares deposited in the future with the custodian must be accompanied by certain documents, including instruments showing that such ordinary shares have been properly transferred or endorsed to the person on whose behalf the deposit is being made.

        The custodian will hold all deposited ordinary shares for the account of the depositary. ADR holders thus have no direct ownership interest in the ordinary shares and only have the rights that are contained in the deposit agreement. The custodian will also hold any additional securities, property and cash received on or in substitution for the deposited ordinary shares. The deposited ordinary shares and any such additional items are referred to as "deposited securities."

        Upon each deposit of ordinary shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees, expenses, taxes and charges, the depositary will issue an ADR or ADRs in the name of the person entitled thereto evidencing the number of ADSs to which such person is entitled. ADRs will be delivered at the depositary's Corporate Trust office.

How do ADR holders cancel an ADR and obtain deposited securities?

        When you turn in your ADR at the depositary's Corporate Trust office, it will, upon payment of certain applicable fees, charges and taxes, deliver at the custodian's office the underlying ordinary shares. At your risk, expense and request, the depositary may deliver at another place that you may request.

        The depositary may only restrict the withdrawal of deposited securities in connection with:

  •
  temporary delays caused by closing transfer books of the depositary or us, the deposit of ordinary shares in connection with voting at a shareholders' meeting or the payment of dividends;

  •
  the payment of fees, taxes and similar charges; or

  •
  compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs.

        This right of withdrawal may not be limited by any other provision of the deposit agreement.

Voting Rights

How do I vote?

        If you are an ADR holder and the depositary asks you to provide it with voting instructions, you may instruct the depositary how to exercise the voting rights for the ordinary shares which underlie your ADSs. After receiving voting materials from us, and if we request, the depositary will notify all of the ADR holders of any shareholder meeting or solicitation of consents or proxies. This notice will describe how you may instruct the depositary to exercise the voting rights for the ordinary shares which underlie your ADSs. For instructions to be valid, the depositary must receive them on or before the date specified. The depositary will try, as far as practical, subject to the provisions of and governing the underlying ordinary shares or other deposited securities, to vote or to have its agents vote the ordinary shares or other deposited securities as you instruct. The depositary will only vote or attempt to vote as you instruct. However, if the depositary does not receive your voting instructions, it will give a proxy to vote your shares to our designated representative.

        Because there is no guarantee that you will receive voting materials in time to instruct the depositary to vote, it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

Fees and Expenses

        Holders of notes must pay the depository's fees under the following fee schedule in connection with any issuance of ADSs upon the conversion of the notes:

ADR holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion thereof)	Each issuance of an ADS, including as a result of a distribution of shares, rights or other securities or property
Each cancellation of an ADS, including if the agreement terminates
$.02 (or less) per ADS	Any cash payment
Registration or Transfer Fees	Transfer and registration of shares on the share register of the Foreign Registrar from your name to the name of the depositary or its agent when you deposit or withdraw shares
Expenses of The Bank of New York	Conversion of foreign currency to Dollars, cable, telex and facsimile transmission expenses
Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary

        We will pay all other charges and expenses of the depositary and any agent of the depositary pursuant to agreements from time to time between us and the depositary. However, we will not pay any charges and expenses of the custodian. The fees described above may be amended from time to time. The depositary may own and deal in any class of securities of ours and our affiliates and in ADRs.

Payment of Taxes

        You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities underlying your ADSs. The depositary may refuse to transfer your ADRs or allow you to withdraw the deposited securities underlying your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities underlying your ADSs to pay any taxes owed and you will remain liable for any deficiency. If it sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any proceeds, or send to you any property, remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Mergers

        If we take certain actions that affect the deposited securities, including:

  •
  any change in par value, split-up, consolidation, cancellation or other reclassification of deposited securities; or

  •
  any recapitalization, reorganization, merger, consolidation or sale of assets affecting us;

        any securities that the depositary or custodian receives will be treated as new deposited securities. Additionally, the depositary may choose to:

        distribute additional ADRs;

        call for the surrender of outstanding ADRs in exchange for new ADRs specifically describing the new deposited securities; or

        none of the above.

        If the depositary does not choose either of (1) or (2), any of the cash, securities or other property it receives shall constitute part of the deposited securities and each ADR will then represent a proportionate interest in such property.

Amendment and Termination

How may the deposit agreement be amended?

        We may agree with the depositary to amend the deposit agreement and the form of ADRs without your consent for any reason. ADR holders must be given at least 30 days' notice of any amendment that imposes or increases any fees or charges, other than taxes and other charges specifically payable by ADR holders under the deposit agreement, or affects any substantial existing right of ADR holders. At any time an amendment becomes effective, you are considered, by continuing your ADRs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

        No amendment will impair your right to surrender your ADRs and receive the underlying securities except to comply with mandatory provisions of applicable law.

How may the deposit agreement be terminated?

        The depositary may terminate the deposit agreement at our request by mailing notice of termination to ADR holders at least 90 days prior to the date fixed in the notice of termination. The depositary may also terminate the agreement if the depositary has told us that it would like to resign and we have not appointed a new depositary bank within 90 days. After termination, the depositary's only responsibility will be:

  •
  the collection of dividends and other distributions relating to the deposited securities; and

  •
  the sale of rights and the delivery of underlying deposited securities and the net proceeds of the sale of any rights or other property in exchange for surrendered ADRs.

        At any time after the expiration of one year from the termination date, the depositary may sell the deposited securities which remain and hold the net proceeds of such sales, uninvested, unsegregated and without liability for interest, for the pro rata benefit of ADR holders who have not yet surrendered their ADRs. After making a sale, the depositary shall have no obligations except to account for the proceeds and other cash.

Fixing a Record Date

        When any cash dividend or other cash distribution becomes payable or any non-cash distribution is made, any rights are issued regarding any underlying ordinary shares or other deposited securities, or the depositary causes a change in the number of ordinary shares represented by each ADS or receives notice of any meeting of the holders of any underlying ordinary shares or other deposited securities, the depositary will fix a record date for determining:

  •
  the ADR holders entitled to the dividend, distribution or rights or the net proceeds from their sale;

  •
  the ADR holders entitled to give instructions for the exercise of voting rights at any meeting; or

  •
  the date on which the change in the number of ordinary shares represented by each ADS will take effect.

Limits on Our Obligations and the Obligations of the Depositary; Limits on Liability to ADR Holders and Holders of ADSs

        The deposit agreement expressly limits the obligations and liability of each of the depositary, us and its and our respective agents. Neither we nor the depositary will be liable:

  •
  if we or the depositary is prevented or hindered in, or be subject to any civil or criminal penalty for, performing any obligation by circumstances beyond its control, including, without limitation, requirements of law, rule, regulation, the terms of the deposited securities and acts of God;

  •
  for exercising or failing to exercise discretion under the deposit agreement; or

  •
  if we perform our or the depositary performs its obligations without negligence or bad faith.

        We and the depositary have no obligation to become involved in a lawsuit or other proceeding related to the ADRs or the agreement on your behalf or on the behalf of any other party. In the agreement we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

        Before the depositary will issue or register the transfer of an ADR, make a distribution on an ADR, or withdrawal of shares, the depositary may require:

  •
  payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

  •
  production of satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

  •
  compliance with regulations it may establish from time to time, consistent with the agreement, including presentation of transfer documents.

        The depositary may refuse to deliver, transfer, or register transfers of ADRs generally when our books or the books of the depositary are closed, or at any time we or the depositary thinks it advisable to do so.

Pre-release of ADSs

        The depositary may execute and deliver ADRs prior to the deposit with the custodian of ordinary shares or rights to receive ordinary shares and deliver underlying securities prior to the receipt and cancellation of ADRs if the person to whom such shares are to be delivered is a banking institution organized pursuant to the laws of South Africa. This is called a pre-release. A pre-release is closed out as soon as the underlying ordinary shares are delivered to the depositary. The depositary may pre-release ADRs or underlying securities upon receipt of pre-released ADRs only if:

  •
  the pre-released is fully collateralized at all times and, in connection with a pre-release of shares, preceded or accompanied by an unconditional guaranty by the pre-releasee to deliver ADRs for cancellation on the same calendar day on which the shares are delivered to the pre-releasee (or, if such ADRs are not so delivered, to return the shares);

  •
  each recipient of pre-released ADRs or underlying securities agrees in writing that it, or its customer, owns the underlying securities or ADRs being remitted;

  •
  the pre-release is terminable by the depositary on not more then five (5) business days' notice; and

  •
  the pre-release is subject to such further indemnities and credit regulations as the depositary deems appropriate.

        In general, the number of pre-released ADSs will not evidence more than 30% of all ADSs outstanding at any given time, excluding those evidenced by pre-released ADRs. However, the depositary may change or disregard such limit from time to time in certain circumstances.

Inspection of Transfer Books

        The depositary will keep books for the registration and transfer of ADRs. These books will be open at all reasonable times for inspection by you, provided that you are inspecting the books for a purpose related to us, the deposit agreement or the ADRs.

Reports and Other Communications

        The depositary will make available for your inspection any reports or communications, including any proxy material, received from us, as long as these materials are received by the depositary as the holder of the ordinary shares or other deposited securities underlying the ADSs and are generally available to our shareholders. At our written request, the depositary will also send copies of reports, notices and communications to you.

Material Income Tax Consequences

        This is a discussion of the material income tax consequences under South African and United States tax law and is subject to the qualifications and limitations described herein. No representation with respect to the consequences to any particular purchaser of the notes is made hereby. Prospective purchasers are urged to consult their own tax advisers with respect to their particular circumstances and the effect of national, state or local tax laws to which they may be subject.

South Africa

        South Africa imposes tax on a residence basis. Generally non-residents do not pay tax in South Africa except in the following circumstances:

Income Tax

        Non-residents will pay income tax on any amounts received by or accrued to them from a source within (or deemed to be within) South Africa. Interest earned by a non-resident on a convertible bond issued by a South African company will be from a South African source. However, Section 10(1)(hA) of the Income Tax Act, 1962 (as amended), or the Act, exempts interest received by or accrued to a non-resident from income tax. This exemption does not apply if:

  •
  the non-resident has been a resident of South Africa at any time and carried on a business in South Africa;

  •
  the non-resident was a resident of the common monetary area, in other words, Lesotho, Namibia, Botswana and Swaziland, and in such an event the non-residents shall be deemed to be a resident of South Africa;

  •
  the interest is effectively connected with a business carried on by the non-resident in South Africa;

  •
  the recipient of the interest is a natural person, unless he was absent from South Africa for at least 183 days in aggregate during the year of assessment in which the interest was received or accrued.

        No withholding tax is deductible in respect of interest payments made by the issuer of the convertible bonds to non residents investors. No income tax is payable on dividends paid to residents or non-residents, in terms of Section 10(1)(k) of the Act. Withholding tax on dividends is not imposed on non-resident shareholders of companies listed in South Africa. Non-residents will receive the same dividend as South African resident shareholders. Prior to payment of the dividend, the company pays secondary tax on companies at a rate of 12.5% of the total dividend, but the full amount of the dividend is paid to shareholders.

Capital Gains Tax

        Non-residents are generally not subject to capital gains tax, or CGT, in South Africa. They will only be subject to CGT on gains arising from the disposal of capital assets if the assets disposed of consist of:

  •
  immovable property owned by the non residents in South Africa, or any interest or right in or to immovable property. A non resident will have an interest in immovable property if it has a direct or indirect shareholding of at least 20% in a company, where 80% or more of the net assets of that company (determined on a market value basis) are attributable directly or indirectly to immovable property; or

  •
  any asset of a permanent establishment of a non resident in South Africa through which a trade is carried on.

        If the non residents are not subject to CGT because the assets disposed of do not fall within the categories described above, it follows that they will also not be able to claim the capital losses arising from the disposal of the assets.

United States

Material United States Federal Income Tax Consequences

        The following discussion, insofar as such discussion represents legal conclusions relating to or statements of U.S. federal income tax law, subject to the qualifications and limitations described herein, and except for the specific discussion regarding the possible U.S. federal income tax characterization of the Company as a passive foreign investment company discussed in "Passive Foreign Investment Company" below, constitutes the opinion of Fulbright & Jaworski L.L.P. as to the material U.S. federal income tax consequences of the purchase, ownership and disposition of the notes and any ordinary shares or ADSs received upon the conversion of the notes. It deals only with purchasers of the notes who hold the notes and any ordinary shares or ADSs received upon the conversion of the notes as capital assets for U.S. federal income tax purposes. This discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), published rulings, judicial decisions and the Treasury regulations, all as currently in effect and all of which are subject to change, possibly on a retroactive basis. This discussion has no binding effect or official status of any kind; we cannot assure holders that the conclusions reached below would be sustained by a court if challenged by the Internal Revenue Service.

        This discussion does not address all aspects of U.S. federal income taxation that may be applicable to holders in light of their particular circumstances and does not address special classes of holders subject to special treatment (such as dealers in securities or currencies, partnerships or other pass-through entities, financial institutions, life insurance companies, banks, tax-exempt organizations, certain expatriates or former long-term residents of the United States, persons holding the notes, ordinary shares or ADSs as part of a "hedge," "conversion transaction," "synthetic security," "straddle," "constructive sale" or other integrated investment, persons whose functional currency in not the U.S. dollar, or persons that actually or constructively own ten percent or more of the Company's voting stock). This discussion addresses only U.S. federal income tax consequences and does not address the effect of any state, local, or foreign tax laws that may apply, or the alternative minimum tax or, except as provided below under the heading "passive foreign investment company," the application of the federal estate or gift tax.

        This discussion assumes that the Company will not be considered a passive foreign investment company. Please see our discussion of passive foreign investment company rules below. This discussion also assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms.

        A "U.S. holder" is a beneficial owner of a note that is, for U.S. federal income tax purposes,

  •
  a citizen or resident of the U.S.;

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  a corporation that is organized under the laws of the U.S. or any political subdivision thereof;

  •
  an estate, the income of which is subject to U.S. federal income tax without regard to its source; or

  •
  a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or if the trust has made a valid election to be treated as a U.S. person.

        A "Non-U.S. holder" is any beneficial owner that, for U.S. federal income tax purposes, is not a U.S. holder.

        If a partnership holds any notes, ordinary shares or ADSs, the tax treatment of a partner will generally depend on the status of the partner and on the activities of the partnership. Partners of partnerships holding any notes, ordinary shares or ADSs are urged to consult their tax advisors.

        Because individual circumstances may differ, prospective purchasers of the notes are urged to consult their own tax advisors concerning the U.S. federal income tax consequences applicable to their particular situations as well as any consequences to them arising under the tax laws of any foreign, state or local taxing jurisdiction.

Stated Interest and Original Issue Discount

        Payments of stated interest on a note should be taxable to a U.S. holder as ordinary income at the time it is received or accrued, in accordance with such holder's method of accounting for U.S. federal income tax purposes. The interest will be treated as foreign source income for foreign tax credit and other purposes. In computing the separate foreign tax credit limitations, interest on the notes should generally constitute "passive income," or in the case of certain U.S. holders, "financial services income."

        The notes were offered at a discount from their stated redemption price at maturity and accordingly, U.S. holders of notes will be subject to special rules relating to the accrual of income for such purposes. For U.S. federal income tax purposes, the excess of the stated redemption price at maturity of each note over the issue price (the first price at which a substantial amount of the notes were sold to the public, excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers) constitutes original issue discount. U.S. holders will be required to include original issue discount in income periodically over the term of the notes before receipt of the cash or other payment attributable to such income. The amount of original issue discount includible in income by a U.S. holder is the sum of the daily portions of original issue discount with respect to the note for each day during the taxable year or portion thereof in which such U.S. holder holds such note. A daily portion is determined by allocating to each day in any accrual period a pro rata portion of the original issue discount that accrued in such period. The accrual period of a note may be of any length and may vary in length over the term of the note, provided that each accrual period is no longer than one year and each scheduled payment of principal or interest occurs either on the first or last day of an accrual period. The amount of original issue discount that accrues with respect to any accrual period is the product of the note's adjusted issue price at the beginning of such accrual period and its yield to maturity, determined on the basis of compounding at the close of each accrual period and properly adjusted for the length of such period. The adjusted issue price of a note at the start of any accrual period is equal to its issue price, increased by the accrued original issue discount for each prior accrual period and reduced by any payments of interest, other than stated interest, and any payment of principal made on such note.

        Because the notes may be paid in equity of the Company, it is possible that the notes may be treated as equity rather than debt for U.S. federal income tax purposes. If the notes are treated as equity, payments denominated as interest (or discount) and received with respect to the notes would be characterized as dividends for U.S. federal income tax purposes and would generally be taxable to a U.S. holder in the manner discussed in "Ownership of Ordinary Shares or ADSs" below. This discussion assumes the notes will be treated as debt for U.S. federal income tax purposes. Holders of notes are urged to consult their own tax advisors regarding the proper characterization of the notes for U.S. federal income tax purposes.

Market Discount

        If a U.S. holder purchases a note for an amount that is less than its "revised issue price," the amount of such difference is treated as "market discount" for U.S. federal income tax purposes, unless such difference is less than .0025 multiplied by the stated redemption price at maturity multiplied by the number of complete years until maturity (from the date of acquisition). The revised issue price of a note for these purposes should be equal to its issue price, increased by the amount of any original issue discount that has accrued on the note and decreased by any principal payments previously made on the note.

        Under the market discount rules of the Code, a U.S. holder is required to treat any gain on the sale, exchange, retirement or other taxable disposition of a note as ordinary income to the extent of the accrued market discount that has not been previously included in income. If a U.S. holder disposes of a note with market discount in certain otherwise nontaxable transactions, such holder may be required to include accrued market discount as ordinary income as if the holder had sold the note at its then fair market value. In general, market discount accrues on a ratable basis over the remaining term of the note. However, a U.S. holder may make an irrevocable election to accrue market discount on a constant yield to maturity basis. A U.S. holder may elect to include market discount in income currently as it accrues. An election made to include market discount in income as it accrues will apply to all debt instruments that a U.S. holder acquires on or after the first day of the first taxable year to which the election applies and is irrevocable without the consent of the Internal Revenue Service.

        A U.S. holder might be required to defer all or a portion of the interest expense on indebtedness incurred or continued to purchase or carry a note with market discount, unless such U.S. holder has elected to include market discount in income as it accrues.

        The rules governing market discount are complicated and U.S. holders are urged to consult their own tax advisors concerning the application of these rules.

Acquisition Premium

        A U.S. holder that purchases a note for an amount that is less than or equal to the stated redemption price at maturity of the note but in excess of the note's adjusted issue price is generally permitted to reduce the daily portion of original issue discount by an amount equal to the product of (x) the amount of such daily portion of original issue discount and (y) a fraction, the numerator of which is the excess of the U.S. holder's adjusted tax basis in the note immediately after its purchase over the adjusted issue price of the note, and the denominator of which is the aggregate amount of original issue discount includible in income with respect to the note after the date on which such note is purchased. As an alternative to reducing the amount of original issue discount otherwise includible in income by this fraction, the U.S. holder may elect to compute original issue discount accruals by treated the purchase as a purchase at original issuance and apply the constant yield method described above.

        The rules governing acquisition premium are complicated and U.S. holders are urged to consult their own tax advisors concerning the application of these rules.

Amortizable Bond Premium

        In general, if a U.S. holder purchases a note for an amount in excess of the stated redemption price at maturity of the note, such excess will constitute "amortizable bond premium." Amortizable bond premium, however, will not include any premium attributable to a note's conversion feature. The premium attributable to the conversion feature is the excess, if any, of the note's purchase price over what the note's fair market value would be if there were no conversion feature. A U.S. holder may elect to amortize the bond premium as an offset to interest income otherwise required to be included in income in respect of the note during the taxable year using a constant-yield method over the remaining term of the note (or, if it results in a smaller amount of amortizable premium, until an earlier call date). Such amortization will cease upon exchange of the notes for ordinary shares or ADSs. Under U.S. Treasury Regulations, the amount of amortizable bond premium that may be deducted in any accrual period is limited to the amount by which a U.S. holder's total interest inclusions on the note in prior accrual periods exceed the total amount treated as a bond premium deduction in prior accrual periods. If any of the excess bond premium is not deductible, that amount is carried forward to the next accrual period.. Any election to amortize bond premium applies to all taxable debt instruments acquired by the U.S. holder on or after the first day of the first taxable year to which such election applies and may be revoked only with the consent of the Internal Revenue Service.

Disposition of the Notes

        Except as set forth below under "—Exercise of Conversion Rights," upon a sale, exchange, redemption or other taxable disposition of a note, a U.S. holder generally will recognize gain or loss equal to the difference between (i) the U.S. dollar value of the amount of cash plus the fair market value of any property received (less any amount received in respect of accrued interest, which will be taxable as ordinary interest income unless previously included in income in accordance with such U.S. Holder's method of accounting) and (ii) the U.S. holder's adjusted tax basis in the note. A U.S. holder's adjusted tax basis in a note will generally equal the purchase price of the note increased by any original issue discount and market discount, if any, previously included in income and decreased by the amount of any amortizable bond premium amortized with respect to such note. Subject to the application of the "passive foreign investment company" rules discussed below, gain or loss recognized on the taxable disposition of a note will be capital gain or loss, except as described under "Market Discount" above, and will be long-term capital gain or loss if at the time of the taxable disposition, the note has been held by the U.S. holder for more than one year. The deductibility of capital losses is subject to limitations. The gain realized by a U.S. holder upon the taxable disposition of a note will generally be treated as from sources within the United States for foreign tax credit and other purposes. The loss realized by a U.S. holder on a taxable disposition of a note also will be treated as from sources within the United States, with specified exceptions relating to accrued but unpaid interest, offsetting positions and certain other situations.

        Gain or loss recognized on the taxable disposition of a note that is attributable to changes in currency exchange rates will be treated as ordinary income or loss and generally will not be treated as interest income or expense, except to the extent provided by administrative pronouncements of the Internal Revenue Service. Gain or loss attributable to changes in currency exchange rates will be recognized on the taxable disposition of a note only to the extent of the total gain or loss recognized on such disposition.

Exercise of Conversion Rights

        A U.S. holder of a note will not recognize gain or loss upon the conversion of a note into ordinary shares or ADSs except with respect to cash received in lieu of fractional shares. A U.S. holder will be required to include in income the daily portions of the original issue discount (and market discount, if you have elected to include market discount in income on a current basis) not previously included in income with respect to the notes, up to the date of conversion. The holding period of the shares received upon conversion will include the period during which the note was held and the U.S. holder's aggregate tax basis in the shares received upon conversion will be equal to the U.S. holder's aggregate tax basis in the note at the time of conversion, less the portion allocable to any fractional share. It is possible, however, that the Internal Revenue Service may argue that the holding period of the shares allocable to accrued original issue discount (and possibly market discount, if you have elected to include market discount in income on a current basis) will commence on the day following the date of the conversion. Although the law is unclear, if a U.S. holder converts notes with market discount and has not elected to include market discount currently in income, the amount of accrued market discount which existed on the date of conversion should be treated as ordinary income on the disposition of the ordinary shares or ADSs received by the U.S. holder in such conversion to the extent of gain recognized upon the disposition of such ordinary shares or ADSs. A U.S. holder of a note will generally recognize capital gain or loss for U.S. federal income tax purposes upon the receipt of cash in lieu of a fractional share in an amount equal to the difference between the amount of cash received and the holder's tax basis in such fractional share. This gain or loss should be capital gain or loss, and should be taxable as described above under "—Disposition of the Notes."

Adjustment to Conversion Price

        The conversion rate of the notes is subject to adjustment under specified circumstances. Under Section 305 of the Code and applicable Treasury regulations, an adjustment to the conversion rate, or a failure to adjust the conversion rate, may result in a taxable constructive stock dividend to U.S. holders of the notes if, and to the extent that, these adjustments to the conversion rate, or failures to adjust the conversion rate, increase the proportionate interest of a U.S. holder of a note in the Company's earnings and profits or assets, whether or not such holder ever converts the note into ordinary shares or ADSs. Any taxable constructive stock dividend would result in ordinary income to such U.S. holders to the extent of the Company's current or accumulated earnings and profits, with any excess treated as a tax-free return of capital up to such U.S. holders' tax basis in the notes, and then as capital gain. The Company does not intend to calculate its earnings or profits for U.S. federal income tax purposes.

Ownership of Ordinary Shares or ADSs

        For purposes of the Code, U.S. holders of ADSs should be treated for U.S. federal income tax purposes as the owner of the ordinary shares represented by those ADSs. Exchanges of ordinary shares for ADSs and ADSs for ordinary shares generally should not be subject to U.S. federal income tax.

        For U.S. federal income tax purposes, distributions with respect to the ordinary shares or ADSs, other than distributions in liquidation and distributions in redemption of stock that are treated as exchanges, will be taxed to U.S. holders as ordinary dividend income to the extent that the distributions do not exceed the Company's current and accumulated earnings and profits. For U.S. federal income tax purposes, the amount of any distribution received by a U.S. holder will equal the U.S. dollar value of the sum of the South African Rand payments made (including the amount of South African income taxes, if any, withheld with respect to such payments), determined at the "spot rate" on the date the dividend distribution is includible in such U.S. holder's income, regardless of whether the payment is in fact converted into Dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date a U.S. holder includes the dividend payment in income to the date such holder converts the payment into U.S. dollars will be treated as ordinary income or loss. Distributions, if any, in excess of the Company's current and accumulated earnings and profits will constitute a non-taxable return of capital and will be applied against and reduce the holder's basis in the ordinary shares or ADSs. To the extent that these distributions exceed the U.S. holder's tax basis in the ordinary shares or ADSs, as applicable, the excess generally will be treated as capital gain, subject to the discussion below under the heading "Passive Foreign Investment Company." The Company does not intend to calculate its earnings or profits for U.S. federal income tax purposes.

        Under the recently enacted Jobs and Growth Tax Relief Reconciliation Act of 2003, the maximum U.S. federal income tax rate on dividends paid to individuals through 2008 is reduced to 15%. This reduced rate generally would apply to dividends paid by the Company if, at the time such dividends are paid, either (i) the Company is eligible for benefits under a qualifying income tax treaty with the U.S. or (ii) the ordinary shares or ADSs with respect to which such dividends were paid are readily tradable on an established securities market in the U.S. However, ths reduced rate is subject to certain important requirements and exceptions, including, without limitation, certain holding period requirements and an exception applicable if the Company is treated as a passive foreign investment company as discussed under the heading "Passive Foreign Investment Company." U.S. holders are urged to consult their own tax advisors regarding the U.S. federal income tax rate that will be applicable to their receipt of any dividends paid with respect to the ordinary shares and ADSs.

        For purposes of this discussion, the "spot rate" generally means a rate that reflects a fair market rate of exchange available to the public for currency under a "spot contract" in a free market and involving representative amounts. A "spot contract" is a contract to buy or sell a currency on or before two business days following the date of the execution of the contract. If such a spot rate cannot be demonstrated, the Internal Revenue Service has the authority to determine the spot rate.

        Dividend income derived with respect to the ordinary shares or ADSs will constitute "portfolio income" for purposes of the limitation on the use of passive activity losses and, therefore, generally may not be offset by passive activity losses, and as "investment income" for purposes of the limitation on the deduction of investment interest expense. Such dividends will not be eligible for the dividends received deduction generally allowed to a U.S. corporation under Section 243 of the Code. Dividend income will be treated as foreign source income for foreign tax credit and other purposes. In computing the separate foreign tax credit limitations, dividend income should generally constitute "passive income," or in the case of certain U.S. holders, may be "financial services income."

        As discussed under "South African Tax Considerations" above, South Africa currently does not impose any withholding tax on distributions with respect to the ordinary shares or ADSs. Should South Africa decide in the future to impose a withholding tax on such distributions, the tax treaty between the United States and South Africa would limit the rate of this tax to 5 percent of the gross amount of the distributions if a U.S. holder holds directly at least 10 percent of the Company's voting stock and up to 15 percent of the gross amount of the distributions in all other cases. In addition, if South Africa decided in the future to impose a withholding tax on distributions with respect to the ordinary shares or ADSs, a determination would need to be made at such time as to whether any South African income taxes withheld would be treated as foreign income taxes eligible for credit against such U.S. holder's U.S. federal income tax liability, subject to limitations and conditions generally applicable under the Code. Any such taxes may be eligible at the election of such U.S. holder, for deduction in computing such U.S. holder's taxable income. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. The calculation of foreign tax credits and, in the case of a U.S. holder that elects to deduct foreign taxes, the availability of deductions is complex and involves the application of rules that depend on a U.S. holder's particular circumstances. U.S. holders are urged to consult their own tax advisors regarding the availability to them of foreign tax credits or deductions in respect of South African income taxes withheld.

Disposition of Ordinary Shares or ADSs

        Upon a sale, exchange, or other taxable disposition of ordinary shares or ADSs, a U.S. holder will recognize gain or loss in an amount equal to the difference between the U.S. dollar value of the amount realized on the sale or exchange and such holder's adjusted tax basis in the ordinary shares or ADSs. Subject to the application of the "passive foreign investment company" rules discussed below and subject to the rules discussed under "Exercise of Conversion Rights" above with respect to notes with market discount, such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the U.S. holder has held the ordinary shares or ADSs for more than one year. The deductability of capital losses is subject to limitations. Gain or loss recognized by a U.S. holder on the taxable disposition of ordinary shares or ADSs generally will be treated as U.S.-source gain or loss for U.S. foreign tax credit purposes.

        In the case of a cash basis U.S. holder who receives Rand in connection with the taxable disposition of ordinary shares or ADSs, the amount realized will be based on the spot rate as determined on the settlement date of such exchange. A U.S. holder who receives payment in Rand and converts Rand into U.S. dollars at a conversion rate other than the rate in effect on the settlement date may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss.

        An accrual basis U.S. holder may elect the same treatment required of cash basis taxpayers with respect to a taxable disposition of ordinary shares or ADSs, provided that the election is applied consistently from year to year. Such election may not be changed without the consent of the Internal Revenue Service. In the event that an accrual basis holder does not elect to be treated as a cash basis taxpayer, such U.S. holder may have a foreign currency gain or loss for U.S. federal income tax purposes because of the differences between the U.S. dollar value of the currency received prevailing on the trade date and the settlement date. Any such currency gain or loss will be treated as ordinary income or loss and would be in addition to gain or loss, if any, recognized by such U.S. holder on the disposition of such ordinary shares or ADSs.

Non-U.S. Holders

        Subject to the discussion below concerning information reporting and backup withholding, payments to a Non-U.S. holder on the notes, ordinary shares or ADSs, or gain realized by a Non-U.S. holder on the sale, exchange or other taxable disposition of the notes, ordinary shares or ADSs, will not be subject to U.S. federal income or withholding tax unless (i) such income is effectively connected with a trade or business conducted by such Non-U.S. holder in the United States and, if required by an applicable income tax treaty as a condition for subjecting such Non-U.S. holder to U.S. taxation on a net income basis, such income is attributable to a permanent establishment such Non-U.S. holder maintains in the United States or (ii) in the case of a sale of notes, ordinary shares or ADSs by a Non-U.S. holder who is an individual, such individual was present in the United States for at least 183 days during the taxable year in which the gain is realized and other specified conditions are met.

        Income that is effectively connected to the conduct of a U.S. trade or business by a Non-U.S. holder will generally be subject to regular U.S. federal income tax in the same manner as if it were realized by a U.S. holder. In addition, if a corporate Non-U.S. holder recognizes "effectively connected" income, such Non-U.S. holder may, under certain circumstances, be subject to an additional branch profits tax at a 30% rate, or at a lower rate if such Non-U.S. holder is eligible for the benefits of an income tax treaty that provides for a lower rate.

Passive Foreign Investment Company

        A special and adverse set of U.S. federal income tax rules apply to a U.S. holder that holds stock or an option to acquire stock in a passive foreign investment company ("PFIC"). The notes may be treated as including an option to acquire ordinary shares. The Company would be a PFIC for U.S. federal income tax purposes if for any taxable year either (i) 75% or more of its gross income, including its pro rata share of the gross income of any company in which it is considered to own 25% or more of the shares by value, were passive income or (ii) 50% or more of its average total assets (by value), including its pro rata share of the assets of any company in which it is considered to own 25% or more of the shares by value, were assets that produced or were held for the production of passive income. For this purpose, passive income generally includes, among other things, dividends, interest, rents, royalties, gains from the disposition of passive assets and gains from commodities transactions, other than gains derived from "qualified active sales" of commodities and "qualified hedging transactions" involving commodities, within the meaning of applicable Treasury regulations (the "Commodity Exception") U.S. holders of the notes, ordinary shares or ADSs would be subject to special rules with respect to (i) any gain recognized upon the disposition of the notes, ordinary shares or ADSs and (ii) with respect to U.S. holders of the ordinary shares or ADSs, any receipt of an excess distribution (generally, any distributions to a U.S. holder during a single taxable year that is greater than 125% of the average amount of distributions received by such U.S. holder during the three preceding taxable years in respect of the ordinary shares or ADSs or, if shorter, such U.S. holder's holding period for the ordinary shares or ADSs). Under these rules:

  •
  the gain or excess distribution will be allocated ratably over a U.S. holder's holding period for the notes, ordinary shares or ADSs, as applicable;

  •
  the amount allocated to the taxable year in which a U.S. holder realizes the gain or excess distribution will be taxed as ordinary income;

  •
  the amount allocated to each prior year, with certain exceptions, will be taxed at the highest tax rate in effect for that year; and

  •
  the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year.

        Although the Company generally will be treated as a PFIC as to any U.S. holder if it is a PFIC for any year during a U.S. holder's holding period, if the Company ceases to satisfy the requirements for PFIC classification, the U.S. holder may avoid PFIC classification for subsequent years if such holder elects to recognize gain based on the unrealized appreciation in the notes, ordinary shares or ADSs through the close of the tax year in which the Company ceases to be a PFIC. Additionally, if the Company is a PFIC, a U.S. holder who acquires notes, ordinary shares or ADSs from a decedent would be denied the normally available step-up in tax basis for such notes, ordinary shares or ADSs to fair market value at the date of death and instead would have a tax basis equal to the lower of the fair market value or the decedent's tax basis.

        A U.S. holder who beneficially owns stock or an option to acquire stock in a PFIC must file Form 8621 (Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) with the Internal Revenue Service for each tax year such holder holds stock or an option to acquire stock in a PFIC. This form describes any distributions received with respect to such stock and any gain realized upon the disposition of such stock or option to acquire stock.

        A U.S. holder of the ordinary shares or ADSs that are treated as "marketable stock" under the PFIC rules may be able to avoid the imposition of the special tax and interest charge described above by making a mark-to-market election. Pursuant to this election, the U.S. holder would include in ordinary income or loss for each taxable year an amount equal to the difference as of the close of the taxable year between the fair market value of the ordinary shares or ADSs and the U.S. holder's adjusted tax basis in such ordinary shares or ADSs. Losses would be allowed only to the extent of net mark-to-market gain previously included by the U.S. holder under the election for prior taxable years. If a mark-to-market election with respect to ordinary shares or ADSs is in effect on the date of a U.S. holder's death, the tax basis of the ordinary shares or ADSs in the hands of a U.S. holder who acquired them from a decedent will be the lesser of the decedent's tax basis or the fair market value of the ordinary shares or ADSs. Although a mark-to-market election is not currently permitted with respect to the notes, future regulations might permit this election, possibly on a retroactive basis. U.S. holders desiring to make the mark-to-market election are urged to consult their tax advisors with respect to the application and effect of making the election for the notes, the ordinary shares or ADSs.

        In the case of a U.S. holder who holds notes, ordinary shares or ADSs and who does not make a mark-to-market election, the special tax and interest charge described above will not apply if such holder makes an election to treat the Company as a "qualified electing fund" in the first taxable year in which such holder owns the notes, ordinary shares or ADSs and if the Company complies with certain reporting requirements. However, the Company does not intend to supply U.S. holders with the information needed to report income and gain pursuant to a "qualified electing fund" election in the event that it is classified as a PFIC. Under current Treasury regulations, a "qualified electing fund" election cannot be made with respect to the notes.

        Based on certain estimates of the Company's gross income and gross assets available as of the date of this Offering and relying on the Commodity Exception, the Company does not believe that it was a PFIC for its 2002 fiscal year ending June 30, 2002. However, the tests for determining whether the Company would be a PFIC for any taxable year are applied annually and it is difficult to make accurate predictions of future income and assets and the nature of the Company's activities (including the Company's ability to qualify for the Commodity Exception and similar exceptions) employs, which are relevant to this determination. In addition, depending on how quickly the Company employs the net proceeds realized from the sale of the notes in this offering, the amount of such net proceeds and the earnings thereon may affect PFIC status. Moreover, certain factors in the PFIC determination, such as reductions in the market value of the Company's capital stock, are not within its control and can cause it to become a PFIC. Accordingly, there can be no assurance that the Company will not be considered a PFIC for the current or any other taxable year.

        Rules relating to a PFIC are very complex. U.S. holders are urged to consult their own tax advisors regarding the application of PFIC rules to their investments in the notes, ordinary shares or ADSs.

Information Reporting and Backup Withholding

U.S. Holders

        Payments made in the United States or through certain U.S.-related financial intermediaries of interest (including original issue discount) or dividends, or the proceeds of the sale or other disposition of, the notes, ordinary shares or ADSs may be subject to information reporting and U.S. federal backup withholding if the recipient of such payment is not an "exempt recipient" and fails to supply certain identifying information, such as an accurate taxpayer identification number, in the required manner. Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. The backup withholding tax rate is currently 28%. For payments made after 2010, the backup withholding rate will be increased to 31%. Payments made with respect to the notes, ordinary shares or ADSs to a U.S. holder must be reported to the Internal Revenue Service, unless the U.S. holder is an exempt recipient or establishes an exemption. Any amount withheld from a payment to a U.S. holder under the backup withholding rules is refundable or allowable as a credit against the holder's U.S. federal income tax, provided that the required information is furnished to the Internal Revenue Service.

Non-U.S. Holders

        A Non-U.S. holder may be required to comply with certification procedures to establish that the holder is not a U.S. person in order to avoid backup withholding tax and information reporting requirements discussed above.

Other Jurisdictions

        This prospectus does not address the tax consequences of ownership of the notes by holders resident in countries other than the United States. Prospective purchasers of notes are urged to consult their own tax advisors with respect to the tax considerations in the jurisdiction of their residence applicable to their individual circumstances.

Selling Securityholders

        The notes were originally issued by us and sold by CIBC World Markets Corp. and certain affiliates of CIBC World Markets Corp., or the Initial Purchaser, in a transaction exempt from the registration requirements of the Securities Act to persons reasonably believed by the Initial Purchaser to be "qualified institutional buyers" as defined by Rule 144A under the Securities Act or pursuant to Regulation S under the Securities Act. The selling securityholders may from time to time offer and sell pursuant to this prospectus any or all of the notes listed below and our ordinary shares or ADSs which may be issued upon conversion of such notes. When we refer to the "selling securityholders" in this prospectus, we mean those persons listed in the table below, as well as the permitted pledgees, donees, assignees, transferees, successors and others who later hold any of the selling securityholders' interests.

        The table below sets forth the name of each selling securityholder, the principal amount of notes that each selling securityholder may offer pursuant to this prospectus and the number of our ordinary shares or ADSs into which such notes are convertible. Unless set forth below, none of the selling securityholders has, or within the past three years has had, any material relationship with us or any of our predecessors or affiliates.

        We have prepared the table below based on information given to us by the selling securityholders on or prior to December 10, 2002, as such information has been amended from time to time. However, any or all of the notes or our ordinary shares or ADSs listed below may be offered for sale pursuant to this prospectus by the selling securityholders from time to time. Accordingly, no estimate can be given as to the amounts of notes or number of ordinary shares or ADSs that will be held by the selling securityholders listed in the table below as they may have acquired, sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their notes since the date as of which the information in the table is presented.

        Information about the selling securityholders may change over time. Any changed information will be set forth in prospectus supplements. From time to time, additional information concerning ownership of the notes and our ordinary shares or ADSs may rest with certain holders thereof not named in the table below and of whom we are unaware.

Name and Address	Aggregate Principal Amount of Notes that May Be Sold	Percentage of Notes Outstanding	Number of Our Ordinary Shares/ADSs That May Be Sold(1)	Percentage of Our Ordinary Shares Outstanding(2)
Amaranth L.L.C. One American Lane Greenwich, Ct 06831	$29,325,000	44.43%	7,820,001	4.24%
DBAG—London 31 West 52nd Street New York, NY 10019	$21,500,000	32.58%	5,733,334	3.11%
Sunrise Partners Limited Partnership Two American Lane Greenwich CT 06836-2571	$5,175,000	7.84%	1,380,000	*
Van Eck Funds International Investors Gold Fund(3) 99 Park Ave—8 Floor New York, NY 10016	$3,000,000	4.55%	800,000	*

The Coastal Corporation Ltd.(4) 12 Church Street—Suite 280 Hamilton HM11 Bermuda	$2,000,000	3.03%	533,333	*
SV Tiger Precious Master Fund, Ltd c/o Sun Valley Gold LLC 620 Sun Valley Road, P.O. Box 2211 Ketchum, Id 83340	$1,250,000	1.89%	333,333	*
Sun Valley Gold Master Fund, Ltd. c/o Sun Valley Gold LLC 620 Sun Valley Road, P.O. Box 2211 Ketchum, Id 83340	$1,250,000	1.89%	333,333	*
Silvercreek Limited Partnership c/o Silvercreek Management Inc. 1670 Bayview Ave., Suite 308 Toronto, Ontario Canada M4G32C	$1,223,000	1.85%	326,133	*
City Merchants High Yield Trust c/o Invesco 30 Finsbury Square London EC2A 1AG United Kingdom	$500,000	*	133,333	*
Silvercreek II Limited c/o Silvercreek Management Inc. 1670 Bayview Ave., Suite 308 Toronto, Ontario Canada M4G32C	$477,000	*	127,200	*
OIP Limited c/o Silvercreek Management Inc. 1670 Bayview Ave., Suite 308 Toronto, Ontario Canada M4G32C	$180,000	*	48,000	*
Pebble Limited Partnership c/o Silvercreek Management Inc. 1670 Bayview Ave., Suite 308 Toronto, Ontario Canada M4G32C	$120,000	*	32,000	*

*
Indicates less than 1%

(1)
Assumes conversion of all of the holder's notes into ordinary shares or ADSs at an exchange rate of 266.6667 per $1,000 principal amount of notes.

(2)
Calculated based on Rule 13d-3(d)(1) of the Exchange Act, using 184,222,073 ordinary shares (including ordinary shares underlying the ADSs) outstanding as of June 30, 2003.

(3)
In addition to the notes, Van Eck Funds International Investors Gold Fund owns 725,000 of our ADSs.

(4)
In addition to the notes, The Coastal Corporation Ltd. owns 442,500 of our ADSs.

        Information about other selling securityholders will be set forth in prospectus supplements, if required.

        The information set forth above assumes that any other holders of notes, or any future pledgees, donees, assignees, transferees or successors of or from any such other holders of notes, do not beneficially own any of our ordinary shares or ADSs other than the ordinary shares or ADSs which may be issued upon conversion of the notes.

Plan of Distribution

        We are registering the notes and our ordinary shares, including ordinary shares underlying the ADSs, which may be issued upon conversion of the notes covered by this prospectus to permit securityholders to conduct public secondary trading of these securities from time to time after the date of this prospectus. We have agreed, among other things, to bear all expenses, other than underwriting discounts, selling commissions and transfer taxes, if any, in connection with the registration and sale of the notes and our ordinary shares covered by this prospectus,

        We will not receive any of the proceeds from the offering of the notes, our ordinary shares or our ADSs by the selling securityholders. We have been advised by the selling securityholders that the selling securityholders may sell all or a portion of the notes and our ordinary shares or ADSs beneficially owned by them and offered hereby from time to time:

  •
  directly; or

  •
  through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, commissions or concessions from the selling securityholders or from the purchasers of the notes and our ordinary shares or ADSs for whom they may act as agent.

        The notes, our ordinary shares and our ADSs may be sold from time to time in one or more transactions at:

  •
  fixed prices, which may be changed;

  •
  prevailing market prices at the time of sale;

  •
  varying prices determined at the time of sale; or

  •
  negotiated prices.

These prices will be determined by the holders of the securities or by agreement between these holders and underwriters or dealers who may receive fees or commissions in connection with the sale. The aggregate proceeds to the selling securityholders from the sale of the notes, our ordinary shares or our ADSs offered by them hereby will be the purchase price of the notes, our ordinary shares or our ADSs less discounts and commissions, if any.

        The sales described in the preceding paragraph may be effected in transactions:

  •
  on any national securities exchange or quotation service on which the notes and our ordinary shares and ADSs may be listed or quoted at the time of sale, including the JSE in the case of the ordinary shares and the Nasdaq SmallCap Market in the case of the ADSs;

  •
  in the over-the-counter market;

  •
  in transactions otherwise than on such exchanges or services or in the over-the-counter market;

  •
  through the writing of options, whether such options are listed on an option exchange or otherwise; or

  •
  through the settlement of short sales.

        These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

        In connection with sales of the notes, our ordinary shares and our ADSs or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers. These broker-dealers may in turn engage in short sales of the notes, our ordinary shares and our ADSs in the course of hedging their positions. The selling securityholders may also sell the notes, our ordinary shares and our ADSs short and deliver notes, our ordinary shares and our ADSs to close out short positions, or loan or pledge notes, our ordinary shares and our ADSs to broker-dealers that in turn may sell the notes, our ordinary shares and our ADSs.

        To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholders and any underwriters, broker-dealer or agent regarding the sale of the notes, our ordinary shares and our ADSs by the selling securityholders. Selling securityholders may not sell any, or may not sell all, of the notes, our ordinary shares and our ADSs offered by them pursuant to this prospectus. In addition, we cannot assure you that a selling securityholder will not transfer, devise or gift the notes, our ordinary shares or our ADSs by other means not described in this prospectus. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.

        Our outstanding ordinary shares are listed for trading on the JSE. Our ADSs are listed for trading on the Nasdaq SmallCap Market. Each ADS represents one ordinary share.

        The selling securityholders and any broker and any broker-dealers, agents or underwriters that participate with the selling securityholders in the distribution of the notes, our ordinary shares or our ADSs may be deemed to be "underwriter" within the meaning of the Securities Act. In this case, any commissions received by these broker-dealers, agents or underwriters and any profit on the resale of the notes, our ordinary shares or our ADSs purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. In addition, any profits realized by the selling securityholders may be deemed to be underwriting commissions.

        The notes were issued and sold in November 2002 in transactions exempt from the registration requirements of the Securities Act to persons reasonably believed by the initial purchaser to be "qualified institutional buyers," as defined in Rule 144A under the Securities Act, or pursuant to Regulation S under the Securities Act. We have agreed to indemnify the initial purchaser and each selling securityholder, and each selling securityholder has agreed to indemnify us, the initial purchaser and each other selling securityholder, against specified liabilities arising under the Securities Act.

        The selling securityholders and any other person participating in such distribution will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the notes and the ordinary shares or ADSs by the selling securityholders and any such other person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the notes and the ordinary shares or ADSs to engage in market-making activities with respect to the particular notes and the ordinary shares or ADSs being distributed for a period of up to five business days prior to the commencement of the distribution. This may affect the marketability of the notes and the ordinary shares or ADSs and the ability of any person or entity to engage in market-making activities with respect to the notes and the ordinary shares or ADSs.

        All expenses of the registration of the securities, including, without imitation, SEC filing fees and expenses of compliance with state securities or "blue sky" laws will be paid by us; provided, however, that the selling securityholders will pay all underwriting discounts, selling commissions and transfer taxes, if any, relating to the sale or disposition of such selling securityholders' securities pursuant to this prospectus. Subject to some limitations, the selling securityholders will be indemnified by us against civil liabilities, including liabilities under the Securities Act, or will be entitled to contribution in connection therewith. Subject to some limitations, we will be indemnified by the selling securityholders against civil liabilities, including liabilities under the Securities Act, or will be entitled to contribution in connection therewith.

Enforcement of Civil Liabilities

        We are incorporated in South Africa. Substantially all of our directors and executive officers (and certain experts named herein) reside outside of the United States. Substantially all of the assets of these persons and substantially all of our assets are also located outside the United States. As a result, it may not be possible for investors to effect service of process on these persons or us within the United States or to enforce a judgment obtained in a United States court predicated upon the civil liability provisions of the federal securities or other laws of the United States or any state thereof against these persons or us. A foreign judgment is not directly enforceable in South Africa, but constitutes a cause of action which will be enforced by South African courts provided that:

  •
  the court which pronounced the judgment had jurisdiction to entertain the case according to the principles recognized by South African law with reference to the jurisdiction of foreign courts;

  •
  the judgment is final and conclusive (that is, it cannot be altered by the court which pronounced it);

  •
  the judgment has not been prescribed;

  •
  the recognition and enforcement of the judgment by South African courts would not be contrary to public policy, including observance of the rules of natural justice which require that the documents initiating the United States proceeding were properly served on the defendant and that the defendant was given the right to be heard and represented by counsel in a free and fair trial before an impartial tribunal;

  •
  the judgment was not obtained by fraudulent means;

  •
  the judgment does not involve the enforcement of a penal or revenue law; and

  •
  the enforcement of the judgment is not otherwise precluded by the provisions of the Protection of Businesses Act, 1978 (as amended), of South Africa.

        It is the policy of South African courts to award compensation for the loss or damage actually sustained by the person to whom the compensation is awarded. Although the award of punitive damages is generally unknown to the South African legal system, that does not mean that such awards are necessarily contrary to public policy. Whether a judgment was contrary to public policy depends on the facts of each case. Exorbitant, unconscionable, or excessive awards will generally be contrary to public policy. South African courts cannot enter into the merits of a foreign judgment and cannot act as a court of appeal or review over the foreign court. South African courts will usually implement their own procedural laws and, where an action based on an international contract is brought before a South African court, the capacity of the parties to the contract will usually be determined in accordance with South African law. An original action based on United States federal securities laws cannot be brought before South African courts. A plaintiff who is not resident in South Africa may be required to provide security for costs in the event of proceedings being initiated in South Africa. Furthermore, the Rules of the High Court of South Africa require that documents executed outside South Africa must be authenticated for the purpose of use in South African courts.

Other Expenses of Issuance and Distribution

        We are paying all of the selling securityholders' expenses related to this offering, except the selling securityholders will pay any applicable broker's commissions and expenses. The following table sets forth the approximate amount of fees and expenses payable by us in connection with this registration statement and the distribution of the notes, and the ordinary shares or ADSs issuable upon conversion of the notes, being registered hereby. All amounts shown are estimated, except the SEC registration fee.

SEC registration fee	$6,072.00
Printing and engraving expenses	$300,000.00
Legal fees and expenses	$240,000.00
Accounting fees and expenses	$160,000.00
Trustee and transfer agent fees	$5,000.00
Miscellaneous	$10,928.00

Total	$722,000.00

Legal Matters

        Certain legal matters will be passed upon by Fulbright & Jaworski L.L.P., our special U.S. counsel located at 666 Fifth Avenue, New York, New York 10103. Certain legal matters will be passed upon by Bowman Gilfillan Inc., our South African counsel located at Twin Towers West—9th Floor, Sandton City, Johannesburg 2146, South Africa.

Experts

        Our financial statements and the related financial statement schedules incorporated into this prospectus by reference to Amendment No. 4 to our Annual Report on Form 20-F/A for the year ended June 30, 2002 have been audited by Deloitte & Touche, South Africa, independent auditors, located at Deloitte & Touche Place, The Woodlands, 20 Woodlands Drive, Woodmead, Johannesburg, 2196, South Africa, as stated in their reports incorporated herein by reference and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

        The information included in this prospectus with respect to our reserves pertaining to our mining operations has been verified by Resource Service Group, located at 35 Ventnor Avenue, 2nd Floor, West Perth, Western Australia, 6005, and has been included herein in reliance upon the authority of that firm as experts in mining, geology and ore reserve determination.

Available Information

        We are subject to the informational requirements of the Exchange Act which means that we file reports, proxy and information statements and other information with the SEC. You can inspect and copy those reports, proxy and information statements and other information at the SEC's public reference room located at Judiciary Plaza, 450 Fifth Street, NW., Room 1024, Washington, D.C. 20549. You can obtain copies of this material at prescribed rates by writing to the Securities and Exchange Commission, Public Reference Section, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC toll-free at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy and information statements and other information regarding registrants such as us that file electronically with the SEC. The address of this website is http://www.sec.gov.

Incorporation of Documents By Reference

        We "incorporate by reference" into this prospectus certain information we file with the SEC, which means that we can disclose important information to you by referring to another document filed separately with the SEC. The information that we file after the date of this prospectus with the SEC will automatically update and supersede this information. We incorporate by reference into this prospectus the documents listed below and any future filings made with the SEC, including prior to the effectiveness of the registration statement of which this prospectus is a part, under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, and any reports submitted on Form 6-K that identify on such forms that they are being incorporated by reference into this prospectus, until all of the notes, ordinary shares or ADSs offered hereby are sold or until this offering is otherwise terminated:

  •
  our Annual Report on Form 20-F for the year ended June 30, 2002;

  •
  amendment No. 1 to our Annual Report on Form 20-F/A for the year ended June 30, 2002;

  •
  amendment No. 2 to our Annual Report on Form 20-F/A for the year ended June 30, 2002;

  •
  amendment No. 3 to our Annual Report on Form 20-F/A for the year ended June 30, 2002; and

  •
  amendment No. 4 to our Annual Report on Form 20-F/A for the year ended June 30, 2002.

  •
  current reports on Form 6-K submitted on July 2, July 22, August 26, October 15 and November 21, 2002, January 27, March 14, March 17 (third filing), March 31, April 9, May 27, June 5, June 27, July 9, July 22, August 27, 2003, September 10, 2003 and September 29, 2003.

        Any statement contained in a document incorporated or considered to be incorporated by reference in this prospectus shall be considered to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any subsequently filed document that is or is considered to be incorporated by reference modifies or supersedes such statement. Any statement that is modified or superseded shall not, except as so modified or superseded, constitute a part of this prospectus.

        You may request a copy of any of the documents which are incorporated by reference in this prospectus, other than exhibits which are not specifically incorporated by reference into such documents and the memorandum and articles of association of ours, at no cost, by writing or telephoning us at the following:

    Durban Roodepoort Deep, Limited
    Attn: Jacob Dissel
    DRD Building
    45 Empire Road
    Parktown, Johannesburg
    South Africa 2193
    Tel: (27-11) 381-7800

Index to Financial Statements

        The following financial statements are filed as part of this prospectus.

Durban Roodepoort Deep, Limited

Restated Condensed Consolidated Financial Statements
Unaudited for the six months ended December 31, 2002 and 2001

Consolidated Statements of Operation for the six months ended December 31,

	Notes	2002 US$ 000	2001 US$ 000
		As restated, see note 10
Revenue
Product sales		133,109	150,374

Cost and expenses		(112,600)	(111,330)
Cash production costs		(111,855)	(110,300)
Movement in gold in process		(390)	(324)
Movement in rehabilitation provision		(355)	(706)
Other operating expenses
Depreciation and amortization		(3,964)	(8,110)
Employee termination costs		—	(340)
Profit/(loss) on financial instruments		24,531	(149,087)
Impairment of assets		—	(640)
Profit/(loss) on sale of investments		—	(1,098)
Profit on sale of subsidiary	2	8,398	—
Selling, administration and general charges		(4,681)	(4,460)

Net operating income/(loss)		44,793	(124,691)
Investment income		3,434	598
Other income		1,098	2,292
Finance cost
Interest expense		(1,127)	(2,300)

Profit/(loss) before taxation		48,198	(124,101)
Income from associate		466	—
Deferred income and mining tax (charge)/benefit		(10,866)	36,227

Net profit/(loss) before cumulative effect of accounting change		37,798	(87,874)
Cumulative effect of change in accounting policy	2	(151)	—

Net profit/(loss) applicable to common stockholders		37,647	(87,874)

Basic earnings/(loss) per share (cents) before cumulative effect of change in accounting policy		20.6	(55.9)
Cumulative effect of change in accounting policy		—	—

Basic earnings/(loss) per share (cents)		20.6	(55.9)

Diluted earnings/(loss) per share (cents) before cumulative effect of change in accounting policy		19.5	(55.9)
Cumulative effect of change in accounting policy		—	—

Diluted earnings/(loss) per share (cents)		19.5	(55.9)

The accompanying notes are an integral part of these Restated Condensed
Consolidated Financial Statements.

Durban Roodepoort Deep, Limited

Restated Condensed Consolidated Financial Statements
Unaudited for the six months ended December 31, 2002 and 2001

Consolidated Balance Sheet at December 31,

		2002 US$ 000	2001 US$ 000
		As restated, see note 10
ASSETS
Current assets		116,349	29,052
Cash and equivalents		86,967	10,340
Receivables		21,062	11,622
Inventories		8,320	7,090
Mining assets		74,459	63,776
Cost		326,105	273,768
Accumulated depreciation & amortization		(251,646)	(209,992)
Other assets		26,264	11,330
Equity investments		1,831	1,720
Listed Investments		481	50
Investment in Associates		8,923	—
Amounts contributed to environmental trust funds		15,029	9,560

Total assets		217,072	104,158

LIABILITES & SHAREHOLDERS' EQUITY
Current liabilites		(58,044)	(38,141)
Bank overdraft		—	(4,732)
Accounts payable and accrued liabilities		(42,729)	(30,247)
Short term portion of long term loans		(14,936)	(3,083)
Income and mining taxes		(379)	(79)
Long term loans		(10,191)	(3,527)
Convertible loan note	5	(63,533)	—
Deferred income and mining taxes		35,398	26,205
Deferred financial liability		(61,876)	(152,210)
Provision-environmental rehabilitation		(20,336)	(15,529)
Stockholders' (equity)/deficit		(38,490)	79,044
Authorised
300,000,000 ordinary no par value shares
5,000,000 cumulative preference shares
Issued
183,511,834 (2001: 160,093,307) ordinary no par value shares		(359,571)	(306,728)
5,000,000 (2001 5,000,000) cumulative preference shares		(107)	(107)
Additional paid in capital		(35,311)	(31,441)
Accumulated loss		314,131	387,943
Other comprehensive loss		42,368	29,377

Total liabilites & stockholders' equity		(217,072)	(104,158)

The accompanying notes are an integral part of these Restated Condensed
Consolidated Financial Statements.

Durban Roodeport Deep, Limited
Unaudited Consolidated Statements of Shareholders' Equity/(Deficit)
for the six months ended December 31, 2001

	Number of Common Stock	Number of Preferred stock	Additional paid capital in	Stated capital	Preference shares	Accumulated loss	Accumulated OCI	Total	Comprehensive Income/loss
Balance—June 30, 2000, as previously reported	154,529,578	5,000,000	30,889	302,959	107	(289,252)	(59,013)	(14,310)
Prior period adjustment, see note 10						(10,817)	4,560	(6,257)
Balance—June 30, 2000, as restated	154,529,578	5,000,000	30,889	302,959	107	(300,069)	(54,453)	(20,567)
Share options exercised	5,563,729			3,790				3,790
Stock based compensation			552					552
Share issue expenses				(21)				(21)
Unrealised gain on securities							10	10	10
Net loss for the year						(87,874)		(87,874)	(87,874)
Foreign currency translation adjustments							25,066	25,066	25,066

Balance—December 31, 2001, as restated, see note 10	160,093,307	5,000,000	31,441	306,728	107	(387,943)	(29,377)	(79,044)	(62,798)

Durban Roodeport Deep, Limited
Unaudited Consolidated Statements of Shareholders' Equity/(Deficit)
for the six months ended December 31, 2002

	Number of Common Stock	Number of Preferred stock	Additional paid capital in	Stated capital	Preference shares	Accumulated loss	Accumulated OCI	Total	Comprehensive Income/loss
Balance—June 30, 2001, as previously reported	177,173,485	5,000,000	33,392	351,537	107	(342,045)	(54,219)	(11,228)
Prior period adjustment, see note 10						(9,733)	5,490	(4,243)
Balance—June 30, 2001, as restated	177,173,485	5,000,000	33,392	351,537	107	(351,778)	(48,729)	(15,471)
Share options exercised	1,543,460			1,314				1,314
Issue of shares for cash	4,794,889			6,782				6,782
Stock based compensation			1,919					1,919
Share issue expenses				(62)				(62)
Mark to market of listed investments							80	80	80
Net income/(loss) for the year						37,647		37,647	37,647
Foreign currency translation adjustments							6,281	6,281	6,281

Balance—December 31, 2002, as restated, see note 10	183,511,834	5,000,000	35,311	359,571	107	(314,131)	(42,368)	38,490	44,088

The accompanying notes are an integral part of these Restated Condensed Consolidated Financial Statements

Durban Roodepoort Deep, Limited

Unaudited Consolidated Statements of Cash Flows
For the six months ended December 31

	2002 $'000	2001 $'000
	As restated, see note 10
Net cash generated/(utilized) by operating activities	4,303	(27,168)
Net profit/(loss)	37,647	(87,874)
Reconciliation to net cash provided by operations:
Net increase in provision for rehabilitation	355	706
Depreciation and amortization	3,964	8,110
Impairment of mining assets	—	640
Share of results of associates	(466)	—
Movement in gold in process	390	324
Loss on sale of investments	—	1,098
Debt issuance costs	41	—
Stock based compensation expenses	1,919	552
Movement in deferred tax	12,739	(27,825)
Movement in net taxation liability	(27)	1
Taxation paid	21	27
Movement in deferred financial liability	(34,140)	94,105
Profit on disposal of subsidiary	(8,398)	—
Effects of changes in operating working capital items
Receivables	(9,753)	3,919
Inventories	(1,833)	1,999
Accounts payable (excluding short-term loans)	1,844	(22,950)
Net cash realized from investing activities	563	6,078
Additions to investments	(829)	(41)
Proceeds from sale of investments	—	10,527
Proceeds from sale of subsidiary company (net of cash)	7,786	—
Additions to mining assets	(6,520)	(5,246)
Proceeds on disposal of mining assets	126	838
Net cash generated/(utilized) in financing activities	48,523	(4,516)
Short-term loans (repaid) raised	(3,461)	(11,664)
Net proceeds from issue of shares	8,096	3,790
Share issue expenses	(62)	(21)
(Decrease)/increase in bank overdraft	(532)	4,687
Proceeds on issue of convertible notes	62,898	—
Long-term loans (repaid)	(18,416)	(1,308)
Net increase/(decrease) in cash and cash equivalents	53,389	(25,606)
Effect of exchange rate changes	9,726	22,057
Cash and cash equivalents at beginning of year	23,852	13,889

Cash and cash equivalents at end of year	86,967	10,340

The accompanying notes are an integral part of these Restated Condensed Consolidated Financial Statements

Durban Roodepoort Deep, Limited

Notes to the Condensed Consolidated Financial Statements

Unaudited for the six months ended December 31, 2002 and 2001

1. Nature of Operations

Introduction

        Durban Roodepoort Deep, Limited ("the Company" or the Group"), was formed in 1895 and is a gold mining company engaged in underground and surface gold mining including exploration, extraction, processing and smelting. The Company focuses its operations on the West Witwatersand basin in South Africa. Its operations consist of the North West Operations (comprising the Buffels and Harties Sections), the Blyvoor Section and its 40% interest in Crown Section, all in South Africa, and the Tolukuma Section in Papua New Guinea. It also has exploration projects in South Africa, Papua New Guinea and Australia.

        The Company has had a number of changes in management and in the composition of its board of directors during the last year. Its reorganized management team has made important changes to its business, including a major restructuring of its hedge book. The Company has also embraced the South African government's drive for black empowerment and taken positive steps to start growing its asset base and making its production profile more sustainable.

History and Development

        In 1992, the Company's holding group (Rand Mines) was restructured and a new company, Randgold & Exploration Company Limited, or Randgold, was formed to provide management services to the Company's gold mines.

        During 1996, the Company acquired the entire share capital of West Witwatersrand Gold Holdings Limited, which was the parent company of West Witwatersrand Gold Mines Ltd or West Wits, in exchange for an aggregate of 1,846,087 ordinary shares, Consolidated Mining Corporation Ltd's loan to West Witwatersrand Gold Holdings Limited and the entire issued capital and shareholders' claim and loan account of East Champ d'Or Gold Mine Ltd, a gold mining company with mining title in the West Rand.

        Also during 1996, the Company's ADRs began trading on the Nasdaq National Market and are now listed on the Nasdaq SmallCap Market.

        In August 1997, the Company purchased the mineral rights represented by the Argonaut Project from Randgold.

        On September 15, 1997, the Company acquired the entire share capital of Blyvooruitzicht Gold Mining Company Ltd, or Blyvoor, in exchange for 12,693,279 ordinary shares. Also on that date, the Company acquired Buffelsfontein Gold Mines Ltd, or Buffels, in exchange for 14,300,396 ordinary shares.

        On September 14, 1998 the Company acquired Crown Consolidated Gold Recoveries Ltd, or Crown, in exchange for 5,925,139 ordinary shares.

        On August 16, 1999, Buffels acquired the majority of the assets and liabilities of the Harties mining operation for R45 million ($7.4 million).

        During September 1999, the Company purchased 28,693,002 (19.9%) ordinary shares in Dome Resources Ltd, or Dome, for R34.9 million ($3.3 million). On March 13, 2000 the Company made an unconditional offer to the shareholders of Dome to acquire all the remaining shares in Dome and completed this acquisition in June 2001.

        During August 2000, the Company ceased all operations at the Durban Deep Section and both underground and open pit operations at the West Wits Section.

        In April 2001, the Company launched the Blyvoor Expansion Project which is intended to facilitate the commissioning of additional infrastructure and the opening up of additional mining areas to further enable the effective mining of reserves at the Blyvoor Section.

        In June 2002, the Company entered into an agreement with Bophelo Trading (Pty) Limited, or BTL for the sale of the West Wits gold plant and certain related assets for R25 million ($2.4 million). The sale is still pending.

        During the course of the audit exercise for the 2000 fiscal year, certain irregular transactions came to the Company's attention. An internal investigation commenced at the insistence of a special committee of the board of directors. During the course of this investigation, the Company discovered that all 8,282,056 ordinary shares issued ostensibly for the acquisition of the Rawas gold mine in 1999 were invalidly issued and allotted. For a description of the Special Committee.

        Because of subsequent splits and consolidations resulting in validly issued ordinary shares bring consolidated with invalid Rawas shares, it was not possible for the Company to distinguish the Rawas shares from all of the other issued ordinary shares and so their identity had been lost. The meant that none of the Rawas shares, and their holders at the time, could be identified and therefore none of the Rawas shares could be removed from the Company's members' registry. The Rawas shares, therefore, were effectively in issue with no possibility of removing them from the members' registry.

        At a shareholders' meeting, the Company's shareholders resolved, by special resolution, that it should apply to the High Court of South Africa for validation of the issuance of the ordinary shares. The Company has made this application and the High Court of South Africa validated the issuance on June 19, 2002. For a description of this transaction.

        Beginning in July 2002, the Company entered into a series of transactions, consistent with its black empowerment strategy resulting in the acquisition of 60% of its interest in Crown Gold Recoveries (Pty) Ltd, or CGR, by Kumho Bathong Holdings (Pty) Ltd, or KBH for R105 million ($10 million). Also, as part of this transaction, KBH repaid a portion of certain shareholder loans on behalf of CGR. Consequently, CGR now owes 60% of those loans to KBH and 40% of the loans to the Company.

        In October 2002, CGR acquired 100% of the outstanding share capital of and loan accounts in East Rand Proprietary Mines Ltd, or ERPM, for R100 million ($9.5 million).

        On December 16, 2002 the Company announced its proposed acquisition of 14% of Emperor Mines Limited, an Australian listed gold mining company for A$11.5 million ($7.8 million). Since that date, the Company has increased its percentage holding in Emperor Mines Limited to 19.81% at a total additional cost of A$5.0 million ($3.07 million).

        For a description of the Company's relationship with entities controlled by its former Chairman, R.A.R. Kebble, see Note 4.

2. Significant Accounting Policies

        Except for the items below, the accounting policies are, in all material respects, consistent with the annual financial statements for the year ended June 30, 2002 and contained in our Annual Report on Form 20-F/A (Amendment No. 4). These interim financial statements are not necessarily indicative of the results for the full year.

  Investments in Associates

        Investments in associated undertakings are accounted for by the equity method of accounting. These are undertakings over which the Group exercises significant influence, but which it does not control. Provisions are recorded for long-term impairment in value.

        Equity accounting involves recognizing in the income statement the Group's share of the associates' profit or loss for the year after tax. The Group's associate is carried in the balance sheet at an amount that reflects it's share of the net assets of the associate.

  Reclamation and Closure Costs

        In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards 143, "Accounting for Asset Retirement Obligations", or SFAS 143. SFAS 143, which comes into effect for fiscal years beginning after June 15, 2002, requires that the fair value of liabilities for asset retirement obligations be recognized in the period in which they are incurred. A corresponding increase to the carrying amount of the related asset, where one is identifiable, will be recorded and will be depreciated over the life of the asset. Where a related asset is not easily identifiable with a liability, the change in fair value over the course of the year is expensed. The amount of the liability will be subject to re-measurement at each reporting period. This differs from the current practice which involves accruing for the estimated reclamation and closure liability through annual charges to earnings over the estimated life of the mine. The Company adopted the new policy on July 1, 2002. The cumulative effect of the change in policy on the balance sheet at that date is to increase Property, plant and equipment by $0.55 million and increase Rehabilitation liabilities by $0.7 million with a cumulative effect of change in accounting principle adjustment charge to net earnings of $0.15 million in the first quarter of fiscal 2003.

  Premium and Debt Costs

        Discounts and underwriting, legal and other direct costs incurred in connection with the issuance of debt are deferred and amortized to interest expense using the effective interest rate method.

  Recent accounting pronouncements

        In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees and Indebtedness of Others (an interpretation of FASB Statements No. 5, 57 and 107 and Rescission of Interpretation No. 34)" ("FIN 45"). This interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. This interpretation does not prescribe a specific approach for subsequently measuring the guarantor's recognized liability over the term of the related guarantee. This interpretation also incorporates, without change, the guidance in FASB Interpretation No. 34, "Disclosure of Indirect Guarantees of Indebtedness to Others", which is being superseded. The initial recognition and initial measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The disclosure requirements in this Interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002. The Company adopted the disclosure requirements in the period ended December 31, 2002.

        The interpretive guidance incorporated without change from Interpretation 34 continues to be required for financial statements for fiscal years ending after June 15, 1981, which is the effective date of Interpretation 34. The Group is currently evaluating the impact of recognizing the fair values of certain guarantees it has issued.

        In December 2002, the FASB issued Statements of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation Transition and Disclosure—and amendment of SFAS 123" ("SFAS 148"). This statement provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS 123 to require prominent disclosure in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The amendments to SFAS 123 in paragraphs 2(1)—2(e) of the statement shall be effective for financial statements for fiscal years ending after December 15, 2002. Earlier application of the transition provisions in paragraphs 2(a)—2(d) is permitted for entities with a fiscal year ending prior to December 15, 2002, provided that financial statements for the 2002 fiscal year have not been issued as of the date this statement was issued.

        The Company has determined that this statement will have no impact on its financial statements for the periods presented as the Company will continue to account for its options plan in accordance with APB Opinion No. 25.

        In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities—and Interpretation of ARB No. 51", ("FIN 46"). This interpretation of Accounting Research Bulletin No. 51, "Consolidated Financial Statements", addresses consolidation by business enterprises of variable interest entities, which have one or both of the following characteristics:

1.
The equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, which is provided through other interest that will absorb some or all of the expected losses of the entity.

2.
The equity investors lack one or more of the following essential characteristics of a controlling financial interest:

a.
The direct or indirect ability to make decisions about the entity's activities through voting rights or similar rights.

b.
The obligation to absorb the expected losses of the entity if they occur, which makes it possible for the entity to finance its activities.

  c.
  The right to receive the expected residual returns of the entity if they occur, which is the compensation for the risk of absorbing the expected losses.

        This Interpretation applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. The Interpretation applies to public enterprises as of the beginning of the applicable interim or annual period, and it applies to non-public enterprises as of the end of the applicable annual period.

        This Interpretation may be applied prospectively with a cumulative-effect adjustment as of the date on which it is first applied or by restating previously issued financial statements for one or more years with a cumulative-effect adjustment as of the beginning of the of the first year restated. The Company is still evaluating the impact of this interpretation on its financial statements. However, the Company does not believe that the adoption of FIN 46 will have a material impact on its results of operations and financial position.

        In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities (SFAS 149). SFAS 149 is intended to result in more consistent reporting of contracts as either freestanding derivative instruments subject to SFAS 133 in its entirety, or as hybrid instruments with debt host contracts and embedded derivative features. In addition, SFAS 149 clarifies the definition of a derivative by providing guidance on the meaning of initial net investments related to derivatives. SFAS 149 is effective for contracts entered into or modified after June 30, 2003. Accordingly, the adoption of SFAS 149 will have no impact on the financial statements of any of the periods presented.

        In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (SFAS 150). SFAS 150 affects the classification, measurement and disclosure requirements of certain freestanding financial instruments, including mandatorily redeemable shares. SFAS 150 is effective for all financial instruments entered into or modified after May 31, 2003, and otherwise is effective for the Company as of July 1, 2003. The Company is currently assessing, but has not yet determined, the impact that the adoption of SFAS 150 will have.

3. Disposal of Businesses

  Crown Gold Recoveries Pty Ltd

        On July 1, 2002, the Company engaged in a transaction consistent with its black empowerment strategy by entering into a share purchase agreement with Crown Consolidated Gold Recoveries Ltd, or CGR, The Industrial Development Corporation, or IDC, and Khumo Bathong Holdings (Pty) Ltd, or KBH. Under this share purchase agreement, the Company sold 57% of its interest in CGR, to IDC and 3% of our interest in CGR to KBH for a total cash consideration of R105.5 million ($10.2 million) and realized a profit of R87.1 million ($8.4 million)

        As a result of this transaction, CGR is no longer a subsidiary of the Company. The results of operations and the financial position of CGR are no longer consolidated into the Company's annual financial statements. The Company's remaining 40% interest in CGR is equity accounted as an investment in an associate.

        The aggregate value of the assets and liabilities disposed as part of this transaction were as follows:

$'000
Current Assets	4,775
Mining Assets	12,127
Other Assets	646
Current Liabilities	(5,581)
Provision for environmental rehabilitation	(2,024)
Long Term Liabilities	(8,164)

1,779
Cash Proceeds Received	10,177

Profit realized	8,398

4. Related Party Transactions

        Prior to the awarding of a contract to a related party for the supply of goods and services the Group Procurements Manager reviews both the pricing, quality and reliability of the party. The contract terms are compared to similar suppliers of goods and services to ensure that the contract is on market related terms.

        The Company's executive directors review the terms and conditions of all loans to ensure that the terms of the loans are similar to those offered by financial institutions. Consolidated African Mines Limited, or CAM, JCI Gold Limited, or JCI, and Western Areas Limited are all related parties by reason of having common directorships either through an individual or through family relationship. All of these companies were, at the time the transactions were consummated, related, either directly or indirectly, to Mr. R.A.R. Kebble who was at that time Chairman of the Company. Either Mr. Kebble or his son, Brett Kebble, were directors of these companies.

  FW Services CC

        During the six months ended December 31, 2002 the Company made use of FW Services CC, a company that performs repairs to electric motors of pumps and winches, and Neil Pretorius, a legal advisor, both of which are related parties to Mr. Francois Weideman, a previous executive director of the company, who resigned as a director on March 1, 2002. During the six months ended December 31, 2002 the Company paid $0.2 million to FW Services CC and $0.01 million to Neil Pretorius for services rendered.

  Western Areas Limited

        A total of R111.3 million ($18.3 million) was owed to Western Areas Limited, or WAL for advances made between December 1999 and January 2000. The proceeds of the loan were used as follows:

  •
  between December 14, 1999 and January 11, 2000, the Company purchased 7,187,000 ordinary shares of Randgold, 6,268,000 ordinary shares of JCI and 15,128,500 shares of CAM (the "Sale Shares") for a total of R98.2 million ($16.2 million) in contemplation of a proposed Group restructuring with affiliated companies; and

  •
  812,100 ordinary shares of Randfontein Estates Limited for a purchase price of R8.6 million ($1.4 million) together with 2,349,000 options at a purchase price of R4.4 million ($0.7 million). These shares and options were purchased as part of a strategy to consolidate the various companies in which CAM, JCI and WAL had an interest into one corporate group. These shares were sold on January 15, 2001 and the proceeds retained.

        The Company was to pay WAL interest at a rate equal to the prime overdraft rate charged from time to time by Standard Bank of South Africa to it most favorite clients on overdraft. The Sale Shares were pledged by the Company to WAL as security for debt owed to WAL in the amount of R111.3 million ($18.3 million). In October 2000, the Company concluded a written agreement with CAM and JCI giving effect to the intention that the Company sell the Sale Shares to CAM and JCI for an amount equal to the debt owed to WAL. The agreement called for the Company to sell the Sale Shares to CAM and JCI for a total price of not less than R116.4 million ($13.3 million) to be paid by CAM and JCI jointly and severally. The closing was set for October 31, 2000.

        Also at that time, the Company, CAM and JCI concluded a written letter agreement by which CAM and JCI agreed to pay the Company a "monthly option fee in arrears" if the sale of the Sale Shares occurred after October 31, 2000. This monthly option fee would be calculated as an amount equal to the interest charged by WAL to the Company on the debt owed WAL. In consideration for this, the Company agreed not to sell the Sale Shares to any other party. It was a tacit or implied term of this letter agreement that value-added tax ("VAT") would be added to the monthly option fee and the monthly option fee would be payable by CAM and JCI. The Company agreed to continue to hold the Sale Shares until CAM and JCI could obtain financing from Investec Limited ("Investec").

        In November 2000, the monthly option fee was renegotiated to an amount equal to 93.38% of the interest charged by WAL to the Company on the debt owed WAL. CAM and JCI paid the Company R1.7 million ($0.2 million) for the monthly option fee for Octorber 2000 on or about December 4, 2000.

        The Company entered a new agreement with WAL regarding its debt on or about April 25, 2001. In this agreement, the Company acknowledged, that its debt to WAL amounted to R132.8 million ($17.3 million) as of March 1, 2001. CAM and JCI agreed to be jointly and severally liable as sureties for this amount.

        In August 2001, the Company and WAL entered into an agreement fixing the interest rate on the debt owed to WAL by the Company at 14%.

        On or about October 9, 2001 the Company concluded a contract of guarantee and cession in securitatem with Investec. Under the terms of this agreement, the Company agreed to guarantee WAL's obligations to Investec up to the value of the Sale Shares. Also, the Company ceded the Sale Shares, as security, to and in favor of Investec allowing Investec to sell the Sale Shares in the event that WAL defaulted.

        The agreement with Investec describes the debt owed to the Company by CAM and JCI, including the monthly option fee then outstanding, as R20.8 million ($2.6 million) plus any further monthly option fee as of June 30, 2001. This agreement also states that this amount and all monthly option fees accruing after June 30, 2001 would bear interest at the rate of 1% above the prime rate charged by The Standard Bank of South Africa.

        This agreement also states that the debt owed to the Company by CAM and JCI would become immediately due and payable upon the occurrence of a default by WAL. Such amount to be paid directly to WAL by CAM and JCI on the Company's behalf with any excess being repaid to the Company.

        On or about September 26, 2001, the Sale Shares were ceded to Investec and WAL granted the Company a put option in respect of the Sale Shares at a total price of at least R116.4 million ($13.3 million). CAM and JCI undertook to apply all dividends received from WAL in respect of their shareholdings to the reduction of all amounts owed by them to the Company. The parties agreed that the monthly option fee would be payable to exercise their rights under the call option for the duration of the Company's guarantee and cession and agreed that if Investec exercised its rights under that guarantee, the rights of CAM and JCI under the call option would terminate.

        On or about December 13, 2001, WAL repaid its debt to Investec. On December 13, 2001, the Company put the Sale Shares to WAL in satisfaction of the debt which amounted to R149.4 million ($14.4 million) including interest owed by the Company resulting in a loss of $0.9 million.

        The option fee payable to the Company by CAM and JCI for the period of November 2001 up to December 13, 2001 amounted to R21.6 million ($2.0 million) plus VAT in the amount of R3.0 million ($0.3 million) plus interest in the amount of R1.7 million ($0.2 million) at the prescribed rate of 15.5% per annum from January 25, 2002 to the date of payment.

        On December 13, 2001, the Company invoiced JCI on behalf of JCI and CAM in these amounts. On December 14, 2001, the Company made a demand on CAM and JCI for the amount of R32.8 million ($3.0 million). On December 24, 2001, the Company's attorney's made demand on JCI and CAM for the same amount. The Company has instituted legal proceedings against JCI and CAM for the recovery of these amounts. The Company has provided in full for the balance outstanding by CAM against the probable bad debt.

  Executive Directors

        On May 23, 2001 the executive directors made advances to the Company for working capital purposes, which bore interest. These advances were repaid on December 31, 2001.

  Restraint of trade agreements

        In November 1998, certain of the Company directors and officers, namely R.A.R Kebble (resigned June 30, 2002), M. Prinsloo (resigned November 1, 2000), C. Mostert (resigned July 31, 2000), I. Murray and V. Hoops (dismissed May 8, 2002) entered into restraint of trade agreements in order to protect the competitive position of the Company, whereby they agreed, for a period of 24 months after the termination of their employment with the Company, not to compete against the Company or solicit the Company's employees. As consideration for entering into these agreements these directors and officers (as a group) received R8.4 million (approximately $1.3 million). These restraint of trade agreements were awarded while each officer or director was still an employee of the Company. As the restraint period applied for a period of two years after the employee left the Company, and as it was impossible to determine when this would actually occur, the Company considered it prudent to write off this amount over a four year period from the date of award.

5. Senior Convertible Notes

        On November 12, 2002 the Company issued $66,000,000 of 6% Senior Convertible Notes due 2006, in a private placement. The Company issued the notes at a purchase price of 100% of the principal amount thereof. If not converted, or previously redeemed, the notes will be repaid at 102.5% of their principal amount plus accrued interest on the fifth business day following their maturity date in November 2006. The notes are convertible into our ordinary shares, or, under certain conditions, American Depositary Receipts, or ADR's, at a conversion price of $3.75 per share or ADR, subject to adjustment in certain events. The Company is entitled to redeem the notes at their accreted value plus accrued interest, if any, subject to certain prescribed conditions being fulfilled, after November 12, 2005. The notes were only offered to qualified institutional buyers in reliance on Rule 144A of the Securities Act of 1933, as amended, or the Securities Act, and to non-U.S. persons in reliance on Regulation S under the Securities Act.

        The convertible notes are presented in the consolidated balance sheet as follows:

Dec-02 $'000
Amount raised	66,000
Unamortized issuance costs(i)	(3,061)
Interest accrued(ii)	594

63,533

(i)
The issuance costs relating to the convertible loan note have been capitalized, and are being amortized over the life of the instrument.

(ii)
Interest on the loan note is calculated semi-annually on the effective yield basis, at an effective rate of 3.28% per compounding period.

6. Inventories

	December 31
	2002 $'000	2001 $'000
Gold in process	2,022	2,024
Supplies	6,298	5,066

	8,320	7,090

7. Commitments and Contingent Liabilities

	Dec-02 $'000	Dec-01 $'000
Capital expenditure commitments:
Contracted but not provided for in the financial statements	1,101	178
Authorized by the directors but not contracted for	4,405	1,607

	5,506	1,785

  Environmental

        In past years, the Company received financial assistance in the form of pumping subsidies from the South African Government for the removal of extraneous water from its underground mine workings. The South African government withdrew this assistance effective April 1, 1998. The Company expects that progressive flooding at its Durban Deep and West Wits Sections will eventually cause the discharge of polluted water to the surface and to local water sources. However, at this time, water has not begun to flood to the surface at these Sections. The Company has ceased operations at these Sections.

        The Durban Deep Section is located within the geographical area known as the central basin which stretches from the Durban Deep Section in the west to ERPM in the east. ERPM currently has an active pumping program in place and also a program to seal all points of water ingress which are not currently in use. This program has been substantially completed. The majority mining and pumping in this geographical area has ceased. As a result, the entire basin is experiencing flooding. The Company has developed a program, in close collaboration with the Department of Minerals and Energy, to progressively seal off all potential ingress points at the Durban Deep Section and this program is substantially underway. The Company anticipates that this program will be completed by May 2005. The Company estimates that if ERPM were to cease pumping entirely, water would begin to flood to the surface in the Central Basin within seven years which would have an immediate impact on the surrounding areas.

        The West Wits Section is located in the geographical area known as the western basin. There is no hydraulic continuity between the western basin and the central basin. Water has already begun to flood to the surface in this area from other neighboring mining operations. However, there has been no flooding of water to the surface on any of the Company's properties located in the western basin. This water is of poor quality, containing heavy metals, sulphates and other pollutants.

        Because of this, the Department of Water Affairs and Forestry, or DWAF, requires that this water be temporarily directed into Robinson Lake to prevent it from reaching the Tweelopiesspruit, which is a local stream. If the water were to reach this stream, it could pollute the neighboring communities, the Krugersdorp Game Reserve and the Sterkfontein Caves located nearby. A forum on which the Company is represented has been established in consultation with DWAF, the Department of Minerals and Energy, the Department of Agriculture, Conservation, Environment and Land and other neighboring mining operations to address and manage the impact of the current flooding in the area. Similar to the Durban Deep Section, the Company has developed a program to progressively seal all potential ingress points at the West Wits Section. The Company anticipates that this program will also be completed by May 2005.

        The sealing of all potential ingress points at these operations will be a permanent measure. All plugs used have been approved by the Department of Minerals and Energy which also performs periodic inspections during the sealing phase to monitor progress. However, despite these sealing programs, naturally occurring water conduits and other geological features which are not mine related and may not be located on mine property will allow surface water, especially storm runoff, to reach underground aquifers. This will eventually cause water levels to rise and allow polluted water to discharge to the surface.

        Due to the sources of flooding and the potential number of parties involved, the Company cannot estimate the amount of any potential liability attributable to it. However, in the event of joint and several liability, the amounts could be significant.

        The Blyvoor Section has its own unique environmental risks, due to its dolomitic geology and geohydrology, sinkholes and subsidences which require remediation using appropriate cost-effective filling techniques. The Blyvoor Section also pumps water to the surface in the amount of 460,000 cubic feet per day. Most of this water is discharged into the Wonderfontein Spruit, which is a local stream. Water from the Doornfontein mine is also discharged into the Grootdraai Dam. Several other neighboring mining operations also discharge water into this area. The surrounding area comprises agricultural land and mining towns.

        The consequence of this pumping could be that ground water, streams and wetlands become polluted. Also, dolomitic rock will be dissolved, resulting in an increased risk of sinkholes and possible pollution of fresh water resources stored in the dolomitic formations. As the water reaches the surface, there will be an increased risk of damage to municipal services, foundations of buildings and properties. The Blyvoor Section is currently in operation and monitors all water discharge as required by its environmental management program. This water is known as "fissure water" and is generally of good quality. Therefore, the Company believes that the contribution of the this water to pollution of water in the area is minimal. The Company is also considering a plan to purify a portion of the water to potable standards for its own use at the Blyvoor Section.

        The Company has not conducted an assessment of the full scope of such potential environmental damage. This is because the impact of the Company's discharge cannot be addressed without addressing the impact from the discharge of other neighboring mining operations. These include operations owned by Harmony Gold Mining Company Limited, Anglo Gold Limited and Gold Fields Limited. The Far West Rand Dolomitic Water Association, of which all mining operations in the area are members, has undertaken two studies. One study addresses the methodologies proposed for filling in sinkholes and subsidences and was completed in January 2003. The second study, will address the impact of the flooding on the dolomitic aquifers when mining in the area ceases. This study has been commissioned and is being planned by Dr. Frank Winde and is scheduled to be completed by the end of 2003.

        In additional purifying the water for its own use, the Company repairs all sinkholes, in accordance industry and government standards, as they form on its property. Sinkholes which form outside of the Company's property are repaired by the Far West Rand Dolomitic Water Association. Surface rehabilitation is also currently underway.

        The Tolukuma Section in Papua New Guinea also has site specific environmental risks associated with its operations. Tailings are routinely discharged into the Auga/Angabanga river system. The discharging of tailings into riverine and marine systems in Papua New Guinea is an acceptable practice due to the seismic instability of the area and the dangers this poses for the stability of conventional tailings dams. Due to the fact that ore mined at the Tolukuma Section, and the surrounding land in general, is high in mercury, the potential does exist that levels of mercury discharged into the river system might expose the Company to criminal liability under Papua New Guinea legislation. As a result of an internal study of the Tolukuma Section in 2000 and in order to ensure that mercury discharges remain within allowable limits the following program is being followed:

  •
  daily monitoring of mercury levels at the tailings discharge point and approximately 1,500 feet downstream (grab sampling);

  •
  monthly monitoring of mercury and other heavy metals at government mandated water quality inspection points;

  •
  biennial monitoring of stream sediments

  •
  addition of water to tailings prior to discharge to dilute metal concentrations;

  •
  gravity filtering of the water to concentrate solids and removal of solids for backfill use in mining areas prior to tailings discharge

        Lead, mercury, cyanide and arsenic occur naturally in the ore processed at the Tolukuma Section. The Company's operations in South Africa do not mine mercury, lead or arsenic rich ores. Therefore, the Company does not discharge these heavy metals into any riverine system in South Africa. Cyanide is associated with the mining process and is discharged into the riverine system as a result of the inability of the Company to use conventional tailings dams. In South Africa, the Company does not discharge cyanide into riverine systems. Prior to discharge, the cyanide is degraded in a detoxification process and levels are monitored daily.

        Through visits with local communities by mine staff members, the Company has become informed that communities downstream from the Tolukuma Section do not generally use water from the Auga/Angabanga river system for consumption as these communities rely on water from creeks, tributaries and strategically placed wells, many of which the Company has provided, and the Company is not aware of any adverse health effects on communities associated with the Tolukuma Section.

        Furthermore, the Company is not aware of any scientific or engineering report that states that the level of mercury discharges from the Tolukuma Section into the Auga/Angabanga river system is harmful to human life. In November 2002, Oxfam Community Aid Abroad released their "Mining Ombudsman Annual Report 2001-2002" which we believe made inaccurate and unsubstantiated references to mercury output and other findings contained in an internally prepared study on the Tolukuma Section done in 2000. This study was not conclusive on the mercury output at the Tolukuma Section and the results of this study were not scientifically tested. As discussed above, we increased our environmental management systems in response to this study.

        Two water quality and geochemical investigations were conducted by an independent consultant in July 2000 and June 2002. These investigations concluded that there was little difference between mercury concentrations in mining sediment from the Tolukuma Section being dumped into the Auga/Angabanga river system and the naturally occurring sediments in the area. Although mercury is detectable in the mining derived sediments immediately adjacent to the discharge point, these levels are immediately diluted to levels below detectable limits upon mixing with the Alabule River. This area consists of steep gorges and fast, turbid currents. The result is a high dilution of mining sediments and, therefore, a negligible impact on the lower Angabanga floodplain and oxbow lakes which are located downstream from the Tolukuma Section. An additional study took place during June of 2003, the results of which are still pending.

        Additionally, a comprehensive monitoring program has been undertaken in accordance with the Company's approved Environmental Management and Monitoring Program which addresses water quality, population dietary surveys and aquatic fauna and metals-in-tissue surveys. These surveys will be conducted during July and September of 2003. During March 2003, an environmental audit was concluded at the Tolukuma Section which found the operations to be in substantial compliance with applicable Papua New Guinea legislation, the Company's environmental plan and the Environmental Management and Monitoring Program. Therefore, the Company is unable to provide an assessment of its exposure to loss.

  Mining Rights

        The Company's rights to own and exploit its mineral reserves and deposits are governed by the laws and regulations of the jurisdictions in which the mineral properties are located. Currently, a significant portion of the Company's mineral reserves and deposits are located in South Africa.

        In October 2002, the President of South Africa assented to the Mineral and Petroleum Resources Development Act, 2002, or the Act, which was passed by parliament in June 2002. The Act will come into operation on a date to be proclaimed by the President which is expected to be during or shortly after June 2003. Until then the existing regulatory regime for mineral rights will remain in place whereby the holder of mineral rights is entitled to mine on obtaining a mining authorization from the State.

        The Act vests custodianship of South Africa's mineral resources in the State which will issue prospecting rights or mining rights to applicants in the future. The existing common law prospecting, mining and mineral rights will cease to exist but transitional arrangements are provided in order to give holders of existing rights the opportunity to acquire new rights.

        The Act calls for a charter, or Charter, to be developed by the Minister within five years of commencement of the Act, but the content of which has largely been agreed with mining industry representatives (including the Company), and with representatives of other stakeholders.

        The implementation of the Act may result in significant adjustment to our property ownership structure, which could have a material adverse effect on our financial condition and results of operations.

        Where the Company holds mineral rights and mining authorizations and conducts mining operations on the date on which the Act comes into effect, it will be able, within five years from the date of effectiveness of the Act, to submit the old rights and authorizations for conversion to a new mining right. It will need to submit a mining work program to substantiate the area and period of the new right, and also to comply with the requirements of the Charter discussed below. A similar procedure applies where it holds prospecting rights and a prospecting permit and conducts prospecting operations, but it must apply for a conversion to a new prospecting right within the two years from the date of effectiveness of the Act for which purpose a prospecting work program must be submitted. Where the Company holds unused rights however, it will have one year to apply for new prospecting rights or mining rights, the requirements of which are more stringent than for conversion, and involve non-concentration of resources, fair competition, no exclusionary effects, and proof of financial and technical ability.

        If the Company does not acquire new rights under the Act, it would be entitled to claim compensation from the State if it can prove that thereby its property has been expropriated as provided for under the Constitution of South Africa. Whether mineral rights constitute property and whether the Act does bring about an expropriation are both aspects which are the subject of legal debate which is likely to be settled ultimately by litigation. The factors in determining compensation include not only fair market value but also history of acquisition and use and aspects of redress and reform which could have the effect of reducing the compensation.

        The Charter requires that each mining company achieve 15 percent ownership by historically disadvantaged South Africans of its South African mining assets within five years and 26 percent such ownership within ten years. It comptemplates that this will be achieved by, among other methods, disposals of assets by mining companies to historically disadvantaged persons on a willing seller—willing buyer basis at fair market value. In addition, the Charter requires mining companies to formulate plans for achieving employment equity at management level with a view to achieving 40 percent participation by historically disadvantaged persons in management and ten percent participation by women in the mining industry, each within five years. When considering applications for the conversion of existing rights, the State will take a "scorecard" approach, evaluating the commitments of each company to the different facets of promoting the objectives of the Charter. The draft scorecard was published by the government in February 2003.

        The Company fully supports the notion that the mining industry and the wider South African economy have to find ways of dealing with the legacy of the country's history in a manner that promotes economic development and growth. The Company has made progress in adjusting the ownership structure of its South Africa mining assets and the composition of its management consistent with the Charter's spirit. The Company believes that is well placed to meet the Charter's targets in accordance with the scorecard. However, at this point the Company is unable to set out a definitive timeline of when it will comply with its objectiones before the expiration of the 10 year time limit as the legislation was only recently passed it is also not possible for the Company to identify any permits, rights or investments which it may lose for any non compliance. The provisions of the Charter apply to each mining company individually. Accordingly, it is not possible for the Company to meet its obligations by disposing of its less profitable operations which would undermine the objectives of the Charter. As transactions to comply with the Charter are to be at fair market value, the Company does not anticipate incurring any loss in fulfilling it obligations provided that it is able to identify suitable partners that are able to acquire adequate funding. However, failure to comply with the requirements of the Charter could result in the suspension or cancellation of one or more of the Company's licenses or cause it to be subject to fines. The severity of the potential consequence of such actions has not yet been fully determined as the Charter was only recently published and the South African government has not yet finalized the accompanying scorecard.

        The Company has not established any loss accruals for legal or environmental matters, other than rehabilitation provisions. There has been no loss and no reasonably possible loss for which an accrual has not been established.

        The Company does not have any insurance coverage available for environmental contamination as it is not possible to obtain such coverage.

8. Geographic and Segment Information

        Based on risks and returns the directors consider that the primary reporting format is by business segment. The Group operates in one industry segment, being the extraction and production of gold and related by-products. Therefore the disclosures for the primary segment have already been given in these interim statements.

        The chief operating decision-maker is the board of directors, which evaluates the business based on the following geographical operational segments:

	Six months ended December 31, 2002
	$'000 Blyvoor	$'000 North West	$'000 West Wits	$'000 Other	$'000 South African operations	$'000 Australian operations	$'000 Total
Income Statement
Revenue	39,948	80,830	2,196	—	122,974	10,135	133,109

Profit/(loss) from operations	29,545	6,925	(344)	8,696	44,822	(180)	44,642
Other operating income	47	956	(155)	4,103	4,951	47	4,998
Interest paid	(126)	(74)	(5)	(738)	(943)	(184)	(1,127)
Taxation (charge)/benefit	(8,655)	(2,233)	—	22	(10,866)	—	(10,866)

Profit/(loss) after tax	20,811	5,574	(504)	12,083	37,964	(317)	37,647

Balance Sheet
Mining assets	33,828	25,350	—	6,327	65,505	8,954	74,459

Net current assets/(liabilities)	(1,970)	(24,115)	(1,526)	79,754	52,142	6,162	58,305

Other information
Capital expenditure	1,807	3,717	—	431	5,955	565	6,520

Impairment of assets	—	—	—	—	—	—	—

Total number of employees					20,837	507	21,344

	Six months ended December 31, 2001
	$'000 Blyvoor	$'000 North West	$'000 Crown	$'000 West Wits	$'000 Other	$'000 South African operations	$'000 Australian operations	$'000 Total
Income Statement
Revenue	36,229	80,783	19,536	3,164	—	139,712	10,662	150,374

Profit/(loss) from operations	6,145	4,793	1,052	(1,227)	(136,065)	(125,302)	611	(124,691)
Other operating income	70	936	(313)	—	2,163	2,856	34	2,890
Interest paid	(1)	(445)	(147)	—	(1,200)	(1,793)	(507)	(2,300)
Taxation (charge)/benefit	(2,109)	(1,037)	(6)	—	39,399	36,247	(20)	36,227

Profit/(loss) after tax	4,105	4,247	586	(1,227)	(95,703)	(87,992)	118	(87,874)

Balance Sheet
Mining assets	22,379	14,981	11,582	1,727	6,709	57,378	6,399	63,777

Net current assets/(liabilities)	305	(6,406)	(2,156)	42	(91)	(8,306)	(783)	(9,089)

Other information
Capital expenditure	908	2,206	377	54	1,353	4,898	348	5,246

Impairment of assets	—	—	—	—	(640)	(640)	—	(640)

Total number of employees						19,698	353	20,051

9. Subsequent Events

       On December 16, 2002 the Company announced the intended acquisition of an equity stake in Emperor Mines Limited, an Australian listed gold mining company. Emperor Mines Limited produces about 150,000 ounces of gold per annum from its Vatukoula mine in Fiji. As part of the acquisition we will have the right to appoint two members to the eight member board of Emperor Mines Limited. As of December 31, 2002 the Company had acquired 0.51% of the outstanding ordinary shares ($0.4 million). By April 2003, the Company had increased its holdings of Emperor Mines Limited to 19.81% of the outstanding ordinary shares at an additional cost of A$15.8 million ($10.4 million).

10.    Restatement of financial statements

        During the year ended June 30, 1998, the Company purchased and capitalized the Argonaut mineral rights and subsequently amortized their carrying value. On January 29, 2003, the Company filed a registration statement on Form F-3 with the United States Securities and Exchange Commission. In the course of the registration process, the Company determined that the appropriate accounting treatment was to have expensed the cost of the mineral rights on acquisition, in the year ended June 30, 1998. The Company continues to be intent on exploiting the Argonaut mineral rights and applied for a prospecting permit from the Department of Minerals and Energy on January 22, 2003. To date, approval of the application is still pending. These financial statements have been restated to reflect the immediate expense of the Argonaut mineral rights.

        The Company also determined that a receivable from Rawas that arose from a loan made during the year ended June 30, 2000 and fully provided for in the year ended June 30, 2001, should have been written off in the year ended June 30, 2000. These financial statements have been restated to reflect the write off of the receivable from Rawas in the year ended June 30, 2000.

        The impact of these restatements is as follows:

	For the six months ended December 31,
	2002		2001
	As previously reported $'000	As restated $'000	As previously reported $'000	As restated $'000
Depreciation and amortization	(4,495)	(3,964)	(8,652)	(8,110)
Profit/(loss) before tax	47,667	48,198	(124,643)	(124,101)
Net profit/(loss) applicable to common stockholders	37,267	37,798	(88,416)	(87,874)
Basic earnings/(loss) per share (cents)	20.3	20.6	(56.2)	(55.9)
Diluted earnings/(loss) per share (cents)	19.2	19.5	(56.2)	(55.9)
	December 31,
	2002		2001
	As previously reported $'000	As restated $'000	As previously reported $'000	As restated $'000
Intangible assets	4,446	—	4,154	—
Total assets	221,518	217,072	108,312	104,158
Accumulated loss	(304,929)	(314,131)	(377,668)	(387,943)
Other comprehensive income	(47,124)	(42,368)	(35,498)	(29,377)
Stockholders' (equity)/deficit	(42,936)	(38,490)	74,890	79,044

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 8.    INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Subject to the provisions of Section 247 and 248 of the Companies Act, 1973 (as amended), our Articles allows us to indemnify, out of our funds, our Directors, managers, auditors, secretaries and other officers and employees against all costs, losses and expenses incurred by him or which he may become liable to pay in the discharge of his duties or in his capacity as a Director, manager, auditor, secretary or other officer or employee. This indemnity applies to any liability incurred by such person in defending any civil or criminal proceedings relating to any act or omission committed by such person as our Director, manager, auditor, secretary or other officer or employee. This indemnification does not exempt any director from any liability incurred due to his negligence, default, breach of duty or breach of trust of which he may be guilty of in relation to us. However, as such indemnification is against public policy and unenforceable in the United States, we have obtained a waiver of this indemnification from Deloitte & Touche.

        We maintain insurance to protect our directors, managers, auditors, secretaries and other officers and employees against potential claims.

ITEM 9.    EXHIBITS

4.1*	Deposit Agreement among Durban Roodepoort Deep, Limited, The Bank of New York as Depositary, and the owners and holders of American Depositary Receipts, dated as of August 12, 1996, as amended and restated as of October 2, 1996 and as further amended and restated as of August 6, 1998.
4.2**	Indenture, dated November 12, 2002, between Durban Roodepoort Deep, Limited, as Issuer, and The Bank of New York, as Trustee.
4.3**	Durban Roodepoort Deep, Limited 6% Senior Convertible Note Due 2006 in the amount of $61,500,000 issued pursuant to Rule 144A of the Securities Act of 1933, as amended.
4.4**	Durban Roodepoort Deep, Limited 6% Senior Convertible Note Due 2006 in the amount of $4,500,000 issued pursuant to Regulation S under the Securities Act of 1933, as amended.
4.5**	Purchase Agreement, dated November 4, 2002, between Durban Roodepoort Deep, Limited and CIBC World Markets Corp.
4.6**	Registration Rights Agreement, dated November 4, 2002, between Durban Roodepoort Deep, Limited and CIBC World Markets Corp.
5.1#	Opinion of Bowman Gilfillan Inc.
5.2#	Opinion of Fulbright & Jaworski L.L.P.
8.1#	Opinion of Fulbright & Jaworski L.L.P. with regard to certain tax matters.
12.1†	Statement Regarding Computation of Ratio of Earnings to Fixed Charges.
23.1#	Consent of Deloitte & Touche.
23.2	Consent of Bowman Gilfillan Inc. (included in Exhibit 5.1)
23.3	Consent of Fulbright & Jaworski L.L.P. (included in Exhibit 5.2)
23.4	Consent of Fulbright & Jaworski L.L.P. (included in Exhibit 8.1)
23.5#	Consent of PricewaterhouseCoopers, Inc.
23.6†	Independent Audit of Durban Roodepoort, Deep, Limited's total reserves, prepared by Resource Service Group Pty. Ltd.
23.7†	Consent to use Reserve Statement from Resource Service Group Pty. Ltd.
24.1†	Power of Attorney (included in the signature pages of this Registration Statement)
25.1†	Form T-1 Statement of Eligibility of Trustee under the Indenture

*
Incorporated by reference to our Registration Statement on Form F-6 (Registration Number 333- 11752), filed with the Securities and Exchange Commission on March 29, 2000.

**
Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 2002, as filed with the Securities and Exchange Commission on December 31, 2002.

†
Previously filed.

#
Filed herewith.

††
To be filed.

ITEM 10.    UNDERTAKINGS

        The undersigned Registrant hereby undertakes:

        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

    (i)
    To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933:

    (ii)
    To reflect in the prospectus any facts o events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereto) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

    (iii)
    To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

    provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference into the registration statement.

        (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        (4) To file a post-effective amendment to the Registration Statement to include any financial statements required by Item 8.A of Form 20-F (17 CFR 249.220f) at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided, that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3 (ss.239.33 of this chapter), a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act or Item 8.A of Form 20-F (17 CFR 249.220f) if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

        (5) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of any employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (6) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted against the Registrant by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has theretofore been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, Durban Roodepoort Deep, Limited certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form F-3 and has duly caused this Amendment No. 4 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Johannesburg, South Africa, on September 30, 2003.

By	/s/ IAN MURRAY Name: Ian Murray Title: Director
By	/s/ MARK M. WELLESLEY-WOOD Name: Mark Wellesley-Wood Title: Director

        Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 4 to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ MARK M. WELLESLEY-WOOD Mark M. Wellesley-Wood	Chairman and Chief Executive Officer	September 30, 2003
/s/ IAN L. MURRAY Ian L. Murray	Deputy Chief Executive Officer and Chief Financial Officer	September 30, 2003
* David C. Baker	Non-Executive Director	September 30, 2003
* Geoffrey C. Campbell	Non-Executive Director	September 30, 2003
* Robert P. Hume	Non-Executive Director	September 30, 2003
* Moltin P. Ncholo	Non-Executive Director	September 30, 2003

Authorized Representative in the United States
PUGLISI & ASSOCIATES
By:	* Name: Gregory F. Lavelle Title: Vice President	September 30, 2003
*By:	/s/ IAN L. MURRAY Ian L. Murray, as attorney-in-fact	September 30, 2003

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TABLE OF CONTENTS Prospectus
About this Prospectus
Cautionary Statement Concerning Forward-Looking Statements
Summary
The Offering
Risk Factors
Ratio of Earnings To Fixed Charges
Capitalization (in thousands)
Use of Proceeds
Price Range of Ordinary Shares and American Depositary Shares
Selected Consolidated Historical Financial Information (in thousands, except per share and per ounce data)
Operating and Financial Review and Prospects
Dividend Policy
Description of the Notes
Description of the Articles and Memorandum of Association and Ordinary Shares
Exchange Controls
Description of the American Depositary Shares and American Depositary Receipts
Material Income Tax Consequences
Selling Securityholders
Plan of Distribution
Enforcement of Civil Liabilities
Other Expenses of Issuance and Distribution
Legal Matters
Experts
Available Information
Incorporation of Documents By Reference
Index to Financial Statements
Durban Roodepoort Deep, Limited Restated Condensed Consolidated Financial Statements Unaudited for the six months ended December 31, 2002 and 2001 Consolidated Statements of Operation for the six months ended December 31,
Durban Roodepoort Deep, Limited Restated Condensed Consolidated Financial Statements Unaudited for the six months ended December 31, 2002 and 2001 Consolidated Balance Sheet at December 31,
Durban Roodepoort Deep, Limited Unaudited Consolidated Statements of Cash Flows For the six months ended December 31
Durban Roodepoort Deep, Limited Notes to the Condensed Consolidated Financial Statements Unaudited for the six months ended December 31, 2002 and 2001
PART II INFORMATION NOT REQUIRED IN THE PROSPECTUS
SIGNATURES